Form 20-F
period 2008-12-31
UR-ENERGY INC
filed 2009-03-27
CIK 1375205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report...................

For the transition period from ___________________________ to _______________________

Commission file number              001-33905

UR-ENERGY INC.
(Exact name of Registrant as specified in its charter) N/A (Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

10758 W. Centennial Road, Suite 200, Littleton, Colorado 80127
(Address of principal executive offices)

Roger Smith, (720) 981-4588, roger.smith@ur-energyusa.com, 10758 W. Centennial Road, Suite 200, Littleton, Colorado 80127
(Name, Telephone, E-mail and/or Facsimile number and Address of Corporation Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

93,243,607

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes             ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes             ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes             ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐             Accelerated filer ☐            Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐                                International Financial Reporting Standards as issuedOther ☒
            By the International Accounting Standards Board  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes             ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes             ☐  No

TABLE OF CONTENTS

PART I
Introduction
Forward-Looking Information
Cautionary Note to U.S. Investors Concerning Resource Estimates
Metric/Imperial Conversion Table
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
A. Selected financial data.
Currency and Exchange Rates
B. Capitalization and indebtedness.
C. Reasons for the offer and use of proceeds.
D. Risk factors.
Item 4. Information on the Corporation.
A. History and Development of the Corporation.
B. Business overview.
C. Organizational Structure.
D. Property, plants and equipment.
Item 4A. Unresolved Staff Comments.
Item 5. Operating and Financial Review and Prospects.
A. Operating results.
B. Liquidity and capital resources.
C. Research and development, patents and licenses, etc.
D. Trend information.
E. Off-balance sheet arrangements.
F. Tabular disclosure of contractual obligations.
Item 6. Directors, Senior Management and Employees.
A.	Directors and senior management.
B.	Compensation.
C.	Board practices.
D.	Employees.
E.	Share ownership.
Item 7. Major Shareholders and Related Party Transactions
A.	Major shareholders.
B.	Related party transactions.
C.	Interests of experts and counsel.
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information.
B.	Significant Changes.
Item 9 The Offer and Listing
A.	Offer and listing details.
B.	Plan of distribution.
C.	Markets.
D.	Selling shareholders.
E.	Dilution.
F.	Expenses of the issue.
Item 10. Additional Information
A.	Share capital.
B.	Memorandum and articles of association.
C.	Material contracts.
D.	Exchange controls.
E.	Taxation.
F.	Dividends and paying agents.
G.	Statement by experts.
H.	Documents on display.
I.	Subsidiary Information.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
(A) Quantitative information about market risk.
(B) Qualitative information about market risk.
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 15. Controls and Procedures.
Item 15T. Controls and Procedures.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert.
Item 16B. Code of Ethics.
Item 16C. Principal Accountant Fees and Services.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Item 16F. Change in Registrant’s Certifying Accountant.
Item 16G. Corporate Governance.
PART III
Item 17. Financial Statements.
Item 18. Financial Statements.
Item 19. Exhibits.
EXHIBIT INDEX

PART I

Introduction

Ur-Energy Inc. is a corporation incorporated under the laws of Canada and is referred to in this document, together with its subsidiaries, as "Ur-Energy" or the "Corporation" or the “Company”.

The Corporation’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and are presented in Canadian dollars unless otherwise indicated. All references in this Annual Report on Form 20-F (Annual Information Form) to financial information concerning the Corporation refer to such information in accordance with Canadian GAAP and all dollar amounts in this Annual Report on Form 20-F (Annual Information Form) are in Canadian dollars unless otherwise indicated.

In this document, cross-references relevant to the information being requested may be provided. These cross-references are provided for ease of reference only and are not meant to be exclusionary to other relevant information in this document that may relate to the disclosure in question.

Forward-Looking Information

This Annual Report on Form 20-F (Annual Information Form) contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Corporation’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a US Nuclear Regulatory Commission  Source Material License, Wyoming Department of Environmental Quality  Permit and License to Mine and other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for late 2010; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Corporation’s procurement plans and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier which efforts are expected to be streamlined; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs and (ix) the regulatory issues with the Thelon Basin Properties and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with start up),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; the Corporation’s status as an exploration and development stage Corporation; the Corporation’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Corporation’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Corporation does business; changes in the Corporation’s size and structure; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel; uncertainties regarding the Corporation’s need for additional capital; uncertainty regarding the fluctuations of the Corporation’s quarterly results; uncertainties relating to the Corporation’s status as a non-U.S. corporation;

uncertainties related to the volatility of the Corporation’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Corporation’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Corporation’s possible status as a "passive foreign investment Corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s investments and other risks and uncertainties described under the heading “Risk Factors” of this Annual Report on Form 20-F (Annual Information Form).

Cautionary Note to U.S. Investors - Resource and Reserve Estimates

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Accordingly, information contained in this report containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Metric/Imperial Conversion Table

The imperial equivalents of the metric units of measurement used in this Annual Report on Form 20-F (Annual Information Form) are as follows:

Metric Unit	Imperial Equivalent
gram	0.03215 troy ounces
hectare	2.4711 acres
kilogram	2.2046223 pounds
kilometer	0.62139 miles
meter	3.2808 feet
tonne	1.1023 short tons

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial data.

The following table summarizes certain of the Corporation’s selected financial information (stated in thousands of Canadian dollars) prepared in accordance with Canadian GAAP. The information in the table was derived from the more detailed financial statements for the period ended December 31, 2006 through the fiscal year ended December 31, 2008, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings "Item 5 – Operating and Financial Review and Prospects" and "Item 18 – Financial Statements". As discussed in Item 5, in December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable. Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  This change has been applied retroactively and all comparative amounts in Management’s Discussion and Analysis (“MD&A”) have been restated to give effect to this change. Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2006 through the fiscal year ended December 31, 2008.

	2008	2007	2006	2005	2004
	(In thousands of Canadian dollars)
		(As restated)	(As restated)	(As restated)	(As restated)
Results from operations
Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses	(25,968)	(22,959)	(12,396)	(6,151)	(3,406)
Interest income	2,494	2,816	630	127	11
Foreign exchange gain (loss)	5,656	(806)	(177)	908	(13)
Other income (loss)	(37)	-	-	-	-
Loss before income taxes	(17,854)	(20,949)	(11,943)	(5,116)	(3,408)
Recovery of future income taxes	-	429	-	-	-
Net loss	(17,854)	(20,520)	(11,943)	(5,116)	(3,408)
Net loss per share, basic and diluted	(0.19)	(0.24)	(0.20)	(0.15)	(0.36)

Financial position
Total assets	101,533	110,931	59,927	38,000	5,010
Capital stock and additional paid-in capital	157,118	149,826	64,137	26,698	7,224
Accumulated deficit and accumulated other comprehensive loss	(58,841)	(40,987)	(20,467)	(8,524)	(3,408)
Net assets	98,277	108,839	43,670	18,175	3,816
Outstanding shares, in thousands	93,244	92,172	73,475	47,204	23,644

Currency and Exchange Rates

The following table sets out the exchange rates for currencies expressed in terms of equivalent Canadian dollars for one U.S. dollar in effect at the end of the following periods, and the average exchange rates:

	Year Ended December 31
Canadian dollar	2008	2007	2006	2005	2004
End of period	$1.22280	$0.98200	$1.16640	$1.16600	$1.20480
Average for the period	$1.06669	$1.07440	$1.13461	$1.21173	$1.30151

Canadian dollar	July 2008	August 2008	September 2008	October 2008	November 2008	December 2008
High for the month	$1.02720	$1.07270	$1.08190	$1.30130	$1.2980	$1.30050
Low for the month	$0.99730	$1.02130	$1.02960	$1.0416	$1.14600	$1.18160

Exchange rates are the historical interbank foreign exchange rates for the appropriate period as quoted by OANDA Corporation on its website www.oanda.com.  The rate quoted by OANDA for the conversion of United States dollars into Canadian dollars on March 18, 2009 is CDN$1.27160 = US$1.00.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The risks described below should be considered carefully when assessing an investment in the Corporation’s common shares.  The occurrence of any of the following events could harm the Corporation. If these events occur, the trading price of the Corporation’s common shares could decline, and shareholders may lose part or even all of their investment.

The Corporation faces numerous risks as an exploration and development stage company.

The Corporation is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The Corporation’s property interests are in the exploration and development stage only. Accordingly, there is little likelihood that the Corporation will realize profits in the short term. Any profitability in the future from the Corporation’s business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, there can be no assurance, even when an economic deposit of minerals is located, that any of the Corporation's property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation's operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Substantial expenditures are required to establish resources and reserves which are sufficient to commercially mine some of the Corporation's properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

The price of uranium is affected by demand.

The price of uranium fluctuates. The future direction of the price of uranium will depend on numerous factors beyond the Corporation’s control including international, economic and political trends, governmental regulations, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of the Corporation’s properties, cannot accurately be predicted. As the Corporation is only at the exploration and development stage, it is not yet possible for it to adopt specific strategies for controlling the impact of fluctuations in the price of uranium.

The only market for uranium is nuclear power plants world wide, and there are a limited number of customers.

The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond the control of the Corporation. The price of uranium may experience volatile and significant price movements over short periods of time. Factors affecting the market and price include demand for nuclear power, political and economic conditions in uranium mining, producing and consuming countries, reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, and production levels and costs of production in geographical areas such as Russia, Africa and Australia.

Deregulation of the electrical utility industry and acceptance of nuclear energy affects the demand for uranium.

The Corporation’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors.  Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of the nuclear technology as a means of generating electricity.  Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

The Corporation’s share price is subject to significant fluctuations.

The value of the Corporation’s common shares could be subject to significant fluctuations in response to variations in quarterly and yearly operating results, the success of the Corporation's business strategy, competition, financial markets, commodity prices or applicable regulations which may affect the business of the Corporation and other factors.

While the Corporation has mineral resources, it currently does not have any mineral reserves.  Calculations of mineral resources and recovery are only estimates, and there can be no assurance about the quantity and grade of minerals until reserves or resources are actually mined.

Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on

commodity prices. Any material change in the quantity of resources, grade, or production costs   may affect the economic viability of the Corporation’s properties.

The Corporation is dependent on key personnel, contractors and service providers, the loss of whom could harm the Corporation’s business.

Shareholders will be relying on the good faith, experience and judgment of the Corporation’s management and advisors in supervising and providing for the effective management of the business and the operations of the Corporation and in selecting and developing new investment and expansion opportunities. The Corporation may need to recruit additional qualified employees, contractors and service providers to supplement existing management, the availability of which cannot be assured. The Corporation will be dependent on a relatively small number of key persons including specifically W. William Boberg, President and Chief Executive Officer, Harold Backer, Executive Vice President, Geology & Exploration and Wayne Heili, Vice President, Mining & Engineering, the loss of any one of whom could have an adverse effect on the Corporation’s business and operations.  The Corporation does not hold key man insurance in respect of any of its executive officers.

Mining operations involve a high degree of risk and the results of exploration and ultimate productions are highly uncertain.

The exploration for, and development of, mineral deposits involves significant risks which a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs planned by the Corporation will result in a profitable commercial operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as uranium prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of uranium and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Corporation's operations will be subject to all the hazards and risks normally encountered in the exploration and development of uranium, including unusual and unexpected geology formations, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.

Permitting, licensing and approval processes are required for the Corporation’s operations and obtaining and maintaining these permits and licenses is subject to many conditions which the Corporation may be unable to achieve.

Many of the operations of the Corporation require licenses and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

The Corporation’s operations are subject to many regulatory requirements.

The Corporation's business is subject to various federal, state, provincial and local laws governing prospecting and development, taxes, labor standards and occupational health, mine and radiation safety, toxic substances, environmental protection and other matters. Exploration and development are also subject to various federal, state, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively restore mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties and potentially expose the Corporation to litigation.  There can be no assurance that the Corporation will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to delay or prohibit the Corporation from proceeding with certain exploration and development.

Possible Amendment to Mining law of 1872 may significantly impact the Corporation’s ability to develop certain unpatented mining claims.

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact the Corporation’s ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the financial performance of the Corporation.

Competition from larger or better capitalized companies may affect the Corporation’s share prices and the Corporation’s ability to acquire properties.

The international uranium industry is highly competitive. The Corporation's activities are directed toward the search, evaluation, acquisition and development of uranium deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrate and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Uncertain global economic conditions will affect the Corporation and its common share price.

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. The impacts of a global recession or depression, commodity price fluctuations, the availability of capital and the acceptance of nuclear energy may have consequences on the Corporation and its share price.  In addition, it could have consequences on the nuclear industry’s ability to finance future construction of nuclear generating facilities.  Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation's budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

The Corporation will need to obtain additional funding in the medium to long term in order to implement the Corporation’s business plan, and the inability to obtain it could cause the Corporation’s business plan to fail.

Additional funds will be required for future exploration and development. The source of future funds available to the Corporation is through the sale of additional equity capital, proceeds from the exercise of convertible equity instruments outstanding or borrowing of funds. There is no assurance that such funding will be available to the Corporation. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Corporation or will provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation's business and financial position. In addition, any future equity financings by the Corporation may result in substantial dilution for existing shareholders of the Corporation.

The Corporation lacks a history of earnings and dividend record.

The Corporation has no earnings or dividend record. It has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payments of any dividends will be at the discretion of the board of directors of the Corporation after taking into account many factors, including the Corporation’s financial condition and current and anticipated cash needs.

The impact of hedging activities may affect the Corporation’s profitability.

Although the Corporation has no present intention to do so, it may hedge a portion of its future uranium production to protect it against low uranium prices and/or to satisfy covenants required to obtain project financings. Hedging activities are intended to protect the Corporation from the fluctuations of the price of uranium and to minimize the effect of declines in uranium prices on results of operations for a period of time. Although hedging activities may protect a company against low uranium prices, they may also limit the price that can be realized on uranium that is subject to forward sales and call options where the market price of uranium exceeds the uranium price in a forward sale or call option contract.

The Corporation’s operations are subject to environmental risks and compliance with environmental regulations which are increasing and costly.

Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in intended activities, and potentially expose the Corporation to litigation. These authorities may require the Corporation to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in costs for equipment and operating costs and delays, interruptions, or a termination of operations. The Corporation cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on the Corporation’s operations.  Historic mining activities have occurred on and around certain of the Corporation’s properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes.

The Corporation’s title to certain properties may be uncertain.

Although the Corporation has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned.  Third parties may have valid claims underlying portions of the Corporation's interests.  The Corporation’s mineral properties in the United States consist of leases to private mineral rights, leases covering state lands and unpatented mining claims. Many of the Corporation’s mining properties in the United States are unpatented mining claims to which the Corporation has only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims.  These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries and possible conflicts with other claims not determinable from descriptions of record. The present status of the Corporation’s unpatented mining claims located on public lands allows the Corporation the exclusive right to mine and remove valuable minerals. The Corporation is allowed to use the surface of the public lands solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. The Corporation remains at risk that the mining claims may be forfeited either to the United States or to rival private claimants due to failure to comply with statutory requirements. The Corporation has taken or will take all curative measures to ensure proper title to its properties where necessary and where possible.

The Corporation may be subject to aboriginal land claims.

Certain properties in which the Corporation has an interest may be the subject of aboriginal land claims.  As a result of these claims, the Corporation may be significantly delayed on unable to pursue exploration and production activities in respect of these properties or may have to expend considerable management resources and funds to adequately meet the regulatory requirements to pursue activities in respect of these properties.

Some hazards which the Corporation may face are uninsurable.

The Corporation currently carries insurance coverage for general liability, directors’ and officers’ liability and other matters. The Corporation intends to carry insurance to protect against certain risks in such amounts as it considers adequate. The nature of the risks the Corporation faces in the conduct of its operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Corporation’s business and financial position.

The Corporation’s board of directors may face the possibility of conflicts of interest with other resource companies with which they are involved.

Certain directors of the Corporation also serve as directors and officers of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

The Corporation may have potential adverse U.S. Federal Income Tax consequences.

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term in defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.  If the Corporation were treated as a PFIC for any taxable year in which a U.S. holder held the Corporation’s shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

The determination of whether a corporation is a PFIC involves the application of complex tax rules.  The Corporation has not made a conclusive determination as to whether it has been in prior tax years or is currently a PFIC.  The Corporation could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years.  However, no assurance can be given as to such status for prior tax years, for the current tax year or future tax years.  U.S. holders of Corporation’s shares are urged to consult their own tax advisors regarding the application of U.S. income tax rules.

The Corporation may lose its status as a foreign private issuer.

Ur-Energy is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and, therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations.  In order for the Corporation to maintain its current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned of record by non-residents of the U.S., as it does not currently satisfy any of the additional requirements necessary to preserve this status.

The Corporation may in the future lose its foreign private issuer status if a majority of its shares are owned of record by residents of the U.S. and it continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs to the Corporation under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”).  If it is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms required of a foreign private issuer.  The Corporation may also be required to prepare its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). In addition, the Corporation may lose the ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.  Further, if the Corporation engages in capital raising activities through private placements after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.

Item 4. Information on the Corporation.

A. History and Development of the Corporation.

Ur-Energy is a corporation continued under the Canada Business Corporations Act on August 8, 2006. The registered office of the Corporation is located at 40 Elgin Street, Suite 1400, Ottawa, Ontario, K1P 5K6. The Corporation’s head office and United States headquarters is located at 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127. The Corporation also has offices at 5880 Enterprise Drive, Suite 200, Casper, Wyoming 82609 and 341 Main Street North, Suite 206, Brampton, Ontario L6X 3C7. The Corporation’s Littleton telephone number is (720) 981-4588 and its facsimile number is (720) 981-5643. The Corporation’s common shares are listed on the TSX under the symbol "URE" and on the NYSE Amex under the symbol "URG".

Incorporated on March 22, 2004, Ur-Energy is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Corporation’s current land portfolio includes 14 properties in Wyoming, USA: 10 are in the Great Divide Basin, two of which (the Lost Creek property and the Lost Soldier property) contain defined resources that the Corporation expects to advance to production. The Corporation’s other Wyoming projects include two properties in the Shirley Basin, one of which is the Bootheel property. The final Wyoming property, the Kaycee property, is located in the Powder River Basin. The Corporation also has a property in Yuma County, Arizona, USA.

The Corporation has three properties in the Northwest Territories, Canada, known as Screech Lake, Eyeberry and Gravel Hill. The Corporation also has the Bugs property in the Kivalliq region of the Baker Lake Basin in Nunavut, Canada and has a royalty interest in two properties known as Dismal Lake West and Mountain Lake in the western Kitikmeot region, Nunavut, Canada.

Background

The Corporation, through its wholly-owned subsidiary, Ur-Energy USA, acquired certain of the Wyoming properties comprising the Great Divide Basin and the Shirley Basin projects, effective June 30, 2005, when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC (“New Frontiers”).  Under the terms of the MIPA, the Corporation purchased from New Frontiers all of the issued and outstanding membership interests (the “Membership Interests”) in the project.  Assets acquired from New Frontiers include the extensively explored and drilled Lost Creek and Lost Soldier Projects and development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.

Under the MIPA, Ur-Energy USA agreed to purchase and New Frontiers agreed to sell the Membership Interests for an aggregate consideration of US$20,000,000.  The total amount payable on closing was US$5,000,000.  The balance of the acquisition cost was financed by way of a promissory note payable to New Frontiers. The first US$5,000,000 payment under the promissory note was made in June 2006 and on June 7, 2007, the Corporation pre-paid the balance of the promissory note due to New Frontiers in the amount of US$11,250,000 which allowed the Corporation to save approximately US$3,750,000 in future interest charges.

Since 2005, the exploration and development of Lost Creek has progressed, with the Corporation commissioning an NI 43-101 Preliminary Assessment in 2008, which establishes the economics of the Lost Creek Project.  Beginning in 2007, the Corporation has also proceeded with its applications for a Source Material License from the US Nuclear Regulatory Commission (“NRC”) and a Permit and License to Mine from the Wyoming Department of Environmental Quality (“WDEQ”); the applications have been deemed complete by both agencies and the technical review process is ongoing with both.    See also “Item 4.B - Business Overview: Lost Creek Project.”

Recent Developments

Corporate

On January 7, 2008, the Corporation filed a registration statement with the SEC on Form 40-F to register its common shares under Section 12(b) of the Exchange Act.

On March 26, 2008, Ur-Energy completed a non-brokered private placement flow-through financing of 1,000,000 common shares of the Corporation at a price of $2.75 for aggregate gross proceeds of $2,750,000.  The financing enabled a 2008 summer exploration program for Ur-Energy’s Bugs Project in Nunavut, Canada including further prospecting, radon surveys and a drilling program which was completed in September 2008.

On July 24, 2008, the Corporation’s common shares were listed on NYSE Amex (formerly American Stock Exchange) under the symbol “URG”.

On November 7, 2008, the board of directors of the Corporation approved the adoption of a Shareholder Rights Plan designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the Corporation’s outstanding securities.  The Rights Plan was not adopted by the Corporation’s board of directors in response to any specific proposal or intention to acquire control of the Corporation.  Rights were issued pursuant to the Rights Plan effective on November 7, 2008.  In accordance with the TSX requirements, the Corporation will seek approval and ratification of the Rights Plan at its next annual and special meeting of shareholders scheduled for April 28, 2009.

Regulatory

On February 29, 2008, the Corporation voluntarily requested that its application to the NRC for its Lost Creek Project be withdrawn to enable the Corporation to include upgrades to its application.  The license application to the NRC had been submitted on October 30, 2007.  Subsequent upgrades to the project’s operational plan and other advances in the health physics information and analysis prompted the Corporation to update its NRC license application. The Corporation submitted its upgraded license application to the NRC on March 24, 2008.

On May 22, 2008, Ur-Energy received notice from the WDEQ that the agency had found the Lost Creek Permit to Mine Application to be complete.  The Corporation was authorized to proceed with formal public notice of the application, which was completed in a timely manner. The WDEQ also initiated its technical review of the Corporation’s application and the Corporation is in the process of providing additional information requested by the WDEQ.

On June 17, 2008, the Corporation announced that the NRC deemed the Corporation’s application to construct and operate the Lost Creek ISR Project acceptable.  The NRC indicated that it would commence a detailed technical and environmental review of the Corporation’s application, for which the Corporation continues in the process of providing additional information requested as to both reviews.

On September 10, 2008, the Corporation provided an update to the Lost Creek Project timeline based on recently released licensing guidance from the NRC.  As a result of meetings between Ur-Energy and other Wyoming near-term producers and NRC officials in early September, Ur-Energy revised its expectation for the issuance of the Lost Creek Project’s NRC license from the second quarter 2009 to the fourth quarter 2009.  First production from the Lost Creek Project is now anticipated in the second half of 2010.

Technical

On April 2, 2008, the Corporation released the results of a Preliminary Assessment for the Lost Creek Project.  The Preliminary Assessment was prepared by Lyntek Incorporated in accordance with National Instrument 43-101 (“NI 43-101”).  The purpose of the report was to provide an independent analysis of the potential economic viability of the mineral resources of the Lost Creek Project.

On June 19, 2008, the Corporation announced the commencement of the 2008 drilling program at the Bootheel property in southern Wyoming.  The Bootheel property, together with the Buck Point property, make up The Bootheel Project, LLC, a venture in which Ur-Energy and Target Exploration and Mining Corporation are members.  Target is the operator and is currently earning a 75% interest in the project.

On August 18, 2008, the Corporation announced the continued expansion of its technical expertise by adding necessary personnel for the build up toward construction and production.

On November 12, 2008, the Corporation announced that it had completed the 2008 drilling program which had commenced in May 2008 at its Lost Creek Project.  Activities included the drilling of 459 drill holes which included delineation drill holes, monitoring wells and exploration drill holes.  In addition, the Corporation’s engineering staff continued its evaluation of the Lost Soldier Project.

Principal Capital Expenditures and Divestitures

During the year ended December 31, 2006, the Corporation invested cash of $1.0 million in mineral properties, bonding deposits and capital assets.  The majority of these expenditures went toward mineral properties.  The capital asset purchases were primarily for field equipment purchased to facilitate the exploration and development work programs in Wyoming.

During the year ended December 31, 2007, the Corporation invested cash of $3.5 million in mineral properties, bonding deposits and capital assets.  The majority of these expenditures went toward mineral properties and bonding deposits.  The capital asset purchases were primarily for field vehicles and field equipment purchased to facilitate the exploration and development work programs in Wyoming.

During the year ended December 31, 2008, the Corporation invested cash of $3.5 million in mineral properties, bonding deposits, capital assets and design work on the Lost Creek plant.  The majority of these expenditures went toward bonding deposits and the purchase of capital assets.  The capital asset purchases were primarily for field vehicles and field equipment purchased to facilitate the exploration and development work programs in Wyoming.

No significant capital expenditures are currently in progress.  Pursuant to the Corporation’s revised policy, the Corporation is continuing to develop the Lost Creek property and is incurring costs which are presently being charged to expense as incurred.

B. Business overview.

Lost Creek Project

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, NI 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.  During 2006, 17 cased monitoring and pump test wells were completed on the property, and initial testing was completed.

The 2007 drilling program included 58 additional monitor and pump test wells, two water wells and a total of 195 delineation drill holes. This program enabled the Corporation to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering assessments; for the WDEQ Permit to Mine application; for the NRC Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the ore body.

In October 2007, the Corporation submitted its Application to the NRC for a Source Material License for the Lost Creek project. This license is the first stage of obtaining all necessary licenses and permits to enable the Corporation to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the application was a two-year process. In February 2008, the Corporation requested that the NRC application for its Lost Creek project be withdrawn to enable the Corporation to include upgrades to its application with respect to the project's operational plan and other advances in the health physics information and analyses.  In March 2008, the Corporation re-submitted the Source Material License application to the NRC.  In June 2008, the NRC notified the Corporation it deemed the Lost Creek application complete. The NRC thereafter commenced its detailed technical and environmental review of the Corporation’s application.

In 2007, the Corporation also submitted the Lost Creek Mine Permit Application to the WDEQ. Individual mine unit applications for each well field will be submitted to cover each mine unit or well field that will be produced on the Lost Creek project.  In May 2008, the Corporation received notice from the WDEQ that the agency found the application to be complete, and authorized the Corporation to proceed with formal Public Notice of the application, which was subsequently timely completed by the Corporation.  The Lost Creek Project Permit Area, as submitted to the WDEQ, comprises 4,220 acres (1,708 hectares) and consists of 201 mining claims and one state mining lease.

Throughout the latter part of 2008 and, to date, in 2009, the Corporation has been responding to requests from both agencies for additional information, which is part of the routine process toward completion of the technical and environmental reviews of the applications.

In February 2008, an in-house economic analysis on the Lost Creek project was completed by the Corporation’s engineering team. An independent technical report under NI 43-101 was subsequently prepared by Lyntek Incorporated (“Lyntek”).  The purpose of the report was to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.  The resulting base case in the preliminary assessment prepared by Lyntek returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.

In September 2008, the Corporation announced an update to the Lost Creek permitting and production timeline based on further licensing guidance from the NRC.  Based upon an NRC release of updated guidance on its expected publication of a final Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities ("GEIS") in a July 28, 2008 Federal Register notice (Vol.73, No. 145), the NRC revised its expected publication date from January 2009 to June 2009.

In early September 2008, the Corporation conducted meetings with senior officials of the NRC to confirm how the revised GEIS completion date would affect the timing of the issuance of licenses to presently pending applicants, including Lost Creek.  As a result of the meetings, Ur-Energy revised its expectation for the issuance of the Lost Creek's NRC license from second quarter 2009 to fourth quarter 2009. First production from the Lost Creek project is now anticipated to occur in the second half of 2010.

The exploration and development program for 2008 at Lost Creek was designed to further delineate known resources, explore the permit area for additional resources outside of the known areas, and to install the monitoring wells required for the first mine unit.  The program included the following activities:

•	Drilling as follows:
o	300 delineation holes within the proposed mine unit area to provide detailed definition of the extent of minable uranium resources.
o	99 exploration holes were drilled to test for potential extensions of mineral trends. Drill hole depths ranged from 600 to 1,000 feet (183 to 305 meters).
o	48 cased monitor and pump test wells were installed within and surrounding the first proposed mine unit. These wells will be utilized for production monitoring.
o	Ten regional baseline wells were also installed at the request of the WDEQ. The average well depth is approximately 450 feet (137 meters).
o	Two water supply wells were drilled, cased and completed.
•
The program employed seven contract drill rigs throughout much of the six-month drilling program.  Geophysical logging units were also contracted to provide measurements of down-hole equivalent uranium mineralization.  These were complemented by Ur-Energy’s Prompt Fission Neutron “PFN” logging truck, capable of providing down-hole chemical uranium measurements.

•
Core samples from several holes were obtained.  Chemical uranium analyses of the core samples have been conducted, and will be used as referee and quality control measurements to be compared to the down-hole logging measurements of mineralization.  Leach testing will also be conducted on selected core samples. All wells were cased in accordance with WDEQ guidelines and regulations; plugging and permanent abandonment of all uranium exploration and delineation boreholes was completed.

•	Surveys of soils and geotechnical borings were conducted to assist in the evaluation of plant and road facilities design.

Following the 2008 drilling program, Ur-Energy personnel oversaw the drilling of a deep test well at Lost Creek.  The well will be utilized to test the stratigraphy and groundwater quality for purposes of permitting a future disposal well(s) to support site operations.  The well reached a total depth of 9,894 feet (3,016 meters), on December 17, 2008 and was then cased.  Additional well data will be obtained in 2009 to support the

Corporation’s permitting activities.  Also during fourth quarter of 2008, the Corporation completed the pump testing of the monitor wells associated with the first mine unit.

During 2008, the Corporation purchased and mobilized operational equipment, including:  backhoes, a water truck, a forklift, light and heavy trucks, trailers, offices, a hose reel, generators and cementers.  In 2009, the Corporation’s engineering staff, assisted by TREC Engineering, has completed the detailed designs and specifications for all components of the Lost Creek ISR Plant and Mine Unit # 1.  Requests for bids are being prepared to be provided to vendors and contractors.  Procurement will be ongoing throughout 2009.  Construction at the Lost Creek site will begin upon receipt of the necessary permits.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project.

Technical Report Summaries

The following are the executive summaries from the two technical reports completed on the Lost Creek Project.  A Preliminary Assessment, completed in 2008 by John I. Kyle, P.E. and Douglas K. Maxwell, P.E. of Lyntek, is the more recent NI 43-101 technical report and was prepared to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek Project. In 2006, an NI 43-101 Technical Report was prepared by C. Stewart Wallis, P.Geo, a consulting geologist associated with Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc. (“RPA”)).

As noted above, considerable development and changes have been made on the Lost Creek property since these reports, particularly the initial Wallis report, were produced.  Total drilling on the project to date by Ur-Energy is 746 holes for a total of 477,788 feet (145,630 meters).  Most of this drilling, however, has been geared toward advancing the primary resource at the Lost Creek deposit toward production.  For the most part, the detailed drill holes (300 to 400 holes to delineate each mine unit at 100 foot spacing) were drilled for mine unit design and layout purposes. These holes are closely spaced for the mine unit planning and specifically not for the purpose of adding resources.

April 2008

The following is the Executive Summary extracted from the technical report dated April 2, 2008 and titled “Preliminary Assessment for the Lost Creek Project, Sweetwater County, Wyoming”, which was prepared for the Corporation in accordance with NI 43-101 by Lyntek Incorporated (“Preliminary Assessment – Lost Creek”).  The full Preliminary Assessment – Lost Creek can be viewed under the Corporation’s profile on the SEDAR website at www.sedar.com.

EXECUTIVE SUMMARY

Lyntek has generated a preliminary assessment or scoping study of the Lost Creek uranium in situ recovery (ISR) project located in Sweetwater County, Wyoming.  Lost Creek ISR, LLC a wholly owned subsidiary of Ur-Energy USA Inc. controls the property and has evaluated the potential to place the property in production through the use of an in-house economic analysis.  Lyntek has reviewed the analysis and has made changes as necessary to represent the project’s economics.  During this effort, we reviewed several technical details regarding the project.

Lyntek has relied upon work conducted by an earlier NI 43-101 study that defined the uranium resources (C. Stewart Wallis, 2006).  The Lost Creek  resources are based on a minimum grade of 0.03 percent U3O8 and  a minimum grade thickness (GT) equal to or greater than 0.3 are reported in the table below.

Table 1.1 Lost Creek Resources: C. Stewart Wallis, Rostle Postle Associates, Inc., June 15, 2006
Reserve Classification	Tons (Millions)	Average Ore Zone Thickness (feet)	Uranium Grade (Percent U3O8)	Pounds U3O8 (millions)
Indicated	8.5	19.5	0.058	9.8
Inferred	0.7	9.6	0.076	1.1

Indicated Resources were defined by 200 feet spacing with the exception of a few sections drilled off at 50 feet spacing.  Detailed drilling on closer spacing (up to 50 feet) will be necessary prior to the final engineering designs and the ISR mining of individual mine units during the life of the mine. Individual mine units will be drilled out with hydrologic testing just prior to mining each mine unit.  Detail drilling of the first mine unit planned is not completed at this time. The size and shape of individual mine units may vary when detailed drilling is carried out on each unit and the hydrologic characteristics of each mine unit may vary from mine unit to mine unit.

Since the practice of ISR mining is to drill out individual mine units just prior to mining each unit, this Preliminary Assessment report can only use indicated mineral resources which are considered too speculative geologically to have economic considerations applied to them to be categorized as Mineral Reserves. A conservative approach to this preliminary assessment of the Lost Creek Project has been employed by using an in-place indicated resource of 8.1 million pounds of U3O8 defined by a model of 6 individual mine units averaging 1.2 to 1.4 million pounds of U3O8.   Assuming an 80 percent uranium recovery, it is projected that there will be 6.5 million pounds of U3O8 produced.  The uranium mineralization is primarily located in the HJ and the UKM sandstone horizons at average depths of 435 feet and 555 feet, respectively.

Lost Creek ISR, LLC has conducted hydrologic studies through its contractor Petrotek Engineering Corporation (October 2007) of the mineralized HJ sandstone horizon.  These studies show that the sandstones appear to have adequate hydrologic characteristics that will support ISR operations.  In addition, it has been concluded that the shale layers above and below the HJ ore zone will act as adequate geologic members to contain the lixiviant within the desired production zone and prevent the migration of the lixiviant to water bearing geologic zones above and below the target mineralized zone.

It is important to note that there is an east-west scissor fault located down the axis of a significant portion of the resources.  This fault will impact mining operations. The hydrology studies also defined the scissor fault as a tight zone which acts as a barrier to groundwater flow across the fault.  In addition, there is a difference in ground water elevations within the HJ structure as the fault line is crossed.  The water level on the south side of the fault lies below the water level on the north side of the fault.  Work in evaluating the UKM sandstone horizon has begun but needs to be finalized to determine if it has suitable characteristics consistent with the HJ horizon.

Leach studies have been conducted in 2005 and 2007.  The leach studies conducted in 2005 used bottle roll tests on six one-foot core sections from five drill holes.  The uranium grades within these six samples ranged from a low of 0.040 to a high of 0.480.  With the application of 25 pore volumes of lixiviant containing 2 grams/liter HCO3 and 500 milligrams/liter of H2O2, the recoveries ranged from 59.4 to 92.8 percent.  Interestingly, the high grade sample showed the lowest recovery and it is quite possible that additional pore volumes of lixiviant would remove additional uranium as the last pore volume contained 68 milligrams of uranium, so recovery would likely improve to some degree on this high grade ore.  The next lowest recovery was 75.0 percent.  The 2007 leach study focused on a homogenized production zone from one hole in the HJ horizon.  The goal of this test group was to review a matrix of different chemistries in an effort to determine the most appropriate lixiviate chemistry for the project.  Results of the tests show an elevated bicarbonate concentration may be required to maximize productivity at the Project.  Natural groundwater with peroxide yielded a 20 percent ultimate recovery while all lixiviants with a bicarbonate concentration greater than 1.0 g/L averaged 88.6 percent ultimate recovery with a range of 84.1 to 93.3 percent.

Project economics have been developed assuming a 6000 gpm ISR processing plant producing one million pounds of U3O8 per year.  During the first two years, yellowcake slurry will be produced while a dryer is being permitted and constructed so that afterwards dry yellowcake can be produced.  The capital costs for plant equipment and facilities also include capital costs for a larger plant that will accommodate an additional one million pounds of U3O8 for processing resin from other properties including those belonging to Ur-Energy USA Inc.  However the operating costs and sales of this additional yellowcake capacity have not been included in the economics analysis.  It is assumed that the additional capital investment will present an un-quantified opportunity.

In Lyntek’s assessment of the economics for the project, we find that the project will produce results that are quite robust.  The economic assessment assumes contingencies of 20 percent for both capital and operating costs.  Lyntek has used a price forecast of $80 as an indicator of likely uranium prices in the future.  Per Nuclear Market Review, this price is $15 below the current fixed price contract and $7 above the spot price indicator of February 29, 2008.  Because of the volatility of uranium prices, this price appears to be a reasonable price upon which the project’s economics can be based.  To allow for the volatility of the uranium price, we have assumed a price swing potential of $40 per pound of U3O8 and developed additional economic cases upon those swings to allow stakeholders to properly evaluate the potential economics of the project under possible price conditions.  Because of the extreme difficulty in forecasting current uranium prices, it is recommended that stakeholders pay particular attention to the lower limit price forecast as a measure of evaluating risk for the project.  In addition to assist with forecast issues, cost sensitivities were also modeled to evaluate potential cost variances.  The results of these economic analyses are shown in Table 1-2.

Table 1-2 Economic Indicators
Case	Revenue ($MM)	Pre-tax IRR (%)	NPV @ 10% ($MM)
Case 1 Base Case U3O8 $80	516.2	43.6	106.8
Case 2 U3O8 $40	258.1	-1.9	-23.2
Case 3 U3O8 $120	774.3	73.8	236.8
Case 4 U3O8 $80 Operating Costs +20%	516.2	39.0	90.6
Case 5 U3O8 $80 Operating Costs – 20%	516.2	48.2	122.9
Case 6 U3O8 $80 Capital Costs +20%	516.2	36.7	94.3
Case 7 U3O8 $80 Capital Costs -20%	516.2	52.5	119.3
Case 8 Worst Case U3O8 $40 Op. & Cap. Costs + 20%	258.1	-7.6	-51.7
Case 8 Best Case U3O8 $120 Op. & Cap. Costs - 20%	774.3	90.0	265.7
 (a) This analysis is conducted upon operating and capital costs that include contingencies of 20%, respectively.  The ranges cited above assume that the operating and capital estimates, inclusive of contingencies, may range in actuality by 20 percent.

For the life of the mine, the economic assessment estimates the average operating cost at $19.46 per pound and, with a 20 percent contingency, 23.36 per pound of U3O8.  The capital cost for the plant is estimated at $30.0 million.  The development of the property, inclusive of header houses, drilling, environmental, engineering, and permitting is forecast at $23.9 million.  Contingencies of $8.6 million are added to provide a total capital cost of $62.5 million to start the project in 2009.  Of this amount, $5.5 million has already been spent to advance the project to the current stage.  The bonding estimate, which is included in the cash flow assessment, requires $5.5 million in spending up to the start of production, of which $1 million has already been spent.  The allocated purchase price of the property, which is included in the economics as sunk capital, is $9 million.  The remaining expenditures to bring the project into production, at this point in time is then, $61.5 million, including contingencies.  Lyntek is of the opinion that these costs fairly represent the expected capital and operating costs of the project.

Based upon this economic assessment, it is recommended that work continue upon this project to further analyze the project, work to reduce risks, continue to permit and plan to execute the project as it appears to be worthwhile to continue these efforts.  It is recommended that more extensive hydrologic and leach tests be conducted to better define these important considerations.  Furthermore, there is no certainty that the results projected in the Preliminary Assessment will be realized and actual results may vary substantially.

June 2006

The following is the Executive Summary extracted from the technical report dated June 15, 2006 and titled “Technical Report on the Lost Creek Property, Wyoming”, which was prepared for the Corporation in accordance with NI 43-101 by C. Stewart Wallis, P.Geo, a consulting geologist associated with Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc.) (“Technical Report – Lost Creek”).  The full Technical Report – Lost Creek can be viewed under the Corporation’s profile on the SEDAR website at www.sedar.com.

EXECUTIVE SUMMARY

RPA was retained by Ur-Energy to prepare an independent Technical Report on the Lost Creek Project in the State of Wyoming, USA.

The Lost Creek Project consists of 184 unpatented lode claims and one state section lease totaling 4,379 acres, 90 miles southwest of Casper, Wyoming. The property was extensively drilled in the 1970s by Texasgulf Inc. (TG) and, more recently, Ur-Energy has completed a program of data compilation and 10,420 ft. of confirmation drilling.

The current resources at the Lost Creek Project as at May 30, 2006, based on a minimum grade of 0.03% U3O8 and a grade thickness (GT) equal to or greater than 0.3 are reported in Table 1-1.  RPA is of the opinion that the classification of resources as stated meets the CIM definitions as adopted by the CIM Council on November 14, 2004, as required by National Instrument 43-101.

Table 1-1 Lost Creek Resources – 2006
Ur-Energy Inc. – Lost Creek Project

Classification	Tons (Millions)	Average Thickness (Ft.)	Grade % U3O8	Pounds U3O8 (Millions)
Indicated	8.5	19.5	0.058	9.8
Inferred	0.7	9.6	0.076	1.1

Preliminary leach tests indicate that the mineralization is amenable to leaching with an oxygenated lixiviant. The main mineralized horizons, which have an approximate stratigraphic thickness in excess of 130 ft., are confined by impermeable mudstones above and below the mineralization and, therefore, are considered to be ideal for the use of in situ leaching (ISL) methodology.

Ur-Energy has proposed a US$2.975 million budget to advance the project during the year ending June 2007. The proposed program includes the drilling of 17 wells in order to carry out pump tests and water quality analysis, permitting, collection of environmental data, and feasibility studies. Ur-Energy is planning to submit an application for mine permits by mid 2007.

RPA is of the opinion that Ur-Energy should continue with the drilling, pump tests, permitting and feasibility studies leading to a production decision.

TECHNICAL SUMMARY

The Lost Creek Project is located 90 miles southwest of Casper, Wyoming, and 25 miles south of Jeffrey City, which is located on U.S. Highway 287. The property is readily accessible year round by an extensive system of gravel and dirt roads extending from Jeffrey City.

Climax Amax Inc. acquired the property in 1968 and discovered low-grade mineralization in the Battle Springs formation. TG acquired the property in 1976, optioned the adjoining Conoco ground in 1978, and completed drilling with the discovery of the continuation of the Main Mineral Trend (MMT) eastward from the Lost Creek Project. Leach tests using bicarbonate lixiviant resulted in uranium extraction ranging from 60% to 80%. TG dropped the project in 1983 due to economic conditions.

From 1986 to 1988, Power Nuclear Corporation (PNC) Exploration of Japan acquired a 100% interest in the project from Cherokee Exploration Inc., the then owner of the property, and conducted geologic and in situ leach evaluations. In 2000 New Frontiers Uranium LLC (NFU) acquired the property and the database from PNC.

About 3,000 rotary drill holes totaling some 1.36 million ft. have been completed on or near the property, with the MMT being drilled off at 200 ft. centres with some infill at closer spacing.

There have been a number of resource estimates completed by the various owners since 1978. In 1982, TG reported a total resource of 5.7 million lbs of contained U3O8 in 4.6 Mt at an average grade of 0.062% U3O8 using a polygonal method with varying cut-offs. These resources are historical in nature and Ur-Energy is not treating the historical estimates as NI 43-101 defined resources or reserves verified by a qualified person, and the historical estimates should not be relied upon.

Mineralization is found at depths ranging from 150 ft. to 1,150 ft. in fluvial arkosic sandstones of the Eocene Battle Spring Formation that dip from 3° northwest to 3° southwest. Thick-bedded (up to 50 ft. thick), medium- to coarse-grained sandstones make up about 60% of the section at Lost Creek and host the uranium deposits. Siltstone, shale, and claystone are interbedded with the sandstones. The main zone of mineralization at Lost Creek strikes east-west for at least four miles (half of which is well defined) and is up to 2,000 ft. wide, with intercepts ranging from 350 ft. to 700 ft. deep. Mineralization is in the form of fine-grained intergrowths of coffinite with pyrite, as coatings, fracture fillings, and rimming voids. Grade ranges from 0.03% U3O8 to 0.20% U3O8, with an average of intercepts in the mineralized envelope of the MMT at 0.04% U3O8.  The thickness of individual mineralized beds at Lost Creek locally ranges from 5 ft. to 28 ft., and averages 16 ft. It appears that there are no high-grade intercepts greater than 0.5% U3O8. Generally, the deposit has uniformly low grade intercepts in thick mineralized horizons, with continued alteration to the north.

Ur-Energy carried out a drill program totaling 10,420 ft. in 14 holes during October and November 2005. Twelve holes were spotted within 5 ft. to 10 ft. of the historical drill holes in order to verify mineralization intersected in those older holes and to allow comparison of the mineralized intervals. One hole was drilled between two historical holes 200 ft. apart in order to verify continuity of the mineralization. The holes were surveyed with a down-hole geophysical probe and selected intervals of core were sampled for chemical assays. Measurements taken by the down-hole probe include gamma logs, self potential, resistivity, and hole deviation. A total of 188 samples were chemically analyzed at Energy Laboratories Inc. (Energy Labs) of Casper, Wyoming, using standard industry analyses. Energy Labs has been carrying out uranium analysis for over 25 years and is considered to be a recognized laboratory.

Ur-Energy selected a total of six one-foot samples from the recent drilling to undergo bottle roll leach tests. The work was carried out over an 80 hour period at Energy Labs using a lixiviant of sodium bicarbonate and hydrogen peroxide. Analysis of the leach solutions indicated leach efficiencies of 52% to 94%. Tails analysis indicated an average U3O8 extraction of 82.8%.

AATA International Inc., an environmental consultancy at Fort Collins, Colorado, reports that, based on the experience of two permitted projects, approval of a new greenfield ISL project could require three to four years after the decision to proceed with a baseline data collection. Ur-Energy will fast-track the project to shorten the timetable by one year by carrying out concurrent studies wherever possible and being proactive with the agencies. The schedule is driven by the collection of the environmental baseline data and project data. Ur-Energy has commenced collection of the baseline data required, and permission has been received from the Wyoming Department of Environmental Quality (WDEQ) for the drilling of 17 wells to be used for pump tests that will commence in June. The pump tests will provide information on water quality and permeability of the sandstones relative to the horizontal and vertical flow. Wildlife, meteorological, soil and vegetation surveys have commenced, and archaeological and radiology surveys are scheduled for this summer.

A total of 576 holes were identified within the current property boundary. These holes contained 628 mineralized intervals equal to or greater than 0.03% U3O8. The majority of the data consisted of U3O8 grade estimated from geophysical logs. Chemical assays were used where available (17 holes), representing approximately 4% of the intervals. GT values were calculated for each hole, using a cut-off of 0.03% U3O8. All intercepts below the water table contributed to the total thickness. A 0.3 GT boundary was used to create polygons, from which the area was calculated. Nineteen (19) holes within this boundary, but with a GT value of less than 0.3, were excluded from the estimate.

RPA reviewed selective geophysical drill logs, compared the TG drill holes and geophysical logs with the twins drilled by Ur-Energy, and considers the data appropriate for use in a resource estimate.

A cut-off grade of 0.03% U3O8 and a GT product equal to or greater than 0.3 were used to define the mineral resources. This is based on a uranium price of US$40 per pound and estimated operating costs of approximately US$20 per pound.

Classification of the resources was determined by a combination of grade continuity and drill hole spacing, nominally 200 ft. centres for indicated resources, with the exception of several section lines that have been drilled off at 50 ft. spacing along the sections.

Lost Soldier Project

The Lost Soldier Project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek Project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. As identified in the July 2006 Technical Report on Lost Soldier, NI 43-101 compliant resources are 5.0 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055 % as an inferred resource.  The Corporation maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  Of these 143 mining claims, 60 are new claims which were staked in 2008 for mine engineering design purposes.  A royalty on future production of 1%, which arises from a data purchase, is in place with respect to certain claims within the project.

All environmental baseline studies were completed in 2007.  In January 2008, the Lost Soldier deposit was turned over to the Corporation’s engineering staff for detailed engineering evaluation and study, which has been ongoing.  Subsequently, in late 2008, members of the geology staff have commenced in-depth studies which focus on detailed mapping of the roll-front geology.  These studies will then be followed by detailed mine design planning, and a preliminary assessment, all of which are expected to proceed in 2009.

In March 2008, the Corporation had requested a separate docket number and technical assignment control number for the Lost Soldier project from the NRC.  The Corporation has since determined it will submit the applications to the NRC and WDEQ as amendments to the Lost Creek licenses, after they are issued by those agencies.  It is anticipated that the Lost Soldier licensing effort will be streamlined and more efficient as a satellite facility to the Lost Creek project.

Technical Report

The following Executive Summary is extracted from the technical report dated July 10, 2006 and titled “Technical Report on the Lost Soldier Property, Wyoming”, which was prepared for the Corporation in accordance with NI 43-101 by RPA (the “Technical Report – Lost Soldier”).  The Technical Report – Lost Soldier can be viewed under the Corporation’s profile on the SEDAR website at www.sedar.com.

EXECUTIVE SUMMARY

RPA was retained by Ur-Energy, to prepare an independent Technical Report on the Lost Soldier Project in the State of Wyoming, USA.

The Lost Soldier Project consists of 70 unpatented claims totaling 1,400 acres located in Sweetwater County, 90 miles southwest of Casper, Wyoming. The property was extensively drilled in the 1970s and more recently Ur-Energy has completed a program of data compilation and continuation drilling.

The current resources at the Lost Soldier Project as at May 30, 2006, based on a minimum grade of 0.03%  U3O8 and a grade thickness (GT) equal to or greater than 0.3 are reported in Table 1-1. RPA is of the opinion that the classification of resources as stated meets the CIM definitions as adopted by the CIM Council on November 14, 2004 as required by National Instrument 43-101.

Table 1-1 Lost Soldier Resources – 2006
Ur-Energy Inc. Lost Soldier Project

Classification	Tons (Millions)	Average Thickness (Ft.)	Grade % U3O8	Pounds U3O8 (Millions)
Measured	3.9	21.1	0.064	5.0
Indicated	5.5	17.1	0.065	7.2
Total M+I	9.4	17.2	0.065	12.2
Inferred	1.6	14.5	0.055	1.8

Preliminary leach tests indicate that the mineralization is amenable to leaching with an oxygenated lixiviant. The main mineralized horizons consist of nine sand units ranging from depths of 100 ft. to greater than 450 ft. below the surface and are separated by impermeable mudstones and therefore are considered to be ideal for the use of ISL methodology.

Ur-Energy has proposed a US$3.145 million budget to advance the project during the year ending June 2007. The proposed program includes the drilling of 17 wells in order to carry out pump tests and water quality analysis, permitting, collection of environmental data and feasibility studies. Ur-Energy is planning to submit an application for mine permits by mid 2007.

RPA is of the opinion that Ur-Energy should continue with the drilling, pump tests, permitting and feasibility studies leading to a production decision.

TECHNICAL SUMMARY

The Lost Soldier Project is readily accessible year round by three miles of gravel road from Bairoil, which is approximately 90 miles southwest of Casper.

In the late 1960s, Kerr-McGee Corp. (Kermac) carried out reconnaissance exploration and drilling that showed potential for low-grade mineralization in the Lost Soldier area. Kermac continued drilling through May, 1974 but let the property expire in 1986. More than 5,900 exploration, development, and core holes, totaling over 3.3 million ft. have been drilled in the area, half of which were drilled on 50 ft. to 100 ft. spacing.

Several individuals restaked the property and from 1992 to 1994, Cameco Corporation (Cameco) re-evaluated the property in 1993 and 1994. Cameco completed 28 holes totaling 13,481 ft. including 911 ft. of coring in 19 holes to provide samples for porosity and permeability tests. It is reported that there was excellent permeability in the mineralized sands and low permeability in the confining zones. The leach tests confirmed that the mineralization was amenable to leaching with bicarbonate lixiviant.

Cameco transferred the property to its subsidiary Power Resources in January 1997 and the property was returned to the original owners in 2000. In 2003, New Frontiers ) consolidated the 53 claim property.

Effective June 30, 2005, Ur-Energy entered into the Membership Interest Purchase Agreement where under it agreed to purchase all of the issued and outstanding membership interests in NFU for US$20 million as part of a package of properties that includes an extensive database. Ur-Energy staked an additional 17 claims adjoining the original property.

There have been a number of historic resource estimates completed by various owners of the property with the most recent being Cameco, (1994) that reported the following resources:

• Demonstrated: 8.4 million pounds of U3O8

• Inferred: 7.3 million pounds of U3O8

The resources stated above are historical in nature and Ur-Energy is not treating the historical estimates as National Instrument 43-101 defined resources or reserves verified by a qualified person and the historical estimates should not be relied upon.

The Lost Soldier deposit occurs in the eastern part of the Great Divide Basin in arkosic sandstones of the Eocene Battle Spring Formation. Pliocene pediment and gravel deposits cover the sedimentary rocks and average four ft. thick. The Battle Spring Formation is 900 ft. thick locally and dips 1.5° to 15° west reflecting the Lost Soldier anticline. Mineralized intervals are found at depths ranging from less than 75 ft. to 500 ft. with individual sandstone beds up to 120 ft. thick containing uranium mineralization. Siltstone and mudstone intervals up to 30 ft. thick correlate across the area and separate the upper and lower sandstones. Alteration in barren zones within the geochemical cell shows limonite and hematite staining, kaolinization of feldspar, bleaching, and greenish coloration by chlorite. The area has a static water table 30 ft. to 100 ft. deep, typically 70 ft. to 80 ft.

Uranium occurs as uraninite and coffinite, in roll fronts and in stacked tabular bodies in arkosic sandstones. Some of the mineralization is also related to post-mineral faulting and remobilization. Mineralization occurs in nine or more sandstone horizons, generally 7 ft. to 16 ft. thick. An upper sandstone unit about l00 ft. thick contains most of the uranium mineralization. Grade ranges from 0.04% to 0.20% U3O8 with an average of intercepts in the mineralized zone of 0.078% U3O8.  Several mineralized fronts extend beyond the core area, providing possible extensions to the deposit to the west-northwest and south.

Ur-Energy completed five rotary holes totaling 1,857 ft. during October and November 2005. The holes were spotted within 5 ft. or 10 ft. of the historical holes in order to verify mineralization intersected in these older holes and allow comparison of the mineralized intervals. Century Geophysical Corp of Tulsa, Oklahoma carried out downhole surveys which included gamma logs, self potential, resistivity and deviation surveys for all the holes. Of the total footage, 197 ft. in five holes were cored and 97 one-foot or 0.5 foot samples were chemically assayed at Energy Laboratories in Casper, Wyoming using a four-acid leach and ICP analysis. Energy Labs has been carrying out uranium analysis for over 25 years and is considered to be a recognized laboratory.

Ur-Energy selected six one-foot samples from the recent drilling to undergo bottle roll leach tests. The work was carried out over an 80 hour period at Energy Labs using a lixiviant of sodium bicarbonate and hydrogen peroxide. Analysis of the leach solutions indicated leach efficiencies of 53% to 94%. Tails analysis indicated an average U3O8 extraction of 65.2%.

AATA International Inc., an environmental consultancy at Fort Collins, Colorado, reports that based on the experience of two permitted projects, approval of a new greenfield ISL project could require three to four years after the decision to proceed with a baseline data collection. Ur-Energy will fast-track the project to shorten the timetable by one year by carrying out concurrent studies wherever possible and being proactive with the agencies. The schedule is driven by the collection of the environmental baseline data and project data.  Ur-Energy has commenced collection of the baseline data required, and permission has been received from the Wyoming Department of Environmental Quality (WDEQ) for the drilling of 17 wells to be used for monitoring wells and pump tests that will commence in June. The pump tests will provide information on water quality and permeability of the sandstones relative to the horizontal and vertical flow. Wildlife, meteorological, soil and vegetation surveys have commenced and archaeological and radiology surveys are scheduled for this summer.

A total of 3,760 holes within the current property boundary contain mineralized intervals greater than 0.03% U3O8 of which 1,933 holes are used in the resource estimate. The majority of the data consist of U3O8 grade estimated from geophysical logs. Chemical assays are used where available representing approximately 2% of the intervals. Grade thickness (GT) values were then calculated for each hole, using a cut-off of 0.03% U3O8.  All intervals above the cut-offs were summed to provide a total interval thickness in each hole. Only intercepts deeper than 100 ft. contributed to the total thickness. A 0.3 GT boundary was used to create polygons, for which the area was measured. One hundred and fifty (150) holes within this GT boundary but with a GT value below the cut-off of 0.3 were excluded from the resource estimate.

RPA reviewed selective geophysical drill logs, compared the Cameco and Kermac drill holes, chemical assays and geophysical logs with the twins drilled by Ur-Energy and considers all of the drill hole data appropriate for use in a resource estimate.

A cut-off grade of 0.03% U3O8 and a grade thickness product (GT) equal to or greater than 0.3 were used to define the mineral resources. This is based on a uranium price of US$40 per pound and estimated operating costs of approximately US$20 per pound.

Classification of the resources was determined by a combination of grade continuity and drill hole spacing, nominally 50 ft. centres for measured resources, 100 ft. centres for indicated and up to 200 ft. for inferred resources.

C. Organizational Structure.

The Corporation has three wholly-owned subsidiaries:  Ur-Energy USA Inc. (“Ur-Energy USA”), a  company incorporated under the laws of the State of Colorado for the acquisition and development of properties and, generally, for operations in the United States;  ISL Resources Corporation (“ISL”), a company incorporated under the laws of the Province of Ontario; and CBM-Energy Inc. (“CBM”), a company incorporated under the laws of the Province of Ontario, that is a shell company with no assets or liabilities other than those related to its incorporation.

ISL has one wholly-owned subsidiary, ISL Wyoming, Inc., a company incorporated under the laws of the State of Wyoming.

Ur-Energy USA has four wholly-owned subsidiaries: NFU Wyoming, LLC (“NFU”), a limited liability company formed under the laws of the State of Wyoming to facilitate the Corporation’s acquisition of certain property and assets and subsequently to be the land holding and exploration branch of the companies; NFUR Bootheel, LLC, a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s  participation in a limited liability company venture agreement with Target Exploration & Mining Corp.; NFUR Hauber, LLC, a limited liability company initially formed under the laws of the State of Colorado to facilitate the Corporation’s  participation in an exploration, mining and development agreement with Trigon Uranium Corporation (following Trigon’s resignation from the entity formed, NFUR Hauber, LLC now is the sole member of the limited liability company formed with Trigon in 2007); and, Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming to hold and operate the Corporation’s Lost Creek property and assets.

NFUR Bootheel has one wholly-owned subsidiary:  The Bootheel Project, LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Bootheel project and the venture formed with Target Exploration & Mining Corp.

NFUR Hauber has one wholly-owned subsidiary:  Hauber Project LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Hauber project and the venture initially formed with Trigon Uranium Corporation.  NFUR Hauber, is and since August 1, 2008 has been, the only member of Hauber, and is the current manager of the company.

The principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out below:

D. Property, plants and equipment.

In addition to Lost Creek and Lost Soldier, the Corporation has a number of other properties in the United States and Canada.  The Corporation currently maintains approximately 65,000 mineral acres of exploration lands in Wyoming; and has approximately 62,000 hectares (153,000 acres) in exploration mineral lands in Canada. Previously, as related to its projects in the United States, the Corporation utilized rounded estimates of mining claim mineral acreage based upon number of claims staked multiplied by an estimated standard claim size of 20.66 acres per claim.  Recently, the Corporation upgraded and converted its land management system processes to begin calculating mining claim mineral acreage primarily using mapping software which permits more accurate approximations.  By way of example, mining claims normally are staked to overlap on adjacent property to eliminate the possibility of gaps and can cover an area larger than actually controlled; as well, claims deliberately may be staked smaller than standard size to cover gaps.

Due to budget constraints imposed during fourth quarter 2008, and the focus on progressing the Lost Creek Project to licensure and production, several cutbacks were made to the exploration programs of the Corporation, including the drilling programs at the North Hadsell and LC North projects. Also as a result of these budgetary controls, the Corporation dropped exploration lands in South Dakota containing over 72,000 acres prior to additional costs of retention being incurred.

In addition to the land position of the Corporation, an in-house team of geologists continues to evaluate the extensive well log and exploration database owned by the Corporation for generating new exploration targets for the future, as well as other possible value – through sale or venture opportunities – of the database.

Lost Creek and Lost Soldier Projects

See “Item 4.B – Business Overview” for detailed description and background of the Lost Creek and Lost Soldier Projects.

Other Wyoming Properties

EN Project

The EN project lies approximately five miles east-southeast of the Lost Creek project. The primary goal of the 2007 drilling program was to investigate multiple occurrences of significant uranium mineral intercepts detected at depth in an abandoned oil and gas exploration hole drilled in 1979. A secondary goal was to provide reconnaissance information regarding stratigraphic and alteration characteristics of the Battle Spring Formation to supplement historic drilling data from elsewhere within the property. Three rotary drill holes were completed in 2007 for a total of 8,605 feet (2,623 meters). The results confirmed mineralization in the target zone.  Although this planned drilling program was insufficient to substantiate economic concentrations, multiple, previously undetected, horizons of oxidation and trace mineralization were identified in the new drill holes.   In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Corporation completed an agreement reducing an existing royalty on claims and an area of interest arising from transactions dating back to 2006.  With regard to the EN Project, and three other areas, the Corporation was able to eliminate the area of interest and to reduce the royalty from two percent (2%) to one percent (1%) on certain specified mining claims.  In a related transaction, the Corporation purchased 66 new claims which have become a part of the EN Project, bringing that project to a total of 533 mining claims, together with one state mining lease.

LC North and LC South

The Corporation has expanded its land holdings in and around the Lost Creek Project, and currently controls a total of 969 unpatented mining claims and one State of Wyoming section for a total of approximately 18,660 mineral acres including the Lost Creek Permit Area, and two other adjacent areas now designated LC North and LC South.  The primary goal of the initial drilling program at LC North in 2007 was to investigate numerous occurrences of uranium-bearing intercepts detected by historical exploration drilling by previous operators in the 1970s; and to examine their relationships to the mineralization to be mined at the Lost Creek project. Preliminary evaluation of this historic drilling data indicated the potential for mineral trends in two areas, informally referred to as the East and West areas. The 2007 drilling program, originally planned for 50 exploration holes, was initiated in October 2007, but was halted in December 2007 to divert the drill rigs to activities at the Lost Creek Project. To that point in time, 30 holes were drilled for a total of 29,600 feet (9,022 meters). Drilling focused on the West area where 25 holes were drilled; five holes were drilled in the East area. The results confirmed mineralization occurring in multiple target horizons, many of which correlate stratigraphically with mineral horizons in the Lost Creek trend. Drilling in this area was at variable and wide spacing and did not allow confirmation of mineral continuity or estimation of resources; the results indicate the potential for extension of the Lost Creek mineral trends into the LC North property, as well as the possibility of previously unidentified mineral horizons.  Although the Corporation had anticipated additional drilling at LC North in 2008, that exploration drilling was the subject of budget cutbacks in September 2008.

Bootheel Project and Limited Liability Company with Target Exploration & Mining Corp.

On March 17, 2006, Ur-Energy and Energy Metals Corporation (“Energy Metals”) signed an agreement to complete a land swap enabling each company to consolidate its respective land positions in specific project areas in Wyoming.  The companies determined that the consolidation of the property positions would create greater efficiencies in exploration and future mine planning.  The Corporation traded its Shamrock properties and Chalk Hills properties for Energy Metals’ properties in the Bootheel project area.  Pursuant to the agreement, the Corporation received Energy Metals’ 28 unpatented mineral claims known as the TD group in Albany County, Wyoming.  Energy Metals received the Corporation’s 356 unpatented “F” mineral claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with two unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming.  Under the terms of the agreement, Energy Metals and the Corporation have granted one another a ½% royalty on future production of uranium from the properties.

In July 2006, 36 new mineral claims were acquired by the Corporation to add to the Bootheel project.

In 2007, the Corporation completed the acquisition of a data package from Power Resources Inc. ("PRI") pertinent to exploration and development in the Shirley Basin, Wyoming for a total purchase price of US$180,000, which was paid in two equal installments in 2006 and 2007. The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, Uradco (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

The Corporation has made this data covering its Bootheel and Buck Point properties, and certain other data, available to the venture with Target (below). The data purchase agreement reserves a 1% royalty interest to PRI on uranium and associated minerals and materials which may be produced from the Bootheel and Buck Point properties.

In 2007, the Corporation entered into an agreement with Target Exploration & Mining Corp. and its subsidiary ("Target"). Under the terms of the agreement, the Corporation contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC (the “Bootheel Project”).  The properties cover an area of known uranium occurrences. Target is earning into a 75% interest in the Bootheel Project by spending US$3.0 million in exploration costs, and issuing 125,000 shares of its common stock to the Corporation, all within a four-year earn-in period.  With the completion earlier in 2008 of agreements for additional rights and leased lands, the total project covers a defined area of approximately 8,524 gross and 7,895 net, mineral acres.  (The statement of net mineral acres with regard to the Bootheel property arises as a part of the 2008 agreements to which the lessor has a 75% mineral interest.)  There are various royalties on future production within the project area.

Earlier in 2008, Target timely issued its second installment of stock (25,000 shares) and confirmed its completion of the first year’s required exploration expenditures.  Also in 2008, Target completed a 50,000 foot (15,250 meter) drilling program on the Bootheel property. The purpose of the program was to bring the historic resources in National Instrument 43-101 compliance. In January 2009, Target announced that it had completed the acquisition of the final historic data package in behalf of the Bootheel Project.  The data package, purchased from Cameco Corp., comprises data from approximately 290,000 feet of drilling carried out by Cameco, Kerr McGee and Uradco. The data acquired includes not only geological logs but also gamma logs containing equivalent uranium (eU3O8), values. This industry standard method of using eU3O8 indicates the amount of uranium present as determined by measuring gamma radiation using a down-hole probe.

In February 2009, Target issued 50,000 additional shares of its stock to the Corporation to complete the stock-based earn-in obligations (third and fourth installments) of the operating agreement of the Bootheel Project.

Hauber Project and Limited Liability Company with Trigon Uranium Corporation

In 2007, the Corporation entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Corporation contributed its Hauber property to Hauber Project LLC (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,572 mineral acres.  Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Corporation has been completed.  Before Trigon's decision not to proceed, it had contracted, as Manager of the Hauber Project, for several outside geologic and hydrologic analytical projects which were completed and submitted during the first half of 2008.  The consultants employed abundant historic data to define the geologic setting and assess the potential of the Hauber Project properties for the recovery of uranium through ISR mining methods.  Further in-house analysis of these reports is ongoing.

Canadian Properties and Interests

The Corporation has three properties in the Thelon Basin in northern Canada:  Screech Lake (described immediately below), Eyeberry and Gravel Hill.  Assessment work was conducted at Gravel Hill in 2008; there are currently no plans for exploration work at Gravel Hill in 2009.   In the Baker Lake Basin, the Corporation has one project, the Bugs property (described below).

The Corporation also retains a 5% royalty interest in the Mountain Lake and Dismal Lake West properties (together, comprising 58 claims) on which Triex Minerals Corporation (“Triex”) is currently conducting exploration.  The royalty interest arises from a 2006 agreement with Triex with respect to the two properties.  Pursuant to the agreement, Triex obtained a 100% interest in the properties in September 2007.  Triex retains the right to purchase back one-half of the royalty for $5,000,000.

Thelon Basin Properties

The Thelon Basin Properties are grass roots projects which the Corporation believes have potential for discovery of high-grade unconformity uranium deposits of the Athabasca style. The claims are located on Crown Lands situated in the Thelon Basin of the Northwest Territories. The Thelon Basin is host to the undeveloped Kikkavik-Andrew Lake and End uranium deposits.  Of the three properties the Corporation has in the Thelon Basin, the Screech Lake Project remains the Corporation’s priority.

Potential high-grade uranium at the unconformity on the Screech Lake claim group is indicated by high surface radon and radiogenic helium gases in soils and radioactive groundwaters emitted by lake bottom springs.  Airborne MEGATEM® surveys and ground electromagnetic surveys confirm a very low resistivity zone underlying the anomalous surface conditions at and above the unconformity contact. This strong basement electromagnetic conductor has been interpreted to be due to clay alteration just above the unconformity.  Various geophysical work has been conducted on the property since 2005, as well as a ground exploration program which was completed in 2006.

Highly anomalous radon concentrations and trends were identified.  The coincidence of consistent high to extremely high radon with deep structure and conductivity combine to make the North Screech radon trend the primary focus of more advanced exploration on the Screech Lake project.

In 2006, an environmental screening study was completed on the Screech Lake project and an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. In 2007, the environmental assessment was completed and a report and recommendation from the Review Board was issued. The Review Board recommended to the Minister of Indian and Northern Affairs Canada (the “Minister”) that the Corporation’s  application to conduct an exploratory drilling program at the Screech Lake property be rejected due to local native community concerns.

In October 2007, the Corporation received notification that the Minister had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Corporation’s Screech Lake mineral claims. Discussions with the Minister and other interested parties led the Corporation to conclude that the rejection was influenced, in part, by land claims issues between First Nations groups and the Federal government, and to a lesser extent, environmental concerns related to caribou migration routes and timing of a drill program.  In the Corporation’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

In 2008 the Corporation has continued ongoing discussions with First Nations groups and Aboriginal-owned business corporations to secure an exploration agreement which would allow the Corporation to proceed with re-filing of a drilling proposal and application for land use permit.

Bugs Property, Baker Lake Basin

In September 2006, the Corporation entered into an option agreement to acquire the Bugs property in Nunavut, Canada.  The Corporation has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor.  The vendor retains a 2% net smelter royalty, of which 1% is subject to a buyout for $1.0 million. The Bugs property initially consisted of 11 contiguous mineral claims in the Kivalliq region of the Baker Lake Basin.  In 2008 the Corporation staked an additional eight mineral claims, which together total approximately 45,000 acres (approximately 18,000 hectares).

In 2006, a fixed wing aeromagnetic and radiometric survey was conducted on the entire property. The data from this survey resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. In 2007, one of the seven targets was examined; the remaining targets were examined and prioritized during the 2008 summer program by radon sampling techniques, prospecting and rock sampling. This work led to interpreted areas of hydrothermal alteration, elevated radioactivity and high radon flux.

Six drill holes were completed from late-August to mid-September of 2008, for a total of 2,905 feet (885 meters).    The program was terminated early due to problems with drilling equipment.  Results of the program are being evaluated by the Corporation. The Corporation incurred total exploration and acquisition costs of approximately $2.0 million during the 2008 program.  As a part of this program, the Corporation utilized funds from the flow-through financing it raised in March 2008.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2008, 2007 and 2006.  Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on March 18, 2009.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable. Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  This change has been applied retroactively and all comparative amounts in this Management’s Discussion and Analysis (“MD&A”) have been restated to give effect to this change.  These changes are discussed more fully under the heading “Changes in Accounting Policies Including Initial Adoption”.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; The Bootheel Project, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Information

This Management’s Discussion and Analysis contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a US Nuclear Regulatory Commission (“NRC”) Source Material License, Wyoming Department of Environmental Quality (“WDEQ”) Permit and License to Mine and other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for late 2010; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement plans and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier which efforts are expected to be streamlined; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs and (ix) the regulatory issues with the Thelon Basin Properties and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with start up),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment company" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com and with the US Securities and Exchange Commission at www.sec.gov.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not yet determined whether its properties contain mineral reserves. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of these properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.  The Company is currently in the process of permitting its Lost Creek property.  As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has fourteen properties.  Of those fourteen properties, ten are in the Great Divide Basin, two of which (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.  The Company’s other Wyoming projects include two properties in the Shirley Basin, one property in the Greater Black Hills, and one property in the Powder River Basin; (ii) Arizona, USA where the Company has acquired a property in Yuma County; (iii) the Thelon Basin, Northwest Territories, Canada, where it has three properties; and (iv) Baker Lake Basin, Nunavut, Canada, where it has one property.

Selected Information

The following table contains selected financial information as at December 31, 2008 and December 31, 2007.

	As at December 31, 2008 $	As at December 31, 2007 $ (As restated)
Total assets	101,533,965	110,931,322
Liabilities	3,256,634	2,092,296
Net assets	98,277,331	108,839,026

Capital stock and contributed surplus	157,118,019	149,826,129
Deficit	(58,840,688)	(40,987,103)
Shareholders’ equity	98,277,331	108,839,026

The following table contains selected financial information for the years ended December 31, 2008, 2007 and 2006 and cumulative information from inception of the Company on March 22, 2004 to December 31, 2008.

	Year Ended December 31, 2008 $	Year Ended December 31, 2007 $ (As restated)	Year Ended December 31, 2006 $ (As restated)	Cumulative from March 22, 2004 to December 31, 2008 $ (As restated)
Revenue	Nil	Nil	Nil	Nil
Total expenses(1)	(25,967,711)	(22,959,356)	(12,395,814)	(70,879,783)
Interest income	2,494,445	2,816,398	629,724	6,078,439
Foreign exchange gain (loss)	5,656,319	(806,420)	(177,141)	5,568,239
Other income (loss)	(36,638)	-	-	(36,638)
Loss before income taxes	(17,853,585)	(20,949,378)	(11,943,231)	(59,269,743)
Recovery (loss) of future income taxes	-	429,055	-	429,055
Net loss for the period	(17,853,585)	(20,520,323)	(11,943,231)	(58,840,688)

(1) Stock based compensation included in total expenses	(4,567,206)	(6,138,922)	(3,505,517)	(14,762,197)

Loss per common share: Basic and diluted	(0.19)	(0.24)	(0.20)
Cash dividends per common share	Nil	Nil	Nil

The Company has not generated any revenue from its operating activities from inception to date.  The Company’s expenses include costs for general and administrative expense, exploration and evaluation costs, development expense and write-off of mineral property costs.  The Company has recorded significant stock-based compensation costs which were included in total expenses. Acquisition costs of mineral properties are capitalized.  Exploration, evaluation and development expenditures, including annual maintenance and lease fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Overall Performance and Results of Operations

From inception to December 31, 2008, the Company has raised total cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $141.2 million.  As at December 31, 2008, the Company held cash and cash equivalents, and short-term investments of $65.0 million.  The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts. The Company has made significant investments in mineral properties and exploration, evaluation and development expenditures.

Mineral Properties

During the year ended December 31, 2008, the Company expended cash of $0.9 million (2007 – $1.4 million) on mineral property costs.  The most significant component of these costs is staking and claim costs associated with the acquisition of the mineral properties primarily located in the United States.  The Company’s mineral properties are located in Wyoming, USA, Arizona, USA, Northwest Territories, Canada, and Nunavut, Canada.

Revised Method of Acreage Calculation

Previously, as related to its projects in the United States, the Company utilized rounded estimates of mining claim mineral acreage based upon number of claims staked multiplied by an estimated standard claim size of 20.66 acres per claim.  Recently, the Company upgraded and converted its land management system processes to begin calculating mining claim mineral acreage primarily using mapping software which permits more accurate approximations.  By way of example, mining claims normally are staked to overlap on adjacent property to eliminate the possibility of gaps and can cover an area larger than actually controlled; as well, claims deliberately may be staked smaller than standard size to cover gaps.

Wyoming, USA Properties

Lost Creek Project

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 (“NI 43-101”) compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional

1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.  During 2006, 17 cased monitoring and pump test wells were completed on the property, and initial testing was completed.

The 2007 drilling program included 58 additional monitor and pump test wells, two water wells and a total of 195 delineation drill holes. This program enabled the Company to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering assessments; for the State of Wyoming Department of Environmental Quality ("WDEQ") Permit to Mine application; for the US Nuclear Regulatory Commission ("NRC") Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the ore body.

In October 2007, the Company submitted its Application to the NRC for a Source Material License for the Lost Creek project. This license is the first stage of obtaining all necessary licenses and permits to enable the Company to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the application was a two-year process. In February 2008, the Company requested that the NRC application for its Lost Creek project be withdrawn to enable the Company to include upgrades to its application with respect to the project's operational plan and other advances in the health physics information and analyses.  In March 2008, the Company re-submitted the Source Material License application to the NRC.  In June 2008, the NRC notified the Company it deemed the Lost Creek application complete. The NRC thereafter commenced its detailed technical and environmental review of the Company’s application.

In 2007, the Company also submitted the Lost Creek Mine Permit Application to the WDEQ. Individual mine unit applications for each well field will be submitted to cover each mine unit or well field that will be produced on the Lost Creek project.  In May 2008, the Company received notice from the WDEQ that the agency found the application to be complete and authorized the Company to proceed with formal Public Notice of the application, which was subsequently completed on a timely basis by the Company.

Throughout the latter part of 2008 and, to date, in 2009, the Company has been responding to requests from both agencies for additional information, which is part of the routine process toward completion of the technical and environmental reviews of the applications.

In February 2008, an in-house economic analysis on the Lost Creek project was completed by the Company’s engineering team. An independent technical report under NI 43-101 was subsequently prepared by Lyntek Inc.  The purpose of the report was to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.  The resulting base case in the preliminary assessment prepared by Lyntek returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.

In September 2008, the Company announced an update to the Lost Creek permitting and production timeline based on further licensing guidance from the NRC.  Based upon an NRC release of updated guidance on its expected publication of a final Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities ("GEIS") in a July 28, 2008 Federal Register notice (Vol.73, No. 145), the NRC revised its expected publication date from January 2009 to June 2009.

In early September 2008, the Company conducted meetings with senior officials of the NRC to confirm how the revised GEIS completion date would affect the timing of the issuance of licenses to presently pending applicants, including Lost Creek.  As a result of the meetings, Ur-Energy revised its expectation for the issuance of the Lost Creek's NRC license from second quarter 2009 to fourth quarter 2009. First production from the Lost Creek project is now anticipated to occur in the second half of 2010.

The exploration and development program for 2008 at Lost Creek was designed to further delineate known resources, explore the permit area for additional resources outside of the known areas, and to install the monitoring wells required for the first mine unit.  The program included the following activities:

•	Drilling as follows:

o	300 delineation holes within the proposed mine unit area to provide detailed definition of the extent of minable uranium resources.
o	99 exploration holes were drilled to test for potential extensions of mineral trends. Drill hole depths ranged from 600 to 1,000 feet (183 to 305 meters).
o	48 cased monitor and pump test wells were installed within and surrounding the first proposed mine unit. These wells will be utilized for production monitoring.
o	Ten regional baseline wells were also installed at the request of the WDEQ. The average well depth is approximately 450 feet (137 meters).
o	Two water supply wells were drilled, cased and completed.
•
The program employed seven contract drill rigs throughout much of the six-month drilling program.  Geophysical logging units were also contracted to provide measurements of down-hole equivalent uranium mineralization.  These were complemented by Ur-Energy’s Prompt Fission Neutron “PFN” logging truck, capable of providing down-hole chemical uranium measurements.

•
Core samples from several holes were obtained.  Chemical uranium analyses of the core samples have been conducted, and will be used as referee and quality control measurements to be compared to the down-hole logging measurements of mineralization.  Leach testing will also be conducted on selected core samples. All wells were cased in accordance with WDEQ guidelines and regulations; plugging and permanent abandonment of all uranium exploration and delineation boreholes was completed.

•	Surveys of soils and geotechnical borings were conducted to assist in the evaluation of plant and road facilities design.

Following the 2008 drilling program, Ur-Energy personnel oversaw the drilling of a deep test well at Lost Creek. The well will be utilized to test the stratigraphy and groundwater quality for purposes of permitting future disposal well(s) to support site operations.  The well reached a total depth of 9,894 feet (3,016 meters), on December 17, 2008 and was then cased.  Additional well data will be obtained in 2009 to support the Company’s permitting activities. Also during fourth quarter of 2008, the Company completed the pump testing of the monitor wells associated with the first mine unit.

During 2008, the Company purchased and mobilized operational equipment, including:  backhoes, a water truck, a forklift, light and heavy trucks, trailers, offices, a hose reel, generators and cementers.  In 2009, the Company’s engineering staff, assisted by TREC Engineering, has completed the detailed designs and specifications for all components of the Lost Creek ISR Plant and Mine Unit # 1.  Requests for bids are being prepared to be provided to vendors and contractors.  Procurement will be ongoing throughout 2009.  Construction at the Lost Creek site will begin upon receipt of the necessary permits.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. As identified in the July 2006 Technical Report on Lost Soldier, NI 43-101 compliant resources are 5.0 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055% as an inferred resource.  The Company maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  Of these 143 mining claims at Lost Soldier, 60 new claims were staked in 2008 for mine engineering design purposes.  A royalty on future production of 1%, which arises from a data purchase, is in place with respect to certain claims within the project.

All environmental baseline studies were completed in 2007.  In January 2008, the Lost Soldier deposit was turned over to the Company’s engineering staff for detailed engineering evaluation and study, which has been ongoing.  Subsequently, in late 2008, members of the geology staff have commenced in-depth studies which focus on detailed mapping of the roll-front geology.  These studies will then be followed by detailed mine design planning, and a preliminary assessment, all of which are expected to proceed in 2009.

In March 2008, the Company had requested a separate docket number and technical assignment control number for the Lost Soldier project from the NRC.  The Company has since determined it will submit the applications to the NRC and WDEQ as amendments to the Lost Creek licenses, after they are issued by those agencies.  It is anticipated that the Lost Soldier licensing effort will be streamlined and more efficient as a satellite facility to the Lost Creek project.

Other Wyoming Properties

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Company completed an agreement reducing an existing royalty on claims and an area of interest arising from transactions dating back to 2006.  With regard to the EN project, and three other areas, the Company was able to eliminate the area of interest and to reduce the royalty from two percent (2%) to one percent (1%) on certain specified mining claims.  In a related transaction, the Company purchased 66 new claims which have become a part of the EN project, bringing that project to a total of 533 mining claims, together with one state mining lease.

Also in 2008, additional exploration data was obtained by completing over 746 miles (1,200 kilometers) of airborne geophysical surveys in Wyoming.  The Company put other drilling programs, including for the LC North and North Hadsell projects, on hold in order to advance the development of the Lost Creek project. Also as a result of budgetary controls, the Company dropped exploration lands in South Dakota containing over 72,000 acres prior to additional costs of retention being incurred.  As of the end of 2008, the Company maintains approximately 65,000 mineral acres in Wyoming.  During 2008 and into 2009, an in-house team of geologists has continued to evaluate the extensive well log and exploration database owned by the Company for generating new exploration targets.

In 2007, the Company completed the acquisition of a data package from Power Resources Inc. ("PRI") pertinent to exploration and development on its Bootheel and Buck Point properties, in the Shirley Basin, Wyoming, for a total purchase price of US$180,000, which was paid in two equal installments in 2006 and 2007. The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, Uradco (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

In 2007, the Company entered into an agreement with Target Exploration & Mining Corp. and its subsidiary ("Target"). Under the terms of the agreement, the Company contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC (the “Bootheel Project”).  The properties cover an area of known uranium occurrences within the Shirley Basin. Target is earning into a 75% interest in the Bootheel Project by spending US$3.0 million in exploration costs, and issuing 125,000 shares of its common stock to the Company, all within a four-year earn-in period.    With the completion earlier in 2008 of agreements for additional rights and leased lands, the total project covers defined areas of approximately 8,524 gross, and 7,895 net, mineral acres. (The statement of net mineral acres with regard to the Bootheel property arises as a part of the 2008 agreements to which the lessor has a 75% mineral interest.)

Target timely issued its second installment of stock (25,000 shares) and confirmed its completion of the first year’s required exploration expenditures.  In 2008, Target also completed a 50,000 foot (15,250 meter) drilling program on the Bootheel property of the Project. The purpose of the program was to bring the historic resources in  NI 43-101 compliance. In January 2009, Target announced that it had completed the acquisition of the final historic data package in behalf of the Bootheel Project.  The data package, purchased from Cameco Corp., comprises data from approximately 290,000 feet of drilling carried out by Cameco, Kerr McGee and Uradco. The data acquired includes not only geological logs but also gamma logs containing equivalent uranium (eU3O8), values. This industry standard method of using eU3O8 indicates the amount of uranium present as determined by measuring gamma radiation using a down-hole probe.

The Company has made the data it acquired earlier from PRI covering the Bootheel and Buck Point properties (see discussion above), and certain other data, available to the Bootheel Project.  PRI retained a royalty of 1% on future production of uranium and associated minerals from certain lands in the Bootheel Project.

In February 2009, Target issued 50,000 additional shares of its stock to the Company to complete the stock-based earn-in obligations (third and fourth installments) of the operating agreement of the Bootheel Project.

In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company contributed its Hauber property to Hauber Project LLC (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately  4,570 mineral acres.

Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company has been completed.  Before Trigon's decision not to proceed, it had contracted, as Manager of Hauber Project, for several outside geologic and hydrologic analytical projects, which were completed and submitted during the first half of 2008.  The consultants employed abundant historic data to define the geologic setting and assess the potential of the Hauber Project properties for the recovery of uranium through ISR mining methods.  Further in-house analysis of these reports is underway.

Canadian Properties and Interests

Screech Lake Property, Thelon Basin

In 2006, an environmental screening study was completed on the Screech Lake project and an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. In 2007, the environmental assessment was completed and a report and recommendation from the Review Board was issued. The Review Board recommended to the Minister of Indian and Northern Affairs Canada (the “Minister”) that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected due to local native community concerns.

In October 2007, the Company received notification that the Minister had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Company’s Screech Lake mineral claims. Discussions with the Minister and other interested parties led the Company to conclude that the rejection was influenced, in part, by land claims issues between First Nations groups and the Federal government, and to a lesser extent, environmental concerns related to caribou migration routes and timing of a drill program.  In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

Throughout 2008, the Company continued its ongoing discussions with First Nations groups and Aboriginal-owned business corporations to secure an exploration agreement which would allow the Company to proceed with re-filing of a drilling proposal and application for land use permit.

Bugs Property, Baker Lake Basin

In September 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada.  The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor.  The vendor retains a 2% net smelter royalty, of which 1% is subject to a buyout for $1.0 million. The Bugs property initially consisted of 11 contiguous mineral claims in the Kivalliq region of the Baker Lake Basin.  In 2008 the Company staked an additional eight mineral claims, which together total approximately 45,000 acres (approximately 18,000 hectares).

In 2006, a fixed wing aeromagnetic and radiometric survey was conducted on the entire property. The data from this survey resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. In 2007, one of the seven targets was examined; the remaining targets were examined and prioritized during the 2008 summer program by radon sampling techniques, prospecting and rock sampling. This work led to interpreted areas of hydrothermal alteration, elevated radioactivity and high radon flux.

Six drill holes were completed from late August to mid September of 2008, for a total of 2,905 feet (885 meters).    The program was terminated early due to problems with drilling equipment.  Results of the program are being evaluated by the Company. The Company incurred total exploration and acquisition costs of approximately $2.0 million during the 2008 program.  As a part of this program, the Company utilized funds from the flow-through financing it raised in March 2008.  See Financing Transactions, below.

Other Canadian Interests

In 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to the Mountain Lake and Dismal Lake West properties (together, comprising 58 claims).  Pursuant to the option agreement, Triex obtained a 100% interest in the properties in September 2007.  The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

2008 Expenses Compared to 2007

Total expenses for the year ended December 31, 2008 were $26.0 million as compared to $23.0 million in 2007.  Total expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

Overall, 2008 total expenses increased $3.0 million as compared to 2007.  The increase in total expenses was primarily due to increased expenditures on the Company’s exploration and development projects, the continued expansion of the Littleton, Colorado and Casper, Wyoming offices, and increases in non-cash amortization of capital assets and write-off expenses.  The increase in total expenses was partially offset by a decrease in non-cash stock based compensation expense.

Exploration, evaluation and development expenditures increased $3.1 million in 2008, primarily due to the transition of the Company’s Lost Creek property from the evaluation stage to the development stage.  During 2008, the Company spent approximately $1.9 million in evaluation activities and $8.8 million in development activities related to the Lost Creek property, which were expensed in accordance with the Company’s revised accounting policies.  Additionally, the Company incurred significant expenditures on other exploration and evaluation properties including the Bugs property in Canada and the Lost Soldier property in the United States.

General and administrative expense relates primarily to the Company’s administration, finance, investor relations, land and legal functions in Littleton, Colorado.  During 2008, the Company continued to expand the Casper, Wyoming office.  The Company strengthened key staffing areas adding eight positions primarily aimed at enhancing operating expertise at the Casper office.  Accordingly, the Denver and Casper offices were also expanded to accommodate and support the staffing additions.

During the year, the Company recorded significant non-cash stock based compensation expenses related to stock options.  In September 2008, the Company gave the holders of options with an exercise price of $4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.  Including the above, for 2008, stock based compensation expenses of $4.6 million (2007 – $6.1 million) were included in total expenses.  These non-cash expenses represent approximately 18% of total expenses (2007 – 27%).

During the third quarter of 2008, the Company relinquished leases associated with the Harding and Fall River projects in South Dakota and wrote-off the approximately $0.3 million in costs related to these projects.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the year ended December 31, 2008, the Company earned interest income on these investments of $2.5 million, as compared to $2.8 million in 2007.  After the May 2007 bought deal financing and the March 2008 private placement, the Company’s average cash resources increased significantly.  However, the Company does not generate any revenue from operating activities and its average cash resources, and the resulting interest income, have declined since the two financings were completed.

During the year ended December 31, 2008, the Company recorded a net foreign exchange gain of $5.7 million as compared to a $0.8 million loss during the same period in 2007.  This 2008 net foreign exchange gain arose primarily due to cash balances held in U.S. dollar accounts as the U.S. dollar strengthened relative to the Canadian dollar during the period, while in 2007 the U.S. dollar declined in value relative to the Canadian dollar.

Income Taxes

In 2008, the Company recorded operating losses in both Canada and the United States.  Management has concluded that it is not yet more likely than not that these losses, and prior years’ loss carryforwards and other tax assets will be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

In 2007, the Company also recorded losses in both jurisdictions against which full valuation allowances were applied, except in respect of the Company’s ISL subsidiary.  The Company acquired ISL in 2004 and recorded a future tax liability upon the acquisition related to the difference between management’s estimate of the tax basis and the fair value assigned to the assets acquired.  In 2007, management filed tax returns for ISL for the pre-acquisition period and established additional tax basis for the ISL assets and consequently recorded a reduction in the future tax liability related to these assets.

Loss Per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2008 were $0.19 (2007 – $0.24).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

2007 Expenses Compared to 2006

Total expenses for the year ended December 31, 2007 were $23.0 million as compared to $12.4 million in 2006.  Total expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

General and administrative expenses were $1.8 million higher than in 2006.  The majority of the increase in general and administrative expense was due to stock option related charges as discussed below.  The balance of increased general and administrative costs related primarily to expansion of the Littleton, Colorado office and related staff costs for finance, legal and support personnel.

During the year ended December 31, 2007, the Company recorded significant non-cash stock based compensation charges related to stock options. In total, expenses recorded related to stock options were $6.1 million as compared to $3.5 million in 2006. These non-cash charges to expense represent approximately 27% of total expenses (2006 – 28%).

Exploration and evaluation expense increased significantly during 2007 as the Company rapidly advanced its Lost Creek and Lost Soldier properties in Wyoming.   During 2007, the Company spent approximately US$8.5 million for exploration activities on these two properties.  The Company also spent significant amounts on other exploration properties including the Screech Lake in Canada.

During the fourth quarter of 2007, Company management decided not to proceed with funding of any additional exploration of the Titan R-Seven and Rook I properties.  Accordingly, the Company wrote off approximately $34,000 in related mineral property costs.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts. During the year ended December 31, 2007, the Company earned interest income on these investments of $2.8 million (2006 - $0.6 million).  Interest income was significantly higher in the third and fourth quarters of 2007 as the proceeds of the bought deal financing were invested from early May through to the end of the year.

During the year ended December 31, 2007, the Company recorded a net foreign exchange loss of $0.8 million (2006 - $0.2 million).  This net foreign exchange loss arose primarily due to cash balances held in U.S. currency as the Canadian dollar strengthened relative to the U.S. dollar during the period from September to November 2007.  During the first and second quarters of 2007, the Company experienced gains on the U.S. dollar denominated New Frontiers obligation.  The obligation was fully repaid during the second quarter of 2007.

Loss Per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2007 were $0.24 (2006 – $0.20).  For the years ended December 31, 2007 and 2006, diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and cash equivalents, and short-term investments of $65.0 million, a decrease of $11.3 million from the December 31, 2007 balance of $76.3 million.  The Company's cash resources are invested with major banks in Canada and United States in guaranteed investment certificates, certificates of deposit, bankers' acceptances, and money market accounts.  During the year ended December 31, 2008, the Company used $10.5 million to fund operating activities, spent $3.5 million on investing activities, and generated $2.7 million from financing activities.

During the year ended December 31, 2008, the Company invested cash of $3.5 million in mineral properties, bonding deposits, capital assets and design work on the Lost Creek plant.  The majority of these expenditures went toward bonding deposits and the purchase of capital assets.  The capital asset purchases were primarily for field vehicles and field equipment purchased to facilitate the exploration and development work programs in Wyoming.

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through commons shares at $2.75 per share raising gross proceeds of $2.8 million.  Total direct share issue costs were $0.1 million.  During the year ended December 31, 2008, the Company realized cash proceeds of $0.1 million from the exercise of previously issued stock options.  In September 2008, the Company gave the holders of options with an exercise price of $4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Therefore, as at December 31, 2008, the Company had outstanding a total of 6,228,700 stock options with a weighted-average exercise price of $1.95 per option.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no sources of cash flow from operations.  The Company will not generate any cash flow from operations until it is successful in commencing production from its properties.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Financing Transactions

The Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share on March 25, 2008 and raised gross proceeds of $2.8 million.  Total direct share issue costs were $0.1 million.

On November 7, 2008 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan took effect immediately, in accordance with the TSX requirements, the Company will seek approval and ratification by its shareholders at the next annual and special meeting of shareholders on April 28, 2009.  If the Rights Plan is not ratified, the Rights Plan and all of the Rights outstanding will terminate.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007
Common shares	93,243,607	92,171,607
Warrants	-	-
Compensation options	-	-
Stock options	6,228,700	8,010,700
Fully diluted shares outstanding	99,472,307	100,182,307

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short term investments include Canadian dollar and US dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.75% to 3.25% and mature at various dates up to April 30, 2009.  These instruments are maintained in financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $64.6 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2008, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2008 the Company’s liabilities consisted of trade accounts payable of $2,265,058, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$26.5 million (US$18.4 million as at December 31, 2007) and had accounts payable of US$1.7 million (US$1.2 million as at December 31, 2007) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.0 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having year end cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the years ended December 31, 2008 and 2007, the Company did not participate in any material transactions with any related parties.

Proposed Transactions and Listing Application Approval

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

In January 2008, the Company filed documentation with the United States Securities and Exchange Commission on Form 40-F to register the common shares of the Company and filed an application to list the common shares with the American Stock Exchange, LLC (“AMEX”).  The application was subject to review by the AMEX, and on July 18, 2008, the AMEX approved for listing the common shares of the Company.  Trading of the common shares of the Company on the AMEX (now the NYSE Amex) commenced on July 24, 2008 under the symbol “URG”.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

The Company assesses the possibility of impairment in the net carrying value of its mineral properties when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable.   Given the current disruption and uncertainty in the global economy, and the decrease in the Company’s share price over the last year, management reviewed all of its significant mineral properties for potential impairment.

For the Company’s Lost Creek and Lost Soldier properties, management calculated the estimated undiscounted future net cash flows relating to these properties as a single asset group as the Company expects to mine the Lost Soldier property as a satellite facility, licensed through an amendment to the Lost Creek permits, and using the Lost Creek plant.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

The Company’s estimates of indicated resources depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis.  The operating, capital and reclamation costs are based upon similar production plants and current capital budgets for the project. The uranium prices used are based on current long term contract prices and external consensus prices which for uranium vary between US$50 and

US$70 per pound.  By their very nature there can be no assurance that these estimates will actually be reflected in future construction or operation at the projects.

Management’s estimate of the undiscounted cash flows related to these mineral properties exceed their carrying value, therefore management concluded that the assets passed step 1 of the asset impairment test prescribed under generally accepted accounting principles, and therefore no write-down of these assets was recorded. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

For the Company’s other properties, reliable cash flow forecasts cannot be made at this time.  Management therefore tested these for impairment by comparing their carrying values to their estimated fair value based on non-NI 43-101 compliant resource estimates of indicated resources and a value of US$2 per pound in the ground.  Management also considered the results of current exploration activities on the properties and future exploration plans and expenditures by both the Company and, in the case of the Bootheel Project, Target, to assess whether these were inconsistent with other indicators of fair value.  Based on the above, management concluded that the fair value of these properties exceeded the carrying amount and no impairment charges were recorded.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

Exploration and Development Expenditures

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  Balance sheet amounts as at December 31, 2007 were restated as follows: deferred exploration expenditures were reduced by $26.4 million, future income taxes liabilities were reduced by $0.7 million, share capital increased by $2.2 million and the accumulated deficit increased by $27.9 million.  The comparative operating results for the year ended December 31, 2007 and 2006 were also restated as follows:  expenses increased by $11.4 million and $6.4 million, recovery of future income taxes decreased by $2.1 million and $0.5 million, net loss increased by $13.5 million and $6.9 million, and loss per common share increased by $0.16 and $0.11, respectively.  The cumulative operating results for the period from March 22, 2004 to December 31, 2007 were restated as follows:  expenses increased by $24.9 million, recovery of future income taxes decreased by $3.0 million, and net loss increased by $27.9 million.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

New Accounting Standards

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

•
Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed.  The new presentation standard carries forward the former presentation requirements.

•	Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives, policies and processes for managing its capital structure.
•
Section 1400, General Standards on Financial Statement Presentation.  This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern.  The adoption of this standard had no impact on the Company’s disclosures in these interim financial statements.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.

Internal Controls over Financial Reporting

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (“ICFR”).  The Chief Executive Office and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s ICFR and, based upon this assessment, concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the requirement for publicly-accountable companies to adopt International Financial Reporting Standards (“IFRS”), will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

During 2008, the Company scheduled an IFRS diagnostic study to assess the impact of the transition to IRFS on the Company’s accounting policies and to establish a project plan to implement IFRS.  Following this initial diagnostic step, which will be conducted during 2009, the Company will proceed to make a determination of the impact of transition to IFRS on its financial statements and systems, if any.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Set out below are the names, committee memberships (as at the date hereof), municipalities of residence, principal occupations and periods of service of the directors and executive officers of the Corporation.

Name	Position with Corporation and Principal Occupation Within the Past Five Years	Period of Service as a Director
Jeffrey T. Klenda Golden, Colorado	Chair and Executive Director	August 2004 – present

W. William Boberg Morrison, Colorado	President, Chief Executive Officer and Director	January 2006 – present

James M. Franklin (2) Ottawa, Ontario	Director, Consulting Geologist / Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present

Paul Macdonell (1)(2)(3)(4) Mississauga, Ontario	Director Senior Mediator, Government of Canada	March 2004 – present

Robert Boaz (1)(2)(3) Mississauga, Ontario	Director Mining Company Executive	March 2006 – present

Thomas Parker (1)(2)(3) Kalispell, Montana	Director Mining Company Executive	July 2007 – present
__________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee. James Franklin was an ex officio member of the Compensation Committee from July 2007 to January 28, 2008.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)
Mr. Macdonell was a former director of Wedge Energy International Inc. (“Wedge”) .  Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007 for the late filing of Wedge’s financial statements for the period ended March 31, 2007.  The Order was lifted by the OSC on August 14, 2007.

The following sets out additional information with respect to the education, experience and employment history of each of the directors and officers referred to above during the past five years.

Jeffrey T. Klenda, 52, B.A.	Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to joining the Corporation in 2004 as a director, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices.  In 1988, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization. He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Mr. Klenda became the Chair of the Board of Directors and Executive Director of the Corporation in January 2006.  Mr. Klenda is currently a director and chair of the board of directors of Aura Silver Resources Inc.

W. William (Bill) Boberg, 69, M.Sc., P Geo	President, Chief Executive Officer & Director

Mr. Boberg is the Corporation’s President and Chief Executive Officer and a director (since January 2006).  Previously, Mr. Boberg was the Corporation’s senior U.S. geologist and VP U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation in 2004, he was a consulting geologist having over 35 years experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in western North America, South America and Africa.  Companies that Mr. Boberg has worked for include Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists.  Mr. Boberg has over twenty years experience exploring for uranium in the continental US. He discovered the Moore Ranch Uranium Deposit, the Ruby Ranch Uranium Deposit as well as several smaller deposits in Wyoming's Powder River Basin.  He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado.  He is a registered Wyoming Professional Geologist and fellow of the Society of Economic Geologists.  He is a member of the Society for Mining, Metallurgy & Exploration Inc., American Institute of Professional Geologists (for which he is a certified geologist), the Denver Regional Exploration Society and the American Association of Petroleum Geologists.  Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 66, Ph. D., FRSC, P. Geo	Director & Chair of the Technical Committee

Dr. Franklin has over 40 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003), RJK Exploration Ltd. (since July 2001) and Spider Resources Ltd. (since July 2006).

Paul Macdonell, 56, Diploma Public Admin.	Director & Chair of Compensation Committee

Mr. Macdonell is a Senior Mediator, Federal Mediation and Conciliation Service for the Government of Canada. Previously Mr. Macdonell was employed since 1976 by the Amalgamated Transit Union, serving as President of the Union from 1996 to 2000 and Financial Secretary 1991 to 1995.  Mr. Macdonell was Municipal Councillor of the City of Cumberland from 1978 to 1988 and was on the City’s budget committee during that time. He graduated (diploma) at University of Western Ontario in Public Administration and completed programs at University of Waterloo (Economic Development Certificate), The George Meany Centre in Washington (Labour Studies) and Harvard University (Program on Negotiations).

Robert Boaz, 57, M. Economics, Hon. BA	Director & Chair of the Corporate Governance and Nominating Committee

Mr. Boaz has 18 years in the investment banking business after a career in the power and natural gas industry, working in management positions for Ontario Hydro, Saskatchewan Power and Consumers Gas.  He has held senior management positions in a number of firms in the investment industry with direct responsibilities related to research, portfolio management, institutional sales and investment banking.  From 2004 to March 2006, Mr. Boaz was Managing Director Investment Banking with Raymond James Ltd. in Toronto.  From 2000 to 2004 Mr. Boaz was Vice President and Head of Research and in-house portfolio strategist for Dundee Securities Corporation.  Mr. Boaz is the President, Chief Executive Officer and a director of Aura Silver Resources Inc., a director of AuEx Ventures Inc. and chair of the board of directors and audit committee of Solex Resources Corp.

Thomas Parker, 66, M.Sc., P.E.	Director & Chair of the Audit Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 43 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker is President and CEO of US Silver Corporation before which he was President and CEO of Gold Crest Mines, Inc., a Spokane-based gold exploration company. Prior to Gold Crest, he was the President and CEO of High Plains Uranium, Inc. a junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also spent 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions with, including Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience in Niger, France and Venezuela.

Roger L. Smith, 51, CPA, MBA	Chief Financial Officer and Vice President, Finance, IT and Administration

Mr. Smith has 25 years of mining and manufacturing experience including finance, accounting, IT, ERP and systems implementations, mergers, acquisitions, audit, tax and public and private reporting in international environments.  Mr. Smith joined Ur-Energy in May 2007 after having served as Vice President, Finance for Luzenac America, Inc., as subsidiary of Rio Tinto PLC and Director of Financial Planning and Analysis for Rio Tinto Minerals, a division of Rio Tinto PLC from September 2000 to May 2007.  Mr. Smith has also held such positions as Vice President Finance, Corporate Controller, Accounting Manager, Internal Auditor with companies such as Vista Gold Corporation, Westmont Gold Inc. and Homestake Mining Corporation.  He has a Masters of Business Administration and Bachelor of Arts in Accounting from Western State College, Gunnison, Colorado.

Harold A. Backer, 67, B.Sc.	Executive Vice President, Geology & Exploration

Mr. Backer is the Corporation’s Executive Vice President, Geology & Exploration. He has over 40 years experience in the mining industry participating in major exploration programs in the commodities of gold, uranium, copper, and phosphate. In exploration, he has worked for Kalium Chemicals, Chevron Resources and as Senior VP Exploration for Goldbelt Resources. As a Consulting Economic Geologist, he has participated in numerous pre-feasibility mining studies (open pit and underground projects) as a team leader and in a management position on projects in North America and in the countries of the former Soviet Union.  Mr. Backer joined Ur-Energy more than four years ago and has assumed various responsibilities as an officer before becoming Executive VP of Geology & Exploration.

Paul W. Pitman, 61, B.Sc. Hon. Geo., P. Geo	Vice President, Canadian Exploration

Mr. Pitman has over 40 years experience as an exploration geologist. He began his career with Gulf Minerals as a project geologist at the Rabbit Lake, Saskatchewan discovery in 1969, followed by work in the late 1970s -1980s as a senior geologist for BP Minerals exploring for uranium across Canada. Mr. Pitman was President of Ur-Energy from its inception up to January 2006.

Wayne W. Heili, 43, B.Sc.	Vice President, Mining & Engineering

Mr. Heili is the Corporation’s Vice President, Mining & Engineering.  He has had a career spanning more than 20 years providing engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Since then, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and ISR uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing.

Paul G. Goss, 66, JD, MBA	General Counsel & Corporate Secretary

Mr. Goss has over 25 years of diverse transactional experience in complex business, real estate and natural resources transactions, including more than five years with a national-practice firm.  In addition to his transactional experience, he has represented clients in commercial litigation, arbitration and mediation, involving mining, oil and gas, real estate, corporate law securities and environmental law. He served in the capacities of President and General Counsel of Polaris Coal Company from 1990 through 2001, when it was sold to Massey Energy Company. He obtained his Juris Doctor, cum laude from the University of Denver College of Law.  He also obtained a Master of Business Administration from Indiana State University.

As at March 18, 2009, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercised control or direction over 1,461,584 common shares, representing approximately 1.56% of the Corporation’s outstanding common shares. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and executive officers individually.

B. Compensation.

Compensation of Executive Officers

The following table sets forth the summary information concerning compensation paid to or earned during the financial years ended December 31, 2006, 2007 and 2008 by the Corporation’s Chief Executive Officer and Chief Financial Officer and the three highest paid executive officers, who were serving as executive officers at December 31, 2008 (collectively, the “Named Executive Officers”).

Summary Compensation Table (13)

Name and principal position	Year(6)	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans

W. William Boberg(1) (14) President, Chief Executive Officer and Director	2008 2007 2006	$255,843 $247,250 Nil	Nil	$68,000 (7) $980,000 $508,000 12)	Nil	Nil	Nil	Nil Nil $290,613	$323,843 $1,227,250 $798,613

Roger L. Smith(2) (14) Chief Financial Officer and Vice President, Finance, IT & Administration	2008 2007 2006	$239,853 $142,010 Nil	Nil	$34,000 (8) $724,500 Nil	Nil	Nil	Nil	Nil Nil Nil	$273,853 $866,510 Nil

Harold A. Backer(3) (14) Executive Vice President, Geology & Exploration	2008 2007 2006	$213,203 $148,350 Nil	Nil	$51,000 (9) $367,500 $254,000	Nil	Nil	Nil	Nil Nil Nil	$264,203 $515,850 $254,000

Name and principal position	Year(6)	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans

Wayne W. Heili(4) (14) Vice President, Mining & Engineering	2008 2007 2006	$223,863 $169,091 Nil	Nil	$34,000 (10) $1,780,000 Nil	Nil	Nil	Nil	Nil Nil Nil	$257,863 $1,949,091 Nil

Jeffrey T. Klenda(5) (14) Chair and Executive Director	2008 2007 2006	$204,675 $176,300 Nil	Nil	$68,000 (11) $490,000 $508,000	Nil	Nil	Nil	Nil Nil $124,000	$272,675 $666,300 $632,000
_________
(1)
Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006.  Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007.  Mr. Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a Director on January 11, 2006.  Previously, from September 2004 to January 11, 2006, Mr. Boberg had been a consultant and Vice President, US Operations of the Corporation.

(2)
Roger Smith joined the Corporation in May 2007 and was appointed to the position of Chief Financial Officer.  In August 2007, Mr. Smith was further appointed as Vice President, Finance, IT & Administration.

(3)	Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006. Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007.
(4)
Mr. Heili joined the Corporation in February 2007 and was appointed to the position of Vice President, Mining & Engineering.  Until April 23, 2007, Mr. Heili worked for the Corporation on a part time basis for a reduced salary while finalizing certain personal matters.

(5)
Mr. Klenda became a director of the Corporation in August 2004 and Chair of the Board of Directors and Executive Director in January 2006.  Mr. Klenda was a consultant to the Corporation from August 2004 to December 31, 2006.  Mr. Klenda entered into an employment agreement with the Corporation on January 1, 2007.

(6)	All executive officers of the Corporation who were with the Corporation prior to January 1, 2007 were consultants to the Corporation.
(7)
In 2008, Mr. Boberg received options for 80,000 Common Shares on May 8, 2008 at a price of $1.65 per share.  These options expire on May 8, 2013. In 2007, Mr Boberg received options for 400,000 Common Shares on May 22, 2007, at a price of $4.75.  These options were to expire on May 15, 2012.  In 2006, Mr. Boberg received options for 400,000 Common Shares on April 21, 2006 at a price of $2.35 per share.  These options expire on April 21, 2011.  On September 30, 2008, Mr. Boberg voluntarily forfeited options for 400,000 Common Shares which were granted on May 22, 2007 at a price of $4.75 per share and these options were subsequently cancelled by the Corporation.

(8)
In 2008, Mr. Smith received options for 40,000 Common Shares on May 8, 2008 at a price of $1.65 per share. These options expire on May 8, 2013.  In 2007, Mr. Smith received options for 225,000 Common Shares on May 22, 2007 at a price of $4.75 per share.  These options were to expire on May 15, 2012.  Mr. Smith also received options for 112,500 Common Shares on August 9, 2007 at a price of $3.00.  These options expire on August 9, 2012. On September 30, 2008, Mr. Smith voluntarily forfeited options for 225,000 Common Shares at a price of $4.75 per share which were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

(9)
In 2008, Mr. Backer received options for 60,000 Common Shares on May 8, 2008 at a price of $1.65 per share.  These options expire on May 8, 2013.  In 2007, Mr. Backer received options for 150,000 Common Shares on May 22, 2007 at a price of $4.75 per share.  These options were to expire on May 15, 2012.  In 2006, Mr. Backer received options for 200,000 Common Shares on April 21, 2006 at a price of $2.35 per share.  These options expire on April 21, 2011.  On September 30, 2008, Mr. Backer voluntarily forfeited options for 150,000 Common Shares at a price of $4.75 per share which were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

(10)
In 2008, Mr. Heili received options for 40,000 Common Shares on May 8, 2008 at a price of $1.65 per share.  These options expire on May 8, 2013. In 2007, Mr. Heili received options for 600,000 Common Shares, subject to certain performance milestones, on February 19, 2007 at a price of $5.03 per share.  These options were to expire on February 15, 2012.  Mr. Heili also received options for 100,000 Common Shares on August 9, 2007 at a price of $3.00 per share.  These options expire on August 9, 2012.   On September 30, 2008, Mr. Heili voluntarily forfeited options for 600,000 Common Shares at a price of $5.03 per share which were granted on February 19, 2007 and these options were subsequently cancelled by the Corporation.

(11)
In 2008, Mr. Klenda received options for 80,000 Common Shares on May 8, 2008, at a price of $1.65 per share.  These options expire on May 8, 2013.  In 2007, Mr. Klenda received options for 200,000 Common Shares on May 22, 2007 at a price of $4.75 per share.  These options were to expire on May 15, 2012.  In 2006, Mr. Klenda received options for 400,000 Common Shares on April 21, 2006 at a price of $2.35 per share.  These options were to expire on April 21, 2011.  On September 30, 2008, Mr. Klenda voluntarily forfeited options for 200,000 Common Shares at a price of $4.75 per share which were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

(12)	Mr. Boberg received an additional 300,000 Common Shares in 2006, at a price of $1.89 per share, as a performance bonus for services rendered to the Corporation.
(13)	United States dollar figures have been converted to Canadian dollar figures at the average exchange rate for 2008 of US$1.00 =CDN$1.06601429 as posted by the Bank of Canada.
(14)
 Subject to shareholder approval of the RSU Plan at the annual and special meeting of shareholders on April 28, 2009, RSU awards were granted on February 9, 2009 as follows:  Mr. Boberg (107,143 shares); Mr. Smith (72,321 shares); Mr. Backer (64,286 shares); Mr. Heili (101,250 shares) and Mr. Klenda (68,571 shares).

The following table sets forth information concerning option-based and share-based awards granted by the Corporation to each of the Named Executive Officers during the financial year ended December 31, 2008.

Option Grants During the Financial Year Ended December 31, 2008

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
W. William Boberg	80,000	$1.65	May 8, 2013	-0-	Nil	Nil
Roger L. Smith	40,000	$1.65	May 8, 2013	-0-	Nil	Nil
Harold A. Backer	60,000	$1.65	May 8, 2013	-0-	Nil	Nil
Wayne W. Heili	40,000	$1.65	May 8, 2013	-0-	Nil	Nil
Jeffrey T. Klenda	80,000	$1.65	May 8, 2013	-0-	Nil	Nil

  The following table sets forth information concerning the value vested or earned in respect of incentive plan awards during the financial year ended December 31, 2008 by each of the Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the
Financial Year Ended December 31, 2008

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
W. William Boberg	960	Nil	Nil
Roger L. Smith	480	Nil	Nil
Harold A. Backer	720	Nil	Nil
Wayne W. Heili	480	Nil	Nil
Jeffrey T. Klenda	960	Nil	Nil

Employment Contracts

The Corporation entered into an employment agreement with Mr. W. William Boberg dated January 1, 2007, as amended.  Mr. Boberg is entitled to a salary of US$240,000 per year and a discretionary bonus to be set by the Board of Directors.  Mr. Boberg is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Boberg for non-causal reasons, Mr. Boberg will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation, Mr. Boberg may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Boberg is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Roger Smith dated May 15, 2007, as amended.  Mr. Smith is entitled to a salary of US$225,000 per year and a discretionary bonus to be set up by the Board of Directors.  Mr. Smith is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Smith for non-causal reasons, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation, Mr. Smith may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Smith is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Harold Backer dated January 1, 2007, as amended.  Mr. Backer is entitled to a salary of US$200,000 per year and a discretionary bonus to be set by the Board of Directors of the Corporation.  Mr. Backer is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event the Corporation terminates the employment agreement with Mr. Backer for non-causal reasons, Mr. Backer will be entitled to a lump sum payment equivalent to two years base salary.  In the event of change of control of the Corporation, Mr. Backer may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Backer is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Wayne Heili dated February 19, 2007, as amended. Mr. Heili is entitled to a salary of US$210,000 per year and a discretionary bonus to be set by the Board of Directors of the Corporation.  Mr. Heili is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event the Corporation terminates the employment agreement with Mr. Heili for non-causal reasons, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary.  In the event of change of control of the Corporation, Mr. Heili may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Heili is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Jeffrey Klenda dated January 1, 2007, as amended.  Mr. Klenda is entitled to a salary of US$192,000 per year and a discretionary bonus to be set by the Board of Directors.  Mr. Klenda is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Klenda for non-causal reasons, Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation, Mr. Klenda may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Klenda is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

On December 31, 2008, all the executive employment agreements were amended to insert necessary provisions for compliance with Section 409A provision of the Internal Revenue Code of 1986, as amended, including the timing of payments or deferred compensation in the event of a change of control or termination from the Corporation.

Compensation of Directors

The Compensation Committee and the Board of Directors has instituted compensation arrangements for non-management directors.  Commencing in the second quarter of 2007, each non-management director receives a quarterly amount of $3,000 and for each meeting that the director attends in person $1,000 and by telephone $500.  Newly appointed directors are each eligible to receive an initial grant of options in the discretion of the Board of Directors. Non-management directors are also eligible to receive grants of options at the discretion of the Board of Directors.

In addition to other compensation received by directors of the Corporation, it was determined by the Compensation Committee and the Board of Directors that non-management directors participating on ad hoc or special committees of the Board of Directors, which may be constituted from time to time, would be entitled to additional director fees, to be determined in accordance with additional duties and requirements requested of those individuals from time to time.  In respect of the Ad Hoc Committee on Screech Lake, it was determined that non-management directors would receive fees of $1,000 per day spent in respect of the Ad Hoc Committee activities except in the event that such non-management director is already under a consulting agreement with the Corporation.

Non-Management Director Compensation for the Financial Year Ended December 31, 2008

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Paul Macdonell (3)	$20,000	Nil	$34,000	Nil	Nil	Nil	$54,000
James Franklin (3)	Nil	Nil	$34,000	Nil	Nil	$43,891 (1)	$77,891
Robert Boaz (3)	$21,000	Nil	$34,000	Nil	Nil	$58,500 (2)	$113,500
Thomas Parker (3)	$20,751	Nil	$34,000	Nil	Nil	Nil	$54,751

(1) Dr. Franklin has a consulting agreement with the Corporation and invoices the Corporation on an hourly basis for consulting projects on which he is involved.

(2) Mr. Boaz has received additional per diem fees as a director for his work on the Ad Hoc Committee on Screech Lake.

(3) Subject to shareholder approval of the RSU Plan at the annual and special meeting of shareholders on April 28, 2009, RSU awards were granted on February 9, 2009 to each of Messrs. Macdonell, Boaz and Parker, and Dr. Franklin in the amount of 12,857 shares.

In December 2008, the Compensation Committee reviewed the director compensation and recommended changes to the director compensation scheme which was adopted by the Compensation Committee and the Board of Directors in January 2009.  Commencing in 2009, each non-management director will receive a base retainer in cash of US$18,000 and will be eligible to receive grants of options and RSU awards at the discretion of the Board of Directors.  In addition, the Compensation Committee and Board of Directors adopted a resolution requiring mandatory ownership of the non-management directors to encourage the alignment of interests between the Corporation and its shareholders.  Non-management directors are required to invest an amount equal to the non-management director’s annual retainer in shares or securities exercisable into shares on or before the latest of (i) December 31, 2013, or (ii) the fifth anniversary of the non-management director’s election or appointment.  The retainer amount will be calculated using the amount of the annual retainer at the latest of (i) January 1, 2009, or (ii) the date of the non-management director’s election or appointment.

C. Board practices.

Director Term

The term of office for each director is from the date of the meeting at which he or she is elected until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is vacated before that time in accordance with the by-laws of the Corporation.  None of the non-management directors has a service contract with the Corporation.  One of the non-management directors, James Franklin, has a consulting agreement with the Corporation.

Audit Committee

The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices. The duties and responsibilities of the Audit Committee include the following:

•
reviewing for recommendation to the Board of Directors for its approval the principal documents comprising the Corporation’s continuous disclosure record, including interim and annual financial statements and management’s discussion and analysis;

•
recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors.  The Audit Committee has the authority and responsibility to select, evaluate and if necessary replace the independent auditor.  The Audit Committee has the authority to approve all audit engagement fees and terms and the Audit Committee, or a member of the Audit Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation’s independent auditor and consider the impact on the independence of the auditor;

•	reviewing periodic reports from the Chief Financial Officer;

•	discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management’s response; and

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The Audit Committee maintains direct communication during the year with the Corporation’s independent auditor and the Corporation’s officers responsible for accounting and financial matters.

All of the members of the Audit Committee, Messrs. Macdonell, Boaz and Parker, are independent directors pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE Amex. Each of the members is financially literate as defined in NI 52-110.  The Audit Committee has designated Robert Boaz as a “audit committee financial expert” as that term is defined as currently defined by the rules of the SEC regulating these disclosures.  The members of the Audit Committee during 2008, and currently, are Thomas Parker (Chair, commencing May 2008), Robert Boaz and Paul Macdonell (Chair, January to May 2008).  The education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member is set out under the Heading “Item 6 – Directors, Senior Management and Employees”.

Report of the Audit Committee

During 2008, the Audit Committee met five times.  The activities of the Audit Committee over the past year included the following:

•	reviewing annual financial statements of the Corporation and management’s discussion and analysis prior to filing with the regulatory authorities;

•	reviewing the quarterly interim financial statements of the Corporation and management’s discussion and analysis prior to filing with regulatory authorities;

•	reviewing periodic reports from the Chief Financial Officer;

•	reviewing applicable Canadian corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certification;

•	reviewing Audit Committee governance practices to ensure its terms of reference incorporate all regulatory requirements; and

•
reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the Consolidated Financial Statements of the Corporation as at December 31, 2008 and Management’s Discussion and Analysis. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such Financial Statements and Management’s Discussion and Analysis be approved and filed with Canadian regulatory authorities.

The Audit Committee reviews its charter on a yearly basis.  A copy of the Amended and Restated Audit Committee Charter adopted on August 7, 2008 is attached as an appendix to this Annual Report on Form 20-F (Annual Information Form).

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession.  The Compensation Committee has prepared terms of reference which include annual objectives against which to assess members of management including the President and Chief Executive Officer, reviewing and making recommendations to the Board of Directors with respect to employee and consultant compensation arrangements including stock options and management succession planning.  The Compensation Committee reviews its charter on a yearly basis.

The Compensation Committee met seven times in 2008.  Portions of meetings are conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer.  The members of the Committee during 2008, and currently, are Paul Macdonell  (Chair), Thomas Parker and Robert Boaz.  All the members of the Compensation Committee are independent pursuant to NI 52-110 and the listing standards of the NYSE Amex.  James Franklin was an ex officio member of the Compensation Committee from July 2007 to January 28, 2008.

As part of the Compensation Committee’s ongoing review of compensation of executive officers and directors of the Corporation, the Compensation Committee hired the consulting firm of 3XCD Inc. to conduct a review of the Corporation’s current compensation model and to recommend changes including the implementation of short term and long term incentives for executive officers and employees within the Corporation.

D. Employees.

As of March 18, 2009, the Corporation had 45 regular, full time employees.  Approximately, 24 employees are located at the Corporation’s offices in Littleton, Colorado and 21 employees are located at the Corporation’s offices in Casper, Wyoming.

Employment category	2008	2007	2006
Administration	16	15	-
Exploration	12	12	-
Engineering and field	18	11	-
Consulting and temporary	1	1	20
Total	47	39	20

Through much of 2006, the Corporation did not have any employees, however approximately 20 consultants and temporary employees were utilized during the year.

E. Share ownership.

The following table sets forth information concerning the beneficial ownership of the Corporation’s outstanding common shares by the executive officers and directors of the Corporation, and by all directors and executive officers as a group, as at March 18, 2009.

	Amount and Nature of Beneficial Ownership (1)
		Options Exercisable by	Percentage
Name	Shares	May 17, 2009	of Class (2)
W. William Boberg (3)	550,000	643,200	1.26%
Roger Smith	5,359	134,100	*
Harold Backer	0	432,400	*
Wayne Heili	5,000	146,600	*
Jeffrey T. Klenda (4)	777,225	843,200	1.71%
Paul G. Goss	0	121,600	*
Paul Macdonell (5)	20,000	221,600	*
James M. Franklin (6)	100,000	371,600	*
Robert Boaz	0	421,600	*
Thomas Parker	4,000	221,600	*
All Directors and
Executive Officers
as a group (10 Persons)	1,461,584	3,557,500	5.15%
*	Represents less than 1% of the Corporation’s outstanding shares.

(1)
For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.

(2)	Based on 93,893,607 shares outstanding as of March 18, 2009.
(3)	Includes 53,125 shares Mr. Boberg holds jointly with his spouse.
(4)	Includes 677,225 shares Mr. Klenda holds jointly with his spouse.
(5)	Does not include 20,000 shares held in Mr. Macdonell’s spouse's name. Mr. Macdonell disclaims beneficial ownership of such shares.
(6)	Mr. Franklin holds these shares jointly with his spouse.

Ur-Energy Inc. Stock Option Plan 2005

The Corporation adopted the Ur-Energy Inc. Stock Option Plan 2005, as amended (the “Option Plan”), in order to advance the interests of the Corporation by providing directors, officers, employees and consultants with a financial incentive tied to the long-term financial performance of the Corporation and continued service or employment with the Corporation.

A total of 10% of the Corporation’s issued and outstanding Common Shares are reserved for issuance pursuant to the Option Plan. As noted under the heading “Restricted Share Unit (RSU) Plan” the Board of Directors adopted an RSU Plan on February 5, 2009 and granted certain awards under the RSU Plan subject to shareholder approval at a meeting of shareholders to be held on April 28, 2009.  The numbers set forth in this paragraph assume the adoption of the RSU Plan and the award of those RSU grants.  As at March 18, 2009, this represented 9,324,300 Common Shares.  Of these, 8,264,356 (representing 8.8% of the currently outstanding Common Shares) are issuable upon the exercise of currently outstanding options and RSU grants and 1,059,944 Common Shares (representing 1.1% of the currently outstanding Common Shares) are available for future option or RSU grants. The number of shares reserved is subject to adjustment if the Common Shares are subdivided, consolidated, converted or reclassified or the number of Common Shares varies as a result of a stock dividend or an increase or a reduction in the share capital of the Corporation.  If the RSU Plan is adopted at the shareholder meeting to be held by the Corporation, 10% of the issued and outstanding shares will be allocated in the aggregate for the Option Plan and RSU Plan.  The Corporation expects going forward that approximately 80% of the shares will be allocated to the Option Plan and 20% to the RSU Plan.  See heading “Restricted Share Unit (RSU) Plan” for more details on the RSU Plan.

Under the Option Plan, options may be granted to all directors, officers, employees and consultants of the Corporation. The maximum number of Common Shares that may be reserved for issuance to any one person under the Option Plan is 5% of the number of Common Shares outstanding at the time of reservation.  The exercise price for Common Shares subject to an option is determined by the Board of Directors at the time of grant and may not be less than the market price of the Common Shares at the time the option is granted. Options are generally exercisable as to 10% immediately on the date of grant; with an additional 22% becoming exercisable four and one-half months after the date of grant; 22% becoming exercisable nine months after the date of grant; 22% thirteen and one-half months after the date of grant; and, the balance of 24% eighteen months after the date of grant, subject to the right of the Board of Directors to determine at the time of a particular grant that such options will become exercisable on different dates. An option may be for a term of up to five years and may not be assigned.

Options granted under the Option Plan are subject to early termination under certain circumstances, including (i) one year after the death of the option holder, (ii) three months after the option holder’s resignation or dismissal without cause as an employee, or (iii) immediately upon the option holder’s dismissal for cause as an employee. In each case, only options exercisable at the time of the event which gave rise to such early termination may be exercised by the option holder during such period.  The Option Plan also provides that on a change of control all options under the Option Plan vest immediately and are immediately exercisable.  On November 8, 2007, the Board amended the Option Plan to allow the CEO the ability to grant options for up to an aggregate 100,000 Common Shares between Board meetings to non-executive employees and consultants.  All such grants must be reported to the Board at the next meeting.  This amendment did not require shareholder approval.

The Option Plan and the terms of any outstanding option may be amended at any time by the Board of Directors subject to any required regulatory or shareholder approvals, provided that where such an amendment would prejudice the rights of an option holder under any outstanding option, the consent of the option holder is required to be obtained.

Restricted Share Unit (RSU) Plan

The Board of Directors adopted the RSU Plan on February 5, 2009 upon the approval of the Toronto Stock Exchange but subject to shareholder approval at the Corporation’s meeting of shareholders to be held on April 28, 2009.  The Corporation adopted the RSU Plan as part of the Corporation’s overall stock-based compensation plan.  The RSU Plan allows participants to earn actual common shares of the Corporation over time, rather than options that give participants the right to purchase stock at a set price.

The Corporation continues to have the Option Plan, more fully described under the heading “Ur-Energy Inc. Stock Option Plan 2005”.  Combined the Option Plan and, if approved, the RSU Plan will provide that the maximum number of Common Shares available for issuance in the aggregate under both plans is equal to 10% of the number of Common Shares outstanding at the time of grant.  The Corporation on a going forward basis expects to allocate approximately 80% of the number of Common Shares eligible for grant to the Option Plan, currently, 7,459,440 shares and approximately 20% of the number of Common Shares eligible for grant to the RSU Plan, currently, 1,864,860 shares.

The rules of the Toronto Stock Exchange provide that an issuer must have approved by its securityholders every three years after the institution of a plan which does not have a fixed maximum number of securities issuable thereunder, which is the case of the combined Option Plan and RSU Plan of the Corporation, which provides that the maximum number of Common Shares available for issuance in the aggregate under both plans is equal to 10% of the number of Common Shares outstanding at the time of grant.  The RSU Plan will need to be approved by shareholders at a meeting of shareholders by 2012.

The RSU Plan is a plan which includes directors, executive officers and employees of the Corporation.  The Board of Directors has appointed the Compensation Committee to approve which persons are entitled to participate in the RSU Plan and the number of RSUs to be awarded to each participant.  RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan.  Each RSU awarded conditionally entitles the participant to the delivery of one common share (or cash in lieu of such share) upon attainment of the RSU vesting period.  RSUs awarded to participants vest in accordance with the terms of the RSU Plan.  All RSUs awarded vest over a two year period, 50% of the RSUs awarded to each participant vesting on the first anniversary of the date of grant and 50% vesting on the second anniversary of the date of grant.  On voluntary termination of employment, or resignation of a director from the Board of Directors, all unvested RSUs are forfeited. Additional details of the RSU Plan are outlined below and a copy of the full RSU Plan is attached to the Corporation’s Proxy Management Circular filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov:

• the RSU Plan provides for the Corporation to redeem Restricted Share Units for cash or Common Shares from treasury to satisfy all or any portion of the RSU awards;

• the maximum number of Common Shares available for issuance under both the RSU Plan and the Option Plan is 10% of the issued and outstanding shares and remains at the same level as currently been approved (i.e. there will be NO increase in the maximum number of Common Shares available for issuance under the Option Plan and RSU Plan)

• in the event of a Change of Control (as defined in the RSU Plan) the Corporation shall redeem 100% of the Restricted Share Units granted to participants

• in the event of an involuntary termination of an employee of the Corporation, other than for cause, or a director who is not re-elected the Corporation shall redeem the Restricted Share Units for cash

In February 2009, the Corporation awarded a total of 1,017,828 RSUs to approximately 49 directors, executive officers and employees, however, all RSU awards are subject to the approval of the RSU Plan by shareholders.  In the event that shareholders do not approve the RSU Plan, such grants will cease to exist.

The Board of Directors is of the view that it is in the best interests of the Corporation to adopt the RSU Plan, which will continue to enable the Board of Directors to grant options to directors, officers, employees or consultants of the Corporation and its subsidiaries as a means of attracting highly qualified directors, executive officers and employees who will be motivated towards the success of the Corporation and to encourage share ownership in the Corporation by directors, executive officers and employees who work on behalf of the Corporation.  In addition, the RSU Plan also will assist in providing directors and executive officers with equity ownership in the Corporation which will align their interests with those of the shareholders.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

As of March 18, 2008, to the knowledge of the directors and senior officers of the Corporation, the following persons beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the Common Shares:

Name of Holder	Number of Common Shares of the Corporation	Percentage of Issued and Outstanding Common Shares of the Corporation
BlackRock, Inc (1).	11,326,450 Common Shares	12.1%
FMR LLC (2)	7,827,700 common shares	8.3%

(1) On behalf of its investment advisory subsidiaries: BlackRock Investment Management, LLC,  BlackRock (Channel Islands) Ltd., and BlackRock Investment Management UK Ltd.  As reported by BlackRock, Inc. on Form 13G dated January 13, 2009 filed with the SEC.

(2) On behalf of Fidelity Canada Disciplined Equity Fund, Pyramis Global Advisors, LLC, Edward C. Johnson 3d and the members of the family of Edward C. Johnson 3d.  As reported by FMR LLC on Form 13G dated February 12, 2009 filed with the SEC.

As of October 30, 2008, there were 20 registered holders of Ur-Energy’s 93,243,607 outstanding common shares, of which 34,425,481 were held in the United States

The Corporation is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Corporation.  To the knowledge of the Corporation, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

B. Related party transactions.

Other than employment agreements with executive officers, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Corporation is not aware of any related party transactions occurring or being made, or any loans made by the Corporation or any of its subsidiaries to related parties, since January 1, 2008.

Not applicable.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

See Item 17.

Item 9. The Offer and Listing.

A. Offer and listing details.

Ur-Energy’s common shares are listed and traded in Canada on the TSX since November 29, 2005 and in the United States on the NYSE Amex since July 24, 2008.  The following table sets forth the price range per share and trading volume for the common shares:

TSX (C$)

	Common Shares
	Average Daily Volume	High	Low

2005(Nov. 29 to Dec 31)	887,164	1.14	0.78
2006	742,382	4.70	0.95
2007	778,284	5.45	2.17
2008	476,618	3.60	0.34

2007
First Quarter	811,247	5.45	3.69
Second Quarter	983,906	5.20	3.85
Third Quarter	616,945	4.69	2.17
Fourth Quarter	506,281	4.31	2.81

2008
First Quarter	518,629	3.60	1.76
Second Quarter	375,258	2.41	1.37
Third Quarter	303,468	2.42	0.57
Fourth Quarter	711,392	0.79	0.34

2008
September	455,086	1.59	0.57
October	1,013,605	0.69	0.34
November	656,220	0.79	0.43
December	447,333	0.73	0.48

2009
January	339,038	0.93	0.70
February	175,511	0.76	0.61
March 1 to 18	118,392	0.71	0.61

NYSE Amex (US$)

	Common Shares
	Average Daily Volume	High	Low

2008 (July 25 to Dec 31)	173,018	1.96	0.28

2008
Third Quarter (July 25 to Sept 30)	95,479	1.96	0.55
Fourth Quarter	229,961	0.75	0.28

2008
September	158,776	1.43	0.55
October	337,983	0.65	0.28
November	212,574	0.75	0.35
December	132,045	0.59	0.38

2009
January	111,835	0.77	0.56
February	102,589	0.60	0.49
March 1 to 18	67,423	0.56	0.46

On March 18, 2009, the closing price of the Common Shares was $0.63 on the TSX and US$0.50 on the NYSE Amex.  The registrar and transfer agent for the Common Shares is Equity Transfer & Trust Corporation, Toronto, Ontario and the co-registrar and transfer agent is Registrar and Transfer Corporation, New York, New York.

B. Plan of distribution.

Not applicable.

C. Markets.

The Corporation’s common shares are listed on the TSX under the symbol "URE" and on the NYSE Amex under the symbol "URG".

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The Corporation’s articles of continuance do not place any restrictions on the Corporation’s objects and purposes.  The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of Class A Preference Shares.  As of March 18, 2009, 93,893,607 common shares are issued and outstanding and no preferred shares are issued and outstanding.  The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Corporation.  The holders of common shares are also entitled to dividends, if and when declared by the directors of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation. The Corporation's common shares do not have pre-emptive rights to purchase additional shares.

The Corporation’s Class A Preference Shares are issuable by the directors in one or more series and the directors have the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.  The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future.  The Class A Preference Shares, may, at the discretion of the Board of Directors, be entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

Certain Powers of Directors

The Canada Business Corporations Act  (the "CBCA") requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the CBCA; or (c) one with an affiliate. However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the CBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Corporation. The CBCA requires the directors to submit any such amendment or repeal to the Corporation’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Directors' Share Ownership

In December 2008, the Compensation Committee reviewed the director compensation and recommended changes to the director compensation scheme which was adopted by the Compensation Committee and the Board of Directors in January 2009.  Each non-management director will receive a base retainer in cash of US$18,000 and will be eligible to receive grants of options and RSU awards at the discretion of the Board of Directors.  In addition, the Compensation Committee and Board of Directors adopted a resolution requiring mandatory ownership of the non-management directors to encourage the alignment of interests between the Corporation and its shareholders.  Non-management directors are required to invest an amount equal to the non-management director’s annual retainer in shares or securities exercisable into shares on or before the latest of (i) December 31, 2013, or (ii) the fifth anniversary of the non-management director’s election or appointment.  The retainer amount will be calculated using the amount of the annual retainer at the latest of (i) January 1, 2009, or (ii) the date of the non-management director’s election or appointment.

See “Item 6.B – Compensation – Compensation of Directors”.

Meetings of Shareholders

The CBCA requires the Corporation to call an annual shareholders' meeting within 15 months after holding the last preceding annual meeting but not later than six months after the end of the Corporation’s preceding financial year and permits the Corporation to call a special shareholders' meeting at any time. In addition, in accordance with the CBCA, the holders of not less than 5% of the Corporation’s shares carrying the right to vote at a meeting sought to be held may requisition the Corporation’s directors to call a special shareholders' meeting for the purposes stated in the requisition. The Corporation is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 60 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities and the SEC. The Corporation's by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Corporation's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Corporation's auditors, are entitled to be admitted to the Corporation's annual and special shareholders' meetings.

Disclosure of Share Ownership

The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

The Securities Act (Ontario) also provides that a person or company that acquires (whether or not by way of a take-over bid, issuer bid or offer to acquire) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a "material change" to the contents of the news release and report previously issued and filed.

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C. Material contracts.

The only contract entered into by the Corporation for each of the fiscal years ending December 31, 2007 and 2008 which was material and entered into outside the ordinary course of business:

1.
Underwriting Agreement dated April 23, 2007 between the Corporation, GMP Securities L.P., Raymond James Ltd., Cormark Securities Ltd. and Canaccord Capital Corporation (collectively, the “Underwriters”).  Pursuant to the Underwriting Agreement, the Underwriters offered to purchase from the Corporation, and the Corporation agreed to issue and sell to the Underwriters, 17,431,000 common shares of the Corporation.  The associated bought deal financing was completed on May 10, 2007.

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See “Taxation.”  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares. The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  Certain Government of Canada uranium policies may be material in respect of such a review.

An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5 million or more.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2009 was any amount in excess of $312 million.  Amendments to the Investment Canada Act are expected to come into force in the course of 2009 that will change the financial threshold that will trigger a review.  These amendments will make an acquisition of control reviewable if the enterprise value (which term is to be defined in regulations not yet in force) of the Corporation exceeds $5 million (in respect of a non-WTO Investor transaction) or $600 million (in respect of a WTO Investor transaction), as the case may be (which amount will increase in subsequent years).

A non-Canadian would acquire control of the Corporation for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of the common shares.

A completed or proposed acquisition of common shares of the Corporation (whether or not control is acquired) may also be reviewable if the Minister of Industry, after consultation with the Minister of Public Safety and Emergency Preparedness, considers that the investment could be injurious to national security and the Canadian federal cabinet makes an order for the review of the investment.  Furthermore, to the extent that the investor has not implemented the proposed acquisition of common shares of the Corporation and the Minister of Industry has reasonable grounds to believe that the investment could be injurious to national security, the investor may not implement the acquisition without clearance if the minister sends a notice to the investor that an order for the review of the investment may be made.

Certain transactions relating to the common shares may be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of the common shares, remained unchanged.

E. Taxation.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to the holding and disposition of common shares in the capital of the Corporation by a person who is a resident of the United States (and not resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”)), who is entitled to the benefit of the Treaty, who holds common shares solely as capital property and does not use or hold a common share in carrying on business in Canada(a “US Holder”).  Generally the common shares will be considered to be capital property to a US Holder provided the holder does not hold the common shares in the course of carrying on a business of trading in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  Special rules, which are not discussed herein, may apply to a holder of common shares who is a non-resident insurer which carries on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), the Treaty, all specific proposals to amend the Tax Act, the Regulations and the Treaty publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and the administrative practices and assessing policies of the of Canada Revenue Agency published in writing by it prior to the date hereof.

This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposals, does not take into account or anticipate any changes in the law or practice, whether by judicial, governmental, or legislative decision or action, nor does it take into account any provincial, territorial or foreign (including without limitation, any US) tax law or treaty, which may differ significantly from those discussed herein. It is assumed that all Proposals will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects. Each US Holder is advised to obtain tax and legal advice applicable to such US Holder’s particular circumstances.

Dividends
Dividends on common shares paid or credited by the Corporation to a US Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. In general, the Treaty reduces the rate of withholding with respect to dividends paid to a US Holder to 15% of the gross amount of the dividend.  If the US Holder is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, the rate of withholding tax is reduced to 5% under the Treaty.  Further, under the Treaty dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from tax in the United States, are generally exempt from Canadian withholding tax.  The Corporation is required to withhold the applicable tax from the dividend payable to the US Holder, and to remit the tax to the Receiver General of Canada for the account of the US Holder.

Disposition of Common Shares
A US Holder will not be subject to tax under the Tax Act on any capital gain realized on an actual or deemed disposition of a common share, provided the common shares are not “taxable Canadian property” to the US Holder.  The common shares will not be taxable Canadian property to a US Holder with respect to a particular disposition unless at any time in the 60 month period preceding the disposition the US Holder, persons with whom the US Holder does not deal at arm’s length or the US Holder together with such persons owned 25% or more of the common shares (or any other class or series of shares of the Corporation).  Further, the Treaty may exempt a US Holder from tax imposed under the Tax Act on capital gains arising on the disposition of common shares.

United States Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of the Corporation’s common shares offered hereunder.  It addresses only U.S. Holders that hold the Corporation’s common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes).  The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, U.S. Holders that own stock constituting 10% or more of the Corporation’s voting power (whether such stock is directly, indirectly or constructively owned), regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding the Corporation’s common shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired the Corporation’s common shares in a compensation transaction.  In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds the Corporation’s common shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of the Corporation’s common shares that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partner’s and the partnership’s status and the activities of such partnership.  Partnerships that are beneficial owners of the Corporation’s common shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the ownership and disposition of the Corporation’s common shares.

This summary is of a general nature only.  It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder.  U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Ownership and Disposition of the Corporation’s Common Shares

Distributions.  Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” and under “Certain United States Federal Income Tax Considerations – Controlled Foreign Corporations,” distributions made with respect to the Corporation’s common shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the Corporation’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  So long as the Corporation is not a passive foreign investment company (see discussion under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company” below), the Corporation is expected to be eligible for the benefits of a comprehensive income tax treaty with the U.S., so that dividends paid by the Corporation to non-corporate U.S. Holders are generally expected to be eligible for the reduced rate of U.S. federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2011.  Note, however, that if the Corporation is a PFIC, for the taxable year during which the Corporation pays a dividend or for the preceding year, the reduced rates described in the preceding sentence will not apply.  A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

Distributions in excess of the Corporation’s current and accumulated earnings and profits, if made with respect to the Corporation’s common shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such common shares, and thereafter as capital gain.

If any dividends are paid in Canadian dollars, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars.  If any Canadian dollars actually or constructively received by a U.S. Holder are later converted into U.S. dollars, such U.S. Holder may recognize gain or loss on the conversion, which will be treated as ordinary gain or loss.  Such gain or loss generally will be treated as gain or loss from sources within the U.S. for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct or claim a credit for Canadian withholding taxes, subject to applicable limitations in the Code.  Dividends paid on the Corporation’s common shares will be treated as income from sources outside the U.S. and generally will be “passive category income” for U.S. foreign tax credit limitation purposes.  The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations.  U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Dispositions.  Subject to the discussion below under “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” and “Certain United States Federal Income Tax Considerations – Controlled Foreign Corporations,” upon the sale, exchange or other taxable disposition of the Corporation’s common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such common shares.  Capital gain or loss recognized upon a sale, exchange or other taxable disposition of the Corporation’s common shares will generally be long-term capital gain or loss if the U.S. Holder’s holding period with respect to such common shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition.  The deductibility of capital loss is subject to limitations.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax rules generally apply to a U.S. person that owns or disposes of stock in a non-U.S. corporation that is treated as a passive foreign investment company (a “PFIC”).  In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income.  For these purposes, passive income generally includes dividends, interest, certain rents and royalties, and the excess of gains over losses from certain commodities transactions, including transaction involving oil and gas.  However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) such gains or losses are derived by a non-U.S. corporation in the active conduct of a commodity business, and (ii) “substantially all” of such corporation’s business is as an active producer, processor, merchant or handler of commodities of like kind (the “active commodities business exclusion”).

The Corporation has not made a determination as to its PFIC status for the current or any past taxable years.  PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  Thus, there can be no assurance that the Corporation is not a PFIC for the current taxable year, has not been for any past taxable years or will not be a PFIC for any future taxable years.

The following U.S. federal income tax consequences generally will apply to a U.S. Holder of the Corporation’s common shares if the Corporation is treated as a PFIC:

Distributions.  Distributions made by the Corporation with respect to its common shares, to the extent such distributions are treated as “excess distributions” pursuant to Section 1291 of the Code, must be allocated ratably to each day of the U.S. Holder’s holding period for such common shares.  The amounts allocated to the taxable year during which the distribution is made, and to any taxable years in such U.S. Holder’s holding period which are prior to the first taxable year in which the Corporation is treated as a PFIC, are included in such U.S. Holder’s gross income as ordinary income for the taxable year of the distribution.  The amount allocated to each other taxable year is taxed as ordinary income in the taxable year of the distribution at the highest tax rate in effect for the U.S. Holder in that other taxable year and is subject to an interest charge at the rate applicable to underpayments of tax.  Any distribution made by the Corporation that does not constitute an excess distribution would be treated in the manner described under “Certain United States Federal Income Tax Considerations — Ownership and Disposition of the Corporation’s Common Shares — Distributions,” above.

Dispositions.  The entire amount of any gain realized upon the U.S. Holder’s disposition of the Corporation’s common shares generally will be treated as an excess distribution made in the taxable year during which such disposition occurs, with the consequences described above.

Elections.  In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to, and timely makes, a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC.

U.S. Holders should consult their own tax advisors as to the tax consequences of owning and disposing of stock in a PFIC, including the availability of any elections that may mitigate the adverse U.S. federal income tax consequences of holding stock of a PFIC.

Certain Controlled Foreign Corporation Rules

If more than 50% of the total voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the Corporation’s outstanding shares (each a “10% Shareholder”), the Corporation could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The Corporation’s classification as a CFC would effect many complex results, including that under Section 1248 of the Code, gain from the disposition of the Corporation’s common stock by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the disposition will be treated as a dividend to the extent of the Corporation’s earnings and profits attributable to the common shares sold or exchanged.

If the Corporation is classified as both a PFIC and a CFC, the Corporation generally will not be treated as a PFIC with respect to 10% Shareholders.

The Corporation has made no determination as to whether it currently meets or has met the definition of a CFC, and there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a U.S. Holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on the distributions made with respect to the Corporation’s common shares or proceeds received on the disposition of the Corporation’s common shares.  Backup withholding tax is not an additional tax.  A U.S. Holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner.  U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP

AND DISPOSITION OF the Corporation’s COMMON SHARES.  U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

Public documents are available for inspection at the Corporation’s head offices located at 10758 W. Centennial Road, Suite 200, Littleton, Colorado 80127, and, for certain documents, on the Internet at www.sedar.com and at www.sec.gov.

The Corporation is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, to the extent required of Canadian companies, files periodic reports and other information with the SEC. All such reports and information may be read and copied at the public reference facilities listed below. The Corporation intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this Annual Report on Form 20-F (Annual Information Form) about the contents of contracts or other documents are not necessarily complete and shareholders are referred to the copy of such contracts or other documents filed as exhibits to this annual report.

The Corporation’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the SEC in Judiciary Plaza, Room 1580, 100 F Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available on the SEC’s website at www.sec.gov.

The Corporation will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian company, the Corporation is exempt from the Exchange Act rules regarding the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Corporation is engaged in the acquisition and development of uranium projects and related activities including exploration, evaluation, development, engineering, permitting, and the preparation of related economical analysis. The value of the Corporation’s properties is related to uranium price and changes in the price of uranium could affect its ability to generate revenue from its portfolio of uranium projects.

Uranium prices may fluctuate widely from time to time and are affected by numerous factors, including the following: expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic circumstances and governmental policies, including those with respect to uranium production and nuclear energy. The demand for, and supply of, uranium affect uranium prices, but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of uranium consists of a combination of new mine production and existing stocks of uranium held by governments, and public and private organizations. The demand for uranium is primarily derived from nuclear energy production. Uranium cannot be readily sold in commodities markets and its market value cannot be predicted for any particular time.

Because the Corporation has several exploration operations in North America and Canada, it is subject to foreign currency fluctuations. The Corporation holds financial assets and liabilities in Canadian and US dollars.  The Corporation does not engage in currency hedging to offset any risk of currency fluctuations.

As of December 31, 2008, the company had neither debt outstanding, nor any investment in debt instruments other than highly liquid short-term investments.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

As of December 31, 2008, the Corporation carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based on this evaluation, the Corporation’s principal executive officer and principal financial officer have concluded that as of December 31, 2008, the Corporation’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the Corporation’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and accumulated and communicated to the Corporation’s management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

This Annual Report on Form 20-F (Annual Information Form) does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F (Annual Information Form), no changes occurred in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Item 15T. Controls and Procedures.

Not Applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The Audit Committee has determined that Robert Boaz is the Corporation’s “audit committee financial expert,” as defined in the rules promulgated by the SEC.

See “Item 6.B – Board Practices – Audit Committee” for more detailed information on the responsibilities and activities of the Audit Committee.

For biographical information on each member of the Audit Committee, see “Item 6 – Directors, Senior Management and Employees.”

Item 16B. Code of Ethics.

The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on August 9, 2007 and amended and restated the Code on January 29, 2008 in advance of filing its registration statement on Form 40-F with the SEC. The Corporation further amended the Code on August 7, 2008.  All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.  The Corporate Governance and Nominating Committee oversees the implementation of the Code and compliance with various regulatory requirements.  The Code is available at the Corporation’s website at www.ur-energy.com.

Item 16C. Principal Accountant Fees and Services.

Audit Fees

Audit fees of $90,000 related to the audit of the consolidated financial statements for the period from January 1, 2008 to December 31, 2008 were paid in 2009 and audit fees of $75,000 for the period from January 1, 2007 to December 31, 2007 were paid in 2008.

Audit-Related Fees

Audit-related fees of $82,300 were billed for services relating to the period January 1, 2008 to December 31, 2008, of which $69,700 was paid in 2009.  Audit-related fees of $168,135 were billed for services rendered for the fiscal year ended December 31, 2007. These fees were for services in connection with financing activities, quarterly reviews of the consolidated financial statements and work in connection with the Corporation’s initial SEC filings and related American Stock Exchange listing application.

Tax Fees

Fees for the preparation of the annual tax returns and other related tax services of $18,760 and $37,221 were accrued and paid in the years ended December 31, 2008 and 2007, respectively.

All Other Fees

There were other consulting fees of $97,152 incurred for the fiscal year ended December 31, 2008 that were paid in 2009.  There were no such fees incurred for the fiscal year ended December 31, 2007.

All the above fees were pre-approved by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has instituted a policy to pre-approve audit and non-audit services.  The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services.  The Audit Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditor.

When engaging the external auditor for permissible non-audit services (audit-related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Ur-Energy did not make any purchases of equity securities since January 1, 2008.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

NYSE Amex Corporate Governance Matters

The Corporation’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of the foreign issuer’s country of domicile in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A Corporation seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

•
Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding common shares. In addition, a Corporation listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Corporation’s quorum requirement as set forth in its bylaws is 10% of the issued and outstanding common shares entitled to vote at a meeting of shareholders whether present in person or represented by proxy.

•
Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

•
Shareholder Approval Requirement: The Corporation will follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length.  Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home country law.

PART III

Item 17. Financial Statements.

See the attached financial statements.

A. Consolidated Statements and Other Financial Information.

B. Significant Changes.

None.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

The list of exhibits is included following the signature page hereto.

Ur-Energy Inc.
(a Development Stage Company)

Audited Consolidated Financial Statements

December 31, 2008

(expressed in Canadian dollars)

Auditors’ Report
To the Shareholders of Ur-Energy Inc.

We have audited the consolidated balance sheets of Ur-Energy Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the three year then ended December 31, 2008, 2007 and 2006 and the cumulative period from March 22, 2004 to December 31, 2008 .. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 and the cumulative period from March 22, 2004 to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31, 2008		December 31, 2007
	$		$
			(as restated – see Note 2)

Assets

Current assets
Cash and cash equivalents (note 12)		25,799,735	26,312,757
Short-term investments		39,174,200	49,999,021
Marketable securities		7,500	37,000
Amounts receivable		132,710	876,374
Prepaid expenses		77,777	61,488

		65,191,922	77,286,640

Bonding and other deposits (note 3)		2,578,825	1,508,576
Mineral properties (note 4)		31,808,821	31,232,372
Capital assets (note 5)		1,631,304	903,734
Construction in progress (note 6)		323,093	-

		36,342,043	33,644,682

		101,533,965	110,931,322

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities		2,265,058	1,432,624

Future income tax liability (note 7)		478,000	478,000
Asset retirement obligation (note 8)		513,576	181,672

		3,256,634	2,092,296

Shareholders’ equity (note 9)
Capital stock		144,396,460	141,623,534
Contributed surplus		12,721,559	8,202,595
Deficit		(58,840,688)	(40,987,103)

		98,277,331	108,839,026

		101,533,965	110,931,322

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda Director	(signed) /s/ Thomas Parker Director

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative From March 22, 2004 to December 31, 2008
	$	$	$	$
		(as restated – see Note 2)	(as restated – see Note 2)	(as restated – see Note 2)

Expenses
General and administrative	6,904,564	7,305,315	5,540,691	21,923,049
Exploration and evaluation	9,922,798	15,654,041	6,821,291	39,782,553
Development expense	8,854,536	-	-	8,854,536
Write-off of mineral properties	285,813	-	33,832	319,645

	(25,967,711)	(22,959,356)	(12,395,814)	(70,879,783)

Interest income	2,494,445	2,816,398	629,724	6,078,439
Foreign exchange gain (loss)	5,656,319	(806,420)	(177,141)	5,568,239
Other income (loss)	(36,638)	-	-	(36,638)

	8,114,126	2,009,978	452,583	11,610,040

Loss before income taxes	(17,853,585)	(20,949,378)	(11,943,231)	(59,269,743)

Recovery of future income taxes (note 10)	-	429,055	-	429,055

Net loss and comprehensive loss for the period	(17,853,585)	(20,520,323)	(11,943,231)	(58,840,688)

Deficit - Beginning of period
As previously reported	(13,080,150)	(6,018,383)	(957,857)	-
Change in policy for accounting for exploration and development costs (note 2)	(27,906,953)	(14,448,397)	(7,565,692)	-

As restated	(40,987,103)	(20,466,780)	(8,523,549)	-

Deficit - End of period	(58,840,688)	(40,987,103)	(20,466,780)	(58,840,688)

Loss per common share, basic and diluted	(0.19)	(0.24)	(0.20)

Weighted average number of shares outstanding,
basic and diluted	92,996,339	85,564,480	59,463,626

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative From March 22, 2004 to December 31, 2008
	$	$	$	$
		(as restated – see Note 2)	(as restated – see Note 2)	(as restated – see Note 2)

Cash provided by (used in)

Operating activities
Net loss for the period	(17,853,585)	(20,520,323)	(11,943,231)	(58,840,688)
Items not affecting cash:
Stock based compensation	4,567,206	6,138,922	3,505,517	14,762,197
Amortization of capital assets	515,138	76,069	34,857	626,064
Provision for reclamation	331,904	181,672	-	513,576
Write-off of mineral properties	285,813	-	33,832	319,645
Foreign exchange gain	-	(1,176,340)	(178,749)	(2,297,981)
Gain on sale of assets	(5,361)	-	-	(5,361)
Non-cash exploration costs (credits)	-	(87,389)	146,470	2,726,280
Other loss (income)	51,998	(37,000)	-	14,998
Future income taxes	-	(429,055)	-	(429,055)
Change in non-cash working capital items:
Amounts receivable	743,664	(795,998)	70,706	(132,710)
Prepaid expenses	(16,289)	86,755	(49,543)	(77,777)
Accounts payable and accrued liabilities	832,434	796,375	277,125	2,265,058

	(10,547,078)	(15,766,312)	(8,103,016)	(40,555,754)

Investing activities
Mineral properties	(874,762)	(1,400,202)	(787,529)	(10,460,812)
Construction in progress	(323,093)	-	-	(323,093)
Purchase of short- term investments	(65,828,987)	(49,999,021)	(3,000,000)	(128,658,008)
Sale of short-term investments	76,643,808	-	12,840,000	89,483,808
Increase in bonding and other deposits	(1,070,249)	(1,342,425)	(46,053)	(2,578,825)
Proceeds from sale of assets	26,344	-	-	26,344
Purchase of capital assets	(1,263,691)	(784,895)	(187,173)	(2,235,759)

	7,309,370	(53,526,543)	8,819,245	(54,746,345)

Financing Activities
Issuance of common shares and warrants	2,750,000	77,744,735	20,351,499	122,668,053
Share issue costs	(115,314)	(246,119)	(288,800)	(2,569,025)
Proceeds from exercise of warrants, compensation options and stock options	90,000	1,334,547	12,733,749	18,567,931
Payment of New Frontiers obligation	-	(11,955,375)	(5,609,750)	(17,565,125)

	2,724,686	66,877,788	27,186,698	121,101,834

Net change in cash and cash equivalents	(513,022)	(2,415,067)	27,902,927	25,799,735

Cash and cash equivalents - Beginning of period	26,312,757	28,727,824	824,897	-

Cash and cash equivalents- End of period	25,799,735	26,312,757	28,727,824	25,799,735

The accompanying notes are an integral part of these consolidated financial statements

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  The Company has not determined whether the properties contain mineral reserves.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.  The Company is currently in the process of permitting its Lost Creek property.  As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 compliant resource are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporation Act on August 7, 2006.  These financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates management makes in the preparation of these financial statements relate to potential impairment in the carrying value of the Company’s mineral properties and the fair value of stock based compensation.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are investments in guaranteed investment certificates, certificates of deposit and money market accounts which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments are comprised of guaranteed investment certificates and certificates of deposit which have a term to maturity at the time of purchase in excess of ninety days and less than one year.  These investments are readily convertible into cash.

Bonding deposits

Bonding deposits are provided to support reclamation obligations on United States properties.  Deposit amounts are invested in certificates of deposit held at United States financial institutions.

Mineral properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon estimated recoverable resource of the mineral property.  If properties are abandoned or sold, they are written off. If properties are considered to be impaired in value, the costs of the properties are written down to their estimated fair value at that time.

Exploration accounting policy change

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  Balance sheet amounts as at December 31, 2007 were restated as follows: deferred exploration expenditures were reduced by $26.4 million, future income taxes liabilities were reduced by $0.7 million, share capital increased by $2.2 million and the accumulated deficit increased by $27.9 million.  The comparative operating results for the year ended December 31, 2007 and 2006 were also restated as follows:  expenses increased by $11.4 million and $6.4 million, recovery of future income taxes decreased by $2.1 million and $0.5 million, net loss increased by $13.5 million and $6.9 million, and loss per common share increased by $0.16 and $0.11, respectively.  The cumulative operating results for the period from March 22, 2004 to December 31, 2007 were restated as follows:  expenses increased by $24.9 million, recovery of future income taxes decreased by $3.0 million, and net loss increased by $27.9 million.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

Capital assets and construction in progress

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:  computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30%, and field equipment at 30%.

Financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance mineral property acquisitions or construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, recoverable indicated resources and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is determined using discounted future cash flows or other measures of fair value. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  Accretion charges to the asset retirement obligation are charged to the related exploration or development project.

Stock-based compensation

All stock-based compensation payments made to employees and non-employees are accounted for in the financial statements. Stock-based compensation cost is measured at the grant date based on the fair value of the reward and is recognized over the related service period.  Stock-based compensation cost is charged to general and administrative expense, or exploration, evaluation and development projects on the same bases as other compensation costs.

Flow-through shares

The Company has financed a portion of its Canadian exploration and development activities through the issuance of flow-through shares.  Under the terms of the flow-through share agreements, the tax benefits of the related expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Expenses are translated at exchange rates in effect at the date the transaction is entered into.  Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.  The Company provides a valuation allowance on net future tax assets unless it is more likely than not that such assets will be realized.

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period.  The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

Classification of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable and accrued liabilities.  The Company has made the following classifications for these financial instruments:

•	Cash and cash equivalents are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations
•
Short term investments are classified as “held-to-maturity” and carried at cost plus accrued interest using the effective interest rate method, with interest income and exchange gains and losses included in operations

•	Marketable securities are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations
•
Amounts receivable, bonding and other deposits are classified as “Loans and receivables” and are recorded at amortized cost.  Interest income is recorded using the effective interest rate method and is included in income for the period.

•	Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost

Adoption of new accounting pronouncements

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

•	Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed (see Note 12. The new presentation standard carries forward the former presentation requirements.
•	Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives; policies and processes for managing its capital structure (see Note 15).
•
Section 1400, General Standards on Financial Statement Presentation.  This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern.  The adoption of this standard had no impact on the Company’s disclosures in these financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

Future accounting pronouncements

Sections 3064 – Goodwill and Intangible Assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning January 1, 2009.  The Company does not expect the adoption of these changes to have a material impact on its consolidated financial statements.

Convergence with International Financial Reporting Standards

In January 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan calling for the evolution and convergence of Canadian GAAP with IFRS, after a specified transition period, by publically accountable enterprises in Canada. The AcSB has more recently confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP standards and interpretations entities like the Company. As a result, the Company will be required to prepare its consolidated financial statements in accordance with IFRS for interim and annual financial statements beginning January 1, 2011. The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently developing an implementation plan and assessing the impacts of the conversion on the consolidated financial statements and disclosures of the Company.

Sections 1582, 1601 & 1602 – Business combinations, consolidated financial statements and non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to IFRS 3, Business Combinations (January 2008) and IAS 27, Consolidated and Separate Financial Statements (January 2008). CICA 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual report reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on/after January 1, 2011.

3.	Bonding and other deposits

Bonding and other deposits include $2,556,815 (December 31, 2007 – $1,397,607) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Once the reclamation is complete, the bonding deposits will be returned to the Company.

4.	Mineral properties

	Canada	USA		Total
	Canadian Properties	Lost Creek/ Lost Soldier	Other US Properties
Mineral properties:	$	$	$	$

Balance December 31, 2006	251,219	25,450,803	4,950,383	30,652,405

Acquisition costs	243,000	0	703,918	946,918
Staking and claim costs	41,351	226,028	936,950	1,204,329
Interest capitalized	-	407,951	36,925	444,876
Reduction in interest capitalized	-	(1,848,815)	(167,341)	(2,016,156)

Balance December 31, 2007	535,570	24,235,967	6,460,835	31,232,372

Acquisition costs	-	3,593	(11,341)	(7,748)
Staking and claim costs	80,944	75,777	587,640	744,361
Labor costs	-	1,375	69,826	71,201
Outside service costs	646	-	4,298	4,944
Other costs	-	4	49,500	49,504
Write-off	-	-	(285,813)	(285,813)

Balance December 31, 2008	617,160	24,316,716	6,874,945	31,808,821

Canada

The Company's Canadian properties include Screech Lake, which is located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.

United States

Lost Creek and Lost Soldier

On June 30, 2005, the Company entered into definitive agreements with New Frontiers Uranium LLC, a Colorado limited liability company (the “New Frontiers LOI”) to acquire certain Wyoming properties (the “New Frontiers Agreements”).  Under the terms of the New Frontiers Agreements, the Company acquired a 100% interest in NFU Wyoming LLC which holds the majority of the Company's Wyoming properties, including the Lost Creek and Lost Soldier projects, for total consideration of $24,515,832 (US$20,000,000).  A royalty on future production of 1.67% is in place with respect to 20 claims comprising a portion of the Lost Creek project claims.

Other US Properties

The Company’s other US properties include EN, RS, and Bootheel and Buck Point, which are located in Wyoming.

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target").  Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC.  The projects cover an area of known uranium occurrences in Albany County, Wyoming in the Shirley Basin.  The Bootheel and Buck Point properties contributed by the Company are comprised of certain mining claims and two state leases. The Company will make any data covering its Bootheel and Buck Point properties, and certain other data, available to the venture with Target.  Target will contribute US$3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in The Bootheel Project, LLC.  Minimum exploration expenditures of US$750,000 are required in each year during the four year earn-in period. Target is the operator of the Bootheel Project.

Impairment testing

Given the current disruption and uncertainty in the global economy, and the decrease in the Company’s share price over the last year, management reviewed all of its significant mineral properties for potential impairment as at December 31, 2008.

For the Company’s Lost Creek and Lost Soldier properties, management calculated the estimated undiscounted future net cash flows relating to these properties as a single asset group as the Company expects to mine the Lost Soldier property as a satellite facility, licensed through an amendment to the Lost Creek permits, and using the Lost Creek plant.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

The Company’s estimates of indicated resources depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis.  The operating, capital and reclamation costs are based upon similar production plants and current capital budgets for the project. The uranium prices used are based on current long term contract prices and external consensus prices which for uranium vary between US$50 and US$70 per pound.  By their very nature there can be no assurance that these estimates will actually be reflected in future construction or operation at the projects.

Management’s estimate of the undiscounted cash flows related to these mineral properties exceed their carrying value, therefore management concluded that the assets passed step 1 of the asset impairment test prescribed under generally accepted accounting principles, and therefore no write-down of these assets was recorded. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

For the Company’s other properties, reliable cash flow forecasts cannot be made at this time.  Management therefore tested these for impairment by comparing their carrying values to their estimated fair value based on non-NI 43-101 compliant resource estimates of indicated resources and a value of US$2 per pound in the ground.  Management also considered the results of current exploration activities on the properties and future exploration plans and expenditures by both the Company and its development partners to assess whether these were inconsistent with other indicators of fair value.  Based on the above, management concluded that the fair value of these properties exceeded the carrying amount and no impairment charges were recorded.

5.	Capital assets

December 31, 2008	December 31, 2007

Capital assets:	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $

Light vehicles	656,184	215,238	440,946	301,057	86,011	215,046
Heavy mobile equipment	424,559	103,903	320,656	-	-	-
Machinery and equipment	780,085	232,390	547,695	456,247	54,532	401,715
Furniture and fixtures	189,987	48,829	141,158	124,217	21,456	102,761
Computer equipment	178,633	66,672	111,961	135,865	28,988	106,877
Software	125,411	56,523	68,888	95,870	18,535	77,335

	2,354,859	723,555	1,631,304	1,113,256	209,522	903,734

6.	Construction in progress

USA	Total

Construction in progress:	Lost Creek $	$

Balance December 31, 2007	-	-

Plant design costs	323,093	323,093

Balance December 31, 2008	323,093	323,093

7.	Deferred tax asset and future income tax liability

Significant components of the Company’s future income tax assets and liabilities are as follows:

	Year ended December 31, 2008		Year ended December 31, 2007
	$		$
			(As restated – see Note 2)

Future income tax assets
Deferred tax assets		18,104,000	8,494,000
Net operating loss carry forwards		2,389,000	3,403,000
Less: valuation allowance		(20,493,000)	(11,897,000)

		-	-

Future income tax liabilities
Asset basis differences		(478,000)	(478,000)

Net deferred tax asset (future income tax liability)		(478,000)	(478,000)

Income tax loss carry forwards
Canadian federal (expiring 2008 – 2028)	8,559,000
Ontario provincial (expiring 2008 – 2028)	8,204,000
United States federal (expiring (2015 – 2028)	5,900,000

8.	Asset retirement obligation

The Company has recorded $513,576 for asset retirement obligations (December 31, 2007 – $181,672) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes on the Company's Wyoming properties.

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders’
	Shares #	Amount $	Surplus $	Deficit $	Equity $
				(As restated – see Note 2)	(As restated – see Note 2)

Balance, December 31, 2005	47,204,040	23,173,625	1,093,086	(8,523,549)	15,743,162

Common shares issues for cash, net of issue costs	9,204,727	20,062,699	-	-	20,062,699
Exercise of warrants	13,483,134	13,701,383	4,350	-	13,705,733
Exercise of compensation options	1,337,904	1,975,223	(694,436)	-	1,280,787
Exercise of stock options	106,500	206,152	(72,822)	-	133,330
Non-cash stock compensation	-	-	2,348,163	-	2,348,163
Common shares issued for properties	360,000	990,000	-	-	990,000
Common shares issued for services	1,778,747	1,303,824	-	-	1,303,824
Net loss and comprehensive loss	-	-	-	(11,943,231)	(11,943,231)

Balance, December 31, 2006	73,475,052	61,412,906	2,678,341	(20,466,780)	43,624,467

Common shares issues for cash, net of issue costs	17,431,000	77,503,307	-	-	77,503,307
Exercise of warrants	156,209	229,154	(72,341)	-	156,813
Exercise of compensation options	110,346	212,139	-	-	212,139
Exercise of stock options	774,000	1,553,528	(542,327)	-	1,011,201
Non-cash stock compensation	-	-	6,138,922	-	6,138,922
Common shares issued for properties	225,000	712,500	-	-	712,500
Net loss and comprehensive loss	-	-	-	(20,520,323)	(20,520,323)

Balance, December 31, 2007	92,171,607	141,623,534	8,202,595	(40,987,103)	108,839,026

Common shares issued for cash, net of issue costs	1,000,000	2,634,686	-	-	2,634,686
Exercise of stock options	72,000	138,240	(48,240)	-	90,000
Non-cash stock compensation	-	-	4,567,204	-	4,567,204
Net loss and comprehensive loss	-	-	-	(17,853,585)	(17,853,585)

Balance, December 31, 2008	93,243,607	144,396,460	12,721,559	(58,840,688)	98,277,331

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000. On August 30, 2006, the Company completed a bought deal financing for the issuance of a total of 8,522,727 common shares at a purchase price of $2.20 per common share for gross proceeds of $18,750,000.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500.

On June 19, 2006, the Company completed an acquisition of claim groups in the Great Divide Basin of Wyoming. The Company purchased the properties for an aggregate consideration of 250,000 common shares which were valued at $515,000.

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunuvat, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issuable. These common shares were valued at $29,000.

In November 2006, the Company issued 100,000 common shares pursuant to the terms of the Dalco Agreement in connection with the Company's Radon Springs Project in Wyoming. These common shares were valued at $446,000.

A total of 1,778,747 common shares were issued for services to directors, officers and contractors of the Company.

2007 issuances

On May 10, 2007, the Company completed a bought deal financing for the issuance of 17,431,000 common shares at a price of $4.75 per share for gross proceeds of $82,797,250.  Total direct share issue costs, including the underwriters' commissions were $5,293,943.

During September 2007, the Company issued 25,000 common shares with respect to the option agreement to acquire the Bugs property.  These common shares were valued at $71,500.  During December 2007, the Company issued the final installment of 50,000 common shares to complete its acquisition of a 100% interest in the Bugs property.  These common shares were valued at $171,500.

In September 2007, the Company issued 150,000 common shares pursuant to the terms of the Dalco Agreement to complete its 100% earn-in with respect to the Company's Radon Springs Project in Wyoming.  These common shares were valued at $469,500.

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issues costs were $115,314.

Director, officer and contractor shares for service

The Company approved the potential issuance of a total of 2,760,000 common shares to directors and officers of the Company and contractors to the Company to compensate for services provided to the Company under various service contracts. The Company issued a total of 1,478,747 common shares valued at $736,824 with respect to these service contracts during the year ended December 31, 2006.

On May 24, 2006, the Company issued a total of 300,000 common shares for service to the President and Chief Executive Officer of the Company as a performance bonus. The issuance of these common shares was approved by the Company's shareholders on May 17, 2006. These common shares were fully vested upon issuance and were valued at $567,000.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

In September 2008, the Company gave the holders of options with an exercise price of C$4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.

Activity with respect to stock options is summarized as follows:
	Number	Weighted- average exercise price $

Outstanding, December 31, 2005	4,375,000	1.25

Granted	2,035,000	2.42
Exercised	(106,500)	1.25
Forfeited	(897,500)	1.25

Outstanding, December 31, 2006	5,406,000	1.69

Granted	3,667,500	4.44
Exercised	(774,000)	1.31
Forfeited	(288,800)	4.29

Outstanding, December 31, 2007	8,010,700	2.89

Granted	1,075,000	1.66
Exercised	(72,000)	1.25
Forfeited	(295,000)	2.50
Voluntarily returned	(2,490,000)	4.82

Outstanding, December 31, 2008	6,228,700	1.95

As at December 31, 2008, outstanding stock options are as follows:

Options outstanding	Options exercisable

Exercise price $	Number of options	Weighted- average remaining contractual life (years)	Number of options	Weighted- average remaining contractual life (years)	Expiry

1.65	11,200	0.2	11,200	0.2	March 31, 2009
1.25	2,440,800	1.9	2,440,800	1.9	November, 17, 2010
2.01	75,000	2.2	75,000	2.2	March 25, 2011
2.35	1,450,000	2.3	1,450,000	2.3	April 21, 2011
2.75	399,200	2.7	399,200	2.7	September 26, 2011
4.75	45,000	3.4	45,000	3.4	May 15, 2012
3.67	200,000	3.5	152,000	3.5	July 15, 2012
3.00	437,500	3.6	332,500	3.6	August 9, 2012
3.16	50,000	3.7	50,000	3.7	September 17, 2012
2.98	50,000	3.8	38,000	3.8	October 5, 2012
4.07	30,000	3.9	22,800	3.9	November 7, 2012
2.11	25,000	4.2	13,500	4.2	March 19, 2013
1.65	990,000	4.4	316,800	4.4	May 8, 2013
1.72	25,000	4.6	8,000	4.6	August 6, 2013

1.95	6,228,700	2.7	5,354,800	2.4

During the year ended December 31, 2008, the Company recorded a total of $4,567,206 related to stock option compensation (2007 - $6,138,922).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during 2008 and 2007 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006

Expected option life (years)	4.0	4.0	3.5 – 4.0
Expected volatility	65%	63% – 67%	67% – 72%
Risk-free interest rate	3.0% - 3.4%	3.9% – 4.6%	4.0% – 4.2%
Expected dividend rate	nil	nil	nil

10.	Recovery of future income taxes

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company's effective tax rate is as follows:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
	$	$	$
		(As restated – see Note 2)	(As restated – see Note 2)

Canadian earnings (loss)	(3,596,937)	(5,736,500)	(4,604,079)
United States loss	(14,256,648)	(15,212,878)	(7,339,152)

Loss before income taxes	(17,853,585)	(20,949,378)	(11,943,231)

Statutory rate	33.5%	36.0%	36.0%
Expected recovery of income tax	(5,980,951)	(7,541,776)	(4,299,563)
Effect of foreign tax rate differences	(731,366)	(400,099)	(193,020)
Non-deductible amounts	1,530,012	1,367,320	45,828
Effect of change in enacted future tax rates	(43,662)	390,200	254,512
Effect of change in foreign exchange rates	(3,370,258)	1,620,332	(9,827)
ISL change in basis	-	(430,119)	-
Change in valuation allowance	8,596,225	4,565,087	4,202,070

Recovery of future income taxes	-	(429,055)	-

11.	Supplemental cash flow information

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
	$	$	$

Cash paid during the year for:
Income taxes, net of refunds received	-	-	-
Interest, net of capitalized interest	-	-	-

Non-cash financing and investing activities:
Common shares issued for properties	-	712,500	990,000
Common shares and stock options provided for services	-	-	1,003,645
Interest capitalization on New Frontiers obligation	-	-	1,933,645

12.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.

Cash and cash equivalents	As at December 31, 2008	As at December 31, 2007
	$	$
Cash on deposit at banks	392,170	215,272
Guaranteed investment certificates	9,087,500	9,687,500
Certificates of deposit	15,288,183	13,748,140
Money market	1,031,882	2,661,845

	25,799,735	26,312,757

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.75% to 3.25% and mature at various dates up to October 12, 2009.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $64.6 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2008, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.
The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2008 the Company’s liabilities consisted of trade accounts payable of $2,265,058, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short-notice.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$26.5 million (US$18.4 million as at December 31, 2007) and had accounts payable of US$1.7 million (US$1.2 million as at December 31, 2007) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.0 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having yearend cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

13.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

December 31, 2008

	Canada $	United States $	Total $

Bonding and other deposits	-	2,578,825	2,578,825
Mineral properties	617,160	31,191,661	31,808,821
Capital assets	7,847	1,623,457	1,631,304
Construction in progress	-	323,093	323,093

December 31, 2007

	Canada $	United States $	Total $

Bonding and other deposits	-	1,508,576	1,508,576
Mineral properties	535,570	30,696,802	31,232,372
Capital assets	10,288	893,446	903,734
Construction in progress	-	-	-

14.	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is committed to minimum annual lease payments as follows:

Year ended December 31	Amount $

2009	337,456
2010	190,271
2011	176,833
2012	117,888
2013 and thereafter	-

15.	Capital structure

The Company’s capital structure is comprised of Shareholders’ Equity.  When managing its capital structure, the Company’s objectives are to i) preserve the Company’s access to capital markets and its ability to meet its financial obligations, and ii) finance its exploration and development activities.

The Company monitors its capital structure using future forecasts of cash flows, particularly those related to its exploration and development programs.

The Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above.  To manage the capital structure, the Company may adjust its exploration and development programs, operating expenditure plans, or issue new shares.  The Company’s capital management objectives have remained unchanged over the periods presented.

The Company is not subject to any externally imposed capital requirements.

16.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated balance sheets, consolidated statements of operations and deficit, and consolidated statements of cash flow would have been reported as follows:

Consolidated balance sheets	As at December 31, 2008	As at December 31, 2007
	$	$

Total assets

Total assets under Canadian GAAP	101,533,965	110,931,322

Adjustments made under US GAAP:
Settlement of New Frontiers obligation (a)	-	2,016,156

Total assets under US GAAP	101,533,965	112,947,478

Total liabilities

Total liabilities under Canadian GAAP	3,256,634	2,092,296

Adjustments made under US GAAP:
Flow-through share premium liability (b)	830,000	-
Deferred tax adjustment (c)		(478,000)

Total liabilities under US GAAP	4,086,634	1,614,296

Total shareholders’ equity

Total shareholders’ equity under Canadian GAAP	98,277,331	108,839,026

Adjustments made under US GAAP:
Gain on settlement of New Frontiers obligations (a)	-	2,016,156
Flow-through share premium liability (b)	(830,000)	-
Deferred tax adjustment (c)	-	478,000

Total shareholders’ equity under US GAAP	97,447,331	111,333,182

Consolidated statements of operations and comprehensive loss	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
	$	$	$

Net loss

Net loss under Canadian GAAP	(17,853,585)	(20,520,323)	(11,943,231)

Adjustments made under US GAAP:
Gain on settlement of New Frontiers obligation (a)	-	2,016,156	-
Flow-through shares (b)	-	(370,000)	519,500

Net loss under US GAAP, being comprehensive loss	(17,853,585)	(18,874,167)	(11,423,731)

Basic and diluted loss per share under US GAAP	(0.19)	(0.22)	(0.19)

Consolidated statements of cash flow	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
	$	$	$

Operating activities

Cash flows used in operating activities under Canadian & US GAAP	(10,547,078)	(15,766,312)	(8,103,016)

Investing activities

Cash flows used in provided by (used in )investing activities under Canadian GAAP	7,309,370	(53,526,543)	8,819,245

Adjustments made under US GAAP:
Flow-through cash categorized as restricted cash (b)	(848,607)	(2,653,315)	2,274,251

Cash flows used in operating activities under US GAAP	6,460,763	(56,179,858)	11,093,496

(a) Settlement of New Frontiers obligation

Under US GAAP, early extinguishment of the New Frontiers debt obligation would have resulted in a gain recorded in income related to the accrued interest not payable upon settlement.

(b) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as capital stock.  Upon renouncing the income tax deductions, capital stock is reduced by the amount of the future income tax liability recognized.

For US GAAP, the proceeds on issuance of the flow-through shares are allocated between the offering of the shares and the sale of the tax benefit when the shares are issued.  The premium paid by the investor in excess of the fair value of non flow-through shares is recognized as a liability at the time the shares are issued and the fair value of non flow-through shares is recorded as capital stock.  Upon renouncing the income tax deductions, the premium liability is re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized is recorded as an income tax expense.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP. As at December 31, 2008, there was $848,607 (December 31, 2007 - $nil) in unexpended flow-through cash funds.

(c) Deferred tax asset

The tax basis related to an asset acquired in 2004 when the Company acquired all of the issued and outstanding shares of ISL Resources Corporation was subsequently adjusted in 2007.

(d) Impact of recent United States accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements in accounting pronouncements where fair value is already the relevant measurement attribute. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.  The Company adopted the applicable portions SFAS 157 effective January 1, 2008.  Adoption did not result in a material impact on the consolidated financial statements. The Company is currently assessing the deferred portion of the pronouncement.

In February 2007, the  FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” ("SFAS 159”),  which became effective for fiscal years beginning after November 15, 2007.  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value on a per instrument basis, with changes in fair value recognized in earnings each reporting period. This will enable some companies to reduce volatility in reported earnings caused by measuring related assets and liabilities differently.  SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. . The Corporation adopted SFAS 159 on January 1, 2008 and chose not to elect the fair value option for its financial assets and liabilities that had not previously been carried at fair value.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.  SFAS 141(R) establishes principles and requirements for how the acquirer: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statement, - an amendment of ARB No. 51”, (“SFAS 160”) which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for the Corporation beginning January 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively.

In May 2008, FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of generally accepted accounting principles in the United States. SFAS 162 is effective sixty days following the SEC's approval of PCAOB amendments to AU Section 411, "The Meaning of 'Present fairly in conformity with generally accepted accounting principles'". The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on its consolidated financial statements.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on this Annual Report on Form 20-F (Annual information Form) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UR-ENERGY INC.

Per: /s/ W. William Boberg

W. William Boberg
President and Chief Executive Officer

Date: March 27, 2009

ANNUAL REPORT ON FORM 20-F (ANNUAL INFORMATION FORM)
for the year ended December 31, 2008

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1	Articles of Continuance of the Corporation

1.2	Amended Bylaws of the Corporation

4.1	Underwriting Agreement dated April 23, 2007 between the Corporation, GMP Securities L.P., Raymond James Ltd., Cormark Securities Ltd. and Canaccord Capital Corporation

8.1	List of Subsidiaries of the Corporation

12.1	Section 302 Certification by W. William Boberg, Chief Executive Officer dated March 27, 2009.

12.2	Section 302 Certification by Roger Smith, Chief Financial Officer, dated March 27, 2009.

13.1	Section 906 Certification by W. William Boberg, Chief Executive Officer dated March 27, 2009.

13.2	Section 906 Certification by Roger Smith, Chief Financial Officer dated March 27, 2009.

99.1	Amended and Restated Audit Committee Charter of the Corporation

99.2	Consent of PriceWaterhouseCoopers LLP

99.3	Consent of Douglas K. Maxwell

99.4	Consent of John I. Kyle

99.5	Consent of C. Stewart Wallis