Form 20-F
period 2009-12-31
UR-ENERGY INC
filed 2010-03-12
CIK 1375205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Roger Smith, 720-981-4588, roger.smith@ur-energyusa.com, 10758 W. Centennial Road, Suite 200, Littleton, Colorado 80127
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

93,940,568

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

☒  Yes             ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes             ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934. (Check One):

Large accelerated filer ☐             Accelerated filer ☐            Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒  Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐  Yes            ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes             ☐  No

PART I

Introduction

Ur-Energy Inc. is incorporated under the laws of Canada and is referred to in this document, together with its subsidiaries, as "Ur-Energy" or the "Corporation" or the “Company”.

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

In this document, cross-references relevant to the information being requested may be provided for ease of reference.

Forward-Looking Information

This Annual Report on Form 20-F (Annual Information Form) contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Corporation’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a United States Nuclear Regulatory Commission  Source and Byproduct Material License; Wyoming Department of Environmental Quality  Permit and License to Mine and all other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for early 2011; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Corporation’s procurement and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs, including without limitation, those as LC North and LC South ; (ix) the potential of new exploration targets in the area of Lost Creek, including those at LC North and LC South, to contain 24 – 28 million pounds of U3O8 (not NI 43-101 compliant); (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project; and (xi) the community and regulatory issues with the Screech Lake project and related exploration.  The potential quantity and grade ranges set forth in regards exploration targets at Lost Creek, LC North and LC South are conceptual in nature only. There has been insufficient exploration to define a mineral resource at the new exploration targets at Lost Creek, LC North and LC South.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; the Corporation’s status as an exploration and development stage Corporation; the Corporation’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Corporation’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Corporation does business; changes in the Corporation’s size and structure; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel; uncertainties regarding the Corporation’s need for additional capital; uncertainty regarding the fluctuations of the Corporation’s quarterly results; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Corporation’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Corporation’s possible status as a "passive foreign investment Corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s investments and other risks and uncertainties described under the heading “Risk Factors” of this Annual Report on Form 20-F (Annual Information Form).

Cautionary Note to U.S. Investors - Resource and Reserve Estimates

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in the Corporation’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 under the Securities Act of 1933, as amended (the “Securities Act”). Under Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected financial data.

The following table summarizes certain of the Corporation’s selected financial information (stated in thousands of Canadian dollars) prepared in accordance with Canadian GAAP. The information in the table was derived from the more detailed financial statements for the periods ended December 31, 2005 through the fiscal year ended December 31, 2009, inclusive, and the related notes, and should be read in conjunction with the financial statements and with the information appearing under the headings Item 5 – Operating and Financial Review and Prospects and Item 17 – Financial Statements.

Historical results are not necessarily indicative of results to be expected for any future period. No dividends have been paid in any of the fiscal years ended December 31, 2005 through the fiscal year ended December 31, 2009.

	2009	2008	2007	2006	2005
	(In thousands of Canadian dollars)
Results from operations
Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses	(17,408)	(25,968)	(22,959)	(12,396)	(6,151)
Interest income	891	2,495	2,816	630	126
Foreign exchange gain (loss)	(3,506)	5,656	(806)	(177)	909
Other income (loss)	922	(37)	-	-	-
Loss before income taxes	(19,101)	(17,854)	(20,949)	(11,943)	(5,116)
Recovery of future income taxes	368	-	429	-	-
Net loss	(18,733)	(17,854)	(20,520)	(11,943)	(5,116)
Net loss per share, basic and diluted	(0.20)	(0.19)	(0.24)	(0.20)	(0.15)

Financial position
Total assets	81,702	101,534	110,931	59,927	38,000
Capital stock and additional paid-in capital	157,725	157,118	149,826	64,137	26,698
Accumulated deficit and accumulated other comprehensive loss	(77,573)	(58,841)	(40,987)	(20,467)	(8,523)
Net assets	80,152	98,277	108,839	43,670	18,175

Outstanding shares, in thousands	93,857	92,996	93,857	59,464	33,354

Currency and Exchange Rates

The following table sets out the exchange rates for currencies expressed in terms of equivalent Canadian dollars for one U.S. dollar:

	Years ended December 31,
Canadian dollar	2009	2008	2007	2006	2005
End of period	$1.04940	$1.22280	$0.98200	$1.16640	$1.16600
Average for the period	$1.14235	$1.06669	$1.07440	$1.13461	$1.21173

	September	October	November	December	January	February
Canadian dollar	2009	2009	2009	2009	2010	2010
High for the month	$1.10440	$1.08550	$1.08520	$1.06830	$1.07090	$1.07310
Low for the month	$1.06490	$1.02690	$1.04760	$1.04210	$1.02670	$1.03960

Exchange rates are the historical interbank foreign exchange rates for the appropriate period as quoted by OANDA Corporation on its website www.oanda.com.  The rate quoted by OANDA for the conversion of United States dollars into Canadian dollars on March 5, 2010 is CDN$1.0314 = US$1.00.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The risks described below should be considered carefully when assessing an investment in the common shares of the Corporation (the “Common Shares”).  The occurrence of any of the following events could harm the Corporation. If these events occur, the trading price of the Corporation’s Common Shares could decline, and shareholders may lose part or even all of their investment.

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

Many of the operations of the Corporation require licenses and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting or proposes to conduct under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses and permits that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific operating conditions. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

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

The only market for uranium is nuclear power plants worldwide, and there are a limited number of customers.

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

Shareholders will be relying on the good faith, experience and judgment of the Corporation’s management and advisors in supervising and providing for the effective management of the business and the operations of the Corporation and in selecting and developing new investment and expansion opportunities. The Corporation may need to recruit additional qualified employees, contractors and service providers to supplement existing management, the availability of which cannot be assured. The Corporation will be dependent on a relatively small number of key persons including specifically W. William Boberg, President and Chief Executive Officer, Harold Backer, Executive Vice President, Geology & Exploration and Wayne Heili, Vice President Mining & Engineering, the loss of any one of whom could have an adverse effect on the Corporation’s business and operations.  The Corporation does not hold key man insurance in respect of any of its executive officers.

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

Competition from larger or better capitalized companies may affect the Corporation’s Common Share price and the Corporation’s ability to acquire properties.

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

Additional funds will be required for future exploration, development and production. The source of future funds available to the Corporation is through the sale of additional equity capital, proceeds from the exercise of convertible equity instruments outstanding or borrowing of funds. There is no assurance that such funding will be available to the Corporation. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Corporation or will provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation's business and financial position. In addition, any future equity financings by the Corporation may result in substantial dilution for existing shareholders of the Corporation.

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

Certain properties in which the Corporation has an interest may be the subject of aboriginal land claims.  As a result of these claims, the Corporation may be significantly delayed or unable to pursue exploration and production activities in respect of these properties or may have to expend considerable management resources and funds to adequately meet the regulatory requirements to pursue activities in respect of these properties.

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

U.S. holders of the Corporation’s shares may have potential adverse U.S. Federal Income Tax consequences.

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.  If the Corporation were treated as a PFIC for any taxable year in which a U.S. holder held the Corporation’s shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

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

Ur-Energy is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and, therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations.  In order for the Corporation to maintain its current status as a foreign private issuer, a majority of its Common Shares must be either directly or indirectly owned of record by non-residents of the U.S., as it does not currently satisfy any of the additional requirements necessary to preserve this status.

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

Ur-Energy is a corporation continued under the laws of Canada pursuant to the Canada Business Corporations Act (the “CBCA”) on August 8, 2006. The registered office of the Corporation is located at 55 Metcalfe Street, Suite 1300, Ottawa, Ontario, K1P 6L5. The Corporation’s head office and United States headquarters is located at 10758 West Centennial Road, Suite 200, Littleton, Colorado, 80127. The Corporation also has offices at 5880 Enterprise Drive, Suite 200, Casper, Wyoming 82609 and 341 Main Street North, Suite 206, Brampton, Ontario L6X 3C7. The Corporation’s Littleton telephone number is (720) 981-4588 and its facsimile number is (720) 981-5643. The Corporation’s Common Shares are listed on the TSX under the symbol "URE" and on the NYSE Amex under the symbol "URG".

Incorporated on March 22, 2004, Ur-Energy is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Corporation’s land portfolio includes 12 properties in Wyoming, USA.  Of these, 10 are located in the Great Divide Basin, of which two (the Lost Creek property and the Lost Soldier property) contain defined resources that the Corporation expects to advance to production.

The Corporation also has two properties, known as Screech Lake and Gravel Hill, in the Northwest Territories, Canada; and the Bugs property in the Kivalliq region of the Baker Lake Basin in Nunavut, Canada.

The Corporation has various royalty interests in properties in Wyoming, USA and Nunavut, Canada.

Background

The Corporation, through its wholly-owned subsidiary, Ur-Energy USA Inc. (“Ur-Energy USA”), acquired Wyoming properties comprising certain of its Great Divide Basin and the Shirley Basin projects, effective June 30, 2005, when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC (“New Frontiers”).  Under the terms of the MIPA, the Corporation purchased from New Frontiers all of the issued and outstanding membership interests (the “Membership Interests”) in NFU Wyoming, LLC (“NFU Wyoming”).  Assets acquired from New Frontiers include the extensively explored and drilled Lost Creek and Lost Soldier projects, other properties, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota. The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000), plus capitalized interest.

Since 2005, the exploration and development of Lost Creek has progressed.  The Corporation commissioned an NI 43-101 Preliminary Assessment in 2008, which established the economics of the Lost Creek project.  Beginning in 2007, the Corporation has proceeded with its applications for a Source Material and Byproduct License from the U.S. Nuclear Regulatory Commission (“NRC”) and a Permit and License to Mine from the Wyoming Department of Environmental Quality (“WDEQ”).  The applications were deemed complete by both agencies and the technical review process is ongoing.   See also Item 4.B - Business Overview: Lost Creek Project.

Recent Developments

Corporate

The Corporation has continued to add essential technical personnel including three new people based out of the Corporation’s Casper, Wyoming office: Sam Talbott, Chief Geologist; Dr. Charles Kelsey, Radiation Safety Officer and Leland Huffman, Senior Scientist.

On April 28, 2009, at the Corporation’s annual and special meeting of shareholders, the shareholders approved and ratified the Corporation’s Shareholder Rights Plan which became effective on November 7, 2008.  Through a Successor Rights Plan Agreement, effective as of January 1, 2010, the Successor Rights Agent is now Computershare Investor Services Inc.

Regulatory

In May 2009, the Corporation received new guidance from the NRC concerning the NRC’s schedule for the first three pending applications for in situ recovery (“ISR”) operations which included the Corporation’s application for the Lost Creek project.  The NRC determined that it will complete a site-specific Supplemental Environmental Impact Statement (“SEIS”) for each of the ISR applications rather than an environmental assessment.  In December 2009, the NRC issued the Draft SEIS for the Lost Creek project, and continued its guidance for the completion of a SEIS for each pending application in second quarter 2010 and the probable issuance of licenses in third quarter 2010.  The Corporation submitted comments to the NRC in response to the Lost Creek Draft SEIS in February 2010.  The NRC extended the comment period through March 3, 2010,  and  the NRC is processing comments received from the public and other regulators that were submitted on or before that date.

In June 2009, the Corporation submitted an application for a Class I Underground Injection Control (“UIC”) permit to the WDEQ which supports the suitability of a Class I UIC permit for the Lost Creek disposal well system, including up to five disposal wells.  In November 2009, the WDEQ provided its technical comments on the application, and notified the Corporation that the agency will proceed with drafting of the permit, while it awaits the responses to technical comments.  The Corporation provided responses to the technical comments on February 1, 2010.

Throughout 2009, the Corporation worked with the WDEQ in its review of the Lost Creek Application for Permit to Mine, submitting additional technical data and information, holding meetings and, in December 2009, submitting the data package for Mine Unit #1. Initial comments were received from WDEQ in February 2010.  The Company anticipates filing its responses to those comments before the end of first quarter 2010.  Ur-Energy anticipates the issuance of Lost Creek's WDEQ Permit in the summer of 2010.

On December 3, 2009, the Corporation announced the approval of its Lost Creek Development Plan by the officials of Sweetwater County, Wyoming.  The Development Plan describes in detail the infrastructure and facilities which will be constructed at the planned uranium ISR production site.

On March 5, 2010, the U.S. Fish and Wildlife Service (“USFWS”), in compliance with a federal court order, submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse – whose habitat includes Wyoming. A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species. When higher priority listing actions have been addressed by the USFWS for other species, a proposed listing rule is prepared and issued for public comment. This means that until the USFWS finalizes a listing determination, the greater sage grouse will remain under state management.  As a part of its WDEQ Application, the Corporation has submitted a Wildlife Protection Plan regarding, among other issues, the sage grouse. The Corporation conducted several meetings during fourth quarter 2009 – first quarter 2010 with the WDEQ and Wyoming Department of Game and Fish to facilitate the processing and acceptance of the mitigation plan as a part of the WDEQ Permit.

Technical

As of March 31, 2009, as part of its winter drilling program, the Corporation had drilled and installed 15 monitoring wells; completed groundwater sampling of an approximately 10,000 foot deep test well; and, assisted by TREC, Inc., completed detailed designs and specifications for all components of the Lost Creek ISR Plant.

The drilling program at Lost Creek resumed in July 2009 following the earlier winter drilling program.  The primary purpose of the 2009 drilling program was delineation of the ISR recoverable uranium resources within the planned Mine Unit #2 area.

On August 10, 2009, the Corporation announced that geophysical and survey crews started work on the Screech Lake project in the Thelon Basin, Northwest Territories, Canada.  The Corporation continues discussions with the First Nations groups towards an exploration agreement on the Screech Lake project.

On August 12, 2009, the Corporation announced the results of geologic evaluations of the Lost Creek Permit Area and adjacent properties held by the Corporation, namely, LC North and LC South, which contain multiple exploration targets and demonstrate the potential to contain 24 to 28 million pound U3O8 (not NI 43-101 compliant). These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. The Corporation’s drilling and historic data have identified a minimum of an additional 120 compiled linear miles of new redox fronts stacked with multiple stratigraphic horizons with potential for resource development on these properties.  The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

The Corporation announced in November 2009 that it had selected Fagen Inc. to serve as General Contractor in the construction of the process plant facilities at Lost Creek.

As part of its third quarter 2009 update in November 2009, the Corporation detailed the US$22 million of capital and development expenditures made on the Lost Creek project from 2007 through third quarter which included 800  exploration and delineation drill holes, drilling and installation of 153 monitor wells, complete delineation of Mine Unit #1 and commencement of delineation of Mine Unit #2, prepayment for key long-lead time plant equipment, and acquisition of operational support equipment for ongoing use now and during production operations.

Joint Ventures

During the third quarter of 2009, Crosshair Exploration & Mining Corporation (“Crosshair”) completed its earn-in to a 75% interest in The Bootheel Project, LLC in the Shirley Basin, Wyoming which comprises the Bootheel and Buck Point properties (the “Bootheel Project”).  Crosshair earned its 75% interest in the Bootheel Project by spending US$3 million in exploration costs and issuing 125,000 common shares of Target Exploration & Mining Corporation (an acquisition by Crosshair subsequent to the buy-in agreement) to the Corporation.  Earlier in the third quarter, Crosshair completed an independent NI 43-101 mineral resource estimate on the Bootheel property.

Effective December 1, 2009, Bayswater Uranium Corporation (“Bayswater”) joined the Corporation’s wholly-owned subsidiary, Hauber Project LLC, as an earn-in Member and Manager of the Hauber project (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming.  Pursuant to the terms of the operating agreement, Bayswater can earn a 75% interest by incurring eligible exploration expenditures of US$1 million over a four-year period.  On January 11, 2010, the Corporation further announced that Bayswater completed an independent NI 43-101 mineral resource estimate on the Hauber Project

Principal Capital Expenditures and Divestitures

In August 2009, the Corporation completed the sale of its “Moorcroft Database” to Peninsula Minerals Limited for US$1 million and a royalty on future production from a broad-ranging project area in the Eastern Powder River Basin, Wyoming.  The Corporation obtained the Moorcroft Database as part of its acquisition of NFU Wyoming in 2005, which also included several other historic databases.

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, requests for quotations for all major process equipment were prepared and solicited from vendors and contractors.  During 2009, the Corporation spent approximately $1.1 million on construction related activities, including plant design work and the purchase of certain long-lead construction items.

No significant capital expenditures are currently in progress.  Pursuant to the Corporation’s policy, other continuing development costs on the Lost Creek project are presently being charged to expense as incurred.

B. Business overview.

Lost Creek Project

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, NI 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058% as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076% as an inferred resource.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project.

The Corporation continues to advance matters to obtain an NRC Source Material and Byproduct License (the “NRC License”) for the Lost Creek project.   In October 2007, the Corporation submitted its Application for the NRC License (the “Application”). In June 2008, the NRC notified the Corporation that the acceptance review had been completed and the Application was found sufficient for technical review.  Since November 2008, the NRC has submitted various Request for Additional Information (“RAI”) inquiries to the Corporation for both the Technical Report and Environmental Report portions of the Application and the Corporation has submitted responses.  In June 2009, the NRC issued its Generic Environmental Impact Study (“GEIS”).  In addition to the GEIS guidelines, the NRC has advised all applicants for new ISR operations that a site-specific SEIS is required.  The Corporation received the Lost Creek Draft SEIS in December 2009, and submitted comments to the NRC in response in February 2010. The NRC extended the comment period through March 3, 2010,  and  the NRC is processing comments received from the public and other regulators that were submitted on or before that date. Current NRC guidance calls for the completion of an SEIS for each pending application in second quarter 2010 and the probable issuance of licenses in third quarter 2010.  The Corporation anticipates the issuance of Lost Creek's NRC License in the summer of 2010.

The U.S. Bureau of Land Management (“BLM”) has determined that its project environmental review and approval will be independent of the environmental review process carried out by the NRC. In response, the Corporation submitted a Plan of Operations to the BLM in November 2009. The BLM appointed a coordinator for the review process and the review, including public comment and selection of a contractor for the environmental review, has commenced. The BLM’s decision of record on the Plan is expected in the summer of 2010.

The Corporation continues to advance matters to obtain a WDEQ Permit to Mine (the “WDEQ Permit”) for the Lost Creek project.  In December 2007, the Corporation submitted the Lost Creek Permit to Mine Application (the “WDEQ Application”) to the WDEQ.  The WDEQ Application was deemed complete in May 2008.  WDEQ has issued various sets of technical comments to which the Corporation has responded.  The Corporation submitted its data package for Mine Unit #1 in December 2009, and initial comments were received from WDEQ in February 2010.  The Company anticipates filing its responses to those comments before the end of first quarter 2010.  Ur-Energy anticipates the issuance of Lost Creek's WDEQ Permit in the summer of 2010.

On March 5, 2010, the U.S. Fish and Wildlife Service (“USFWS”), in compliance with a federal court order, submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse – whose habitat includes Wyoming. A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species. When higher priority listing actions have been addressed by the USFWS for other species, a proposed listing rule is prepared and issued for public comment. This means that until the USFWS finalizes a listing determination, the greater sage grouse will remain under state management.  As a part of its WDEQ Application, the Corporation has submitted a Wildlife Protection Plan regarding, among other issues, the sage grouse. The Corporation conducted several meetings during fourth quarter 2009 – first quarter 2010 with the WDEQ and Wyoming Department of Game and Fish to facilitate the processing and acceptance of the mitigation plan as a part of the WDEQ Permit.

The Corporation submitted to the WDEQ-Water Quality Division an application for a permit for up to five Class 1 UIC disposal wells.  These wells, utilized for deep geologic disposal of liquid waste, will be located within the Lost Creek permit area.  The Corporation acquired detailed data including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates from a deep test well drilled in 2008.   This data set was used to support the application which was submitted to WDEQ-Water Quality Division in June 2009. WDEQ processing of this particular application was delayed initially as a result of WDEQ staffing issues, but progressed with the issuance in late November 2009 of technical comments, to which the Corporation submitted its responses on February 1, 2010.  The Corporation anticipates receipt of this permit in the second quarter of 2010.

The Corporation continued its development program at Lost Creek during 2009.  The first phase of the 2009 program included the drilling and installation of 15 monitoring wells (11,770 feet / 3,590 meters) to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon underlying the horizon presently being permitted.  The Corporation also completed mechanical integrity testing of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements.

In July 2009, the delineation drilling program at Lost Creek continued with 235 additional drill holes originally planned.  As the program progressed, additional drill holes were planned, and the program was extended through February 2010, to further investigate mineralization found in unanticipated locations.  As of February 28, 2010, 277 holes were completed for a total of 196,840 feet (59,741 meters) drilling completed to support definition of future proposed mining areas.   As well, in early 2010, additional monitor wells were drilled and other work completed.

In 2009, the Corporation’s engineering staff, assisted by TREC, Inc., completed the detailed designs and specifications for all components of the Lost Creek plant.

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, requests for quotations for all major process equipment at the Lost Creek project were solicited from vendors and contractors.  Bids were evaluated and procurement was ongoing throughout 2009.  One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  An additional purchase order for US$319,357 was issued during the second quarter in order to initiate the drawing and approval process for other plant equipment.

During the year ended December 31, 2008, the Corporation invested $3.5 million in mineral properties, bonding deposits, capital assets and design work on the Lost Creek plant.  The majority of these expenditures went toward bonding deposits and the purchase of capital assets.  The capital asset purchases were primarily for field vehicles and field equipment purchased to facilitate the exploration and development work programs in Wyoming.

During the year ended December 31, 2007, the Corporation invested $3.5 million in mineral properties, bonding deposits and capital assets.  The majority of these expenditures went toward mineral properties and bonding deposits.  The capital asset purchases were primarily for field vehicles and field equipment purchased to facilitate the exploration and development work programs in Wyoming.

Technical Report Summaries

The following are the executive summaries from the two technical reports completed on the Lost Creek project.  A Preliminary Assessment, completed in 2008 by John I. Kyle, P.E. and Douglas K. Maxwell, P.E. of Lyntek Incorporated (“Lyntek”), is the more recent NI 43-101 Technical Report and was prepared to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project. In 2006, an NI 43-101 Technical Report was prepared by C. Stewart Wallis, P.Geo, then a consulting geologist associated with Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc. (“RPA”)).

As noted above, considerable development and changes have been made on the Lost Creek property since these reports, particularly the initial Wallis report, were produced.  Total drilling on the project to date by Ur-Energy is 1048 holes for a total of 689,824 feet (210,007 meters).  Most of this drilling, however, has been geared toward advancing the primary resource at the Lost Creek deposit toward production.  For the most part, the detailed drill holes (300 or more holes to delineate each mine unit at 100 foot spacing) were drilled for mine unit design and layout purposes. These holes are closely spaced for the mine unit planning and specifically not for the purpose of adding resources.

April 2008

The following is the Executive Summary extracted from the technical report dated April 2, 2008 and titled “Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming”, which was prepared for the Corporation in accordance with NI 43-101 by Lyntek (“Preliminary Assessment – Lost Creek”).  The full Preliminary Assessment – Lost Creek can be viewed under the Corporation’s profile on the SEDAR website at www.sedar.com.

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

Lyntek has relied upon work conducted by an earlier NI 43-101 study that defined the uranium resources (C. Stewart Wallis, 2006).  The Lost Creek  resources are based on a minimum grade of 0.03 % U3O8 and  a minimum grade thickness (GT) equal to or greater than 0.3 are reported in the table below.

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

Since the practice of ISR mining is to drill out individual mine units just prior to mining each unit, this Preliminary Assessment report can only use indicated mineral resources which are considered too speculative geologically to have economic considerations applied to them to be categorized as Mineral Reserves. A conservative approach to this preliminary assessment of the Lost Creek Project has been employed by using an in-place indicated resource of 8.1 million pounds of U3O8 defined by a model of 6 individual mine units averaging 1.2 to 1.4 million pounds of U3O8.   Assuming an 80 % uranium recovery, it is projected that there will be 6.5 million pounds of U3O8 produced.  The uranium mineralization is primarily located in the HJ and the UKM sandstone horizons at average depths of 435 feet and 555 feet, respectively.

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

Leach studies have been conducted in 2005 and 2007.  The leach studies conducted in 2005 used bottle roll tests on six one-foot core sections from five drill holes.  The uranium grades within these six samples ranged from a low of 0.040 to a high of 0.480.  With the application of 25 pore volumes of lixiviant containing 2 grams/liter HCO3 and 500 milligrams/liter of H2O2, the recoveries ranged from 59.4 to 92.8%.  Interestingly, the high grade sample showed the lowest recovery and it is quite possible that additional pore volumes of lixiviant would remove additional uranium as the last pore volume contained 68 milligrams of uranium, so recovery would likely improve to some degree on this high grade ore.  The next lowest recovery was 75.0%.  The 2007 leach study focused on a homogenized production zone from one hole in the HJ horizon.  The goal of this test group was to review a matrix of different chemistries in an effort to determine the most appropriate lixiviate chemistry for the project.  Results of the tests show an elevated bicarbonate concentration may be required to maximize productivity at the Project.  Natural groundwater with peroxide yielded a 20 % ultimate recovery while all lixiviants with a bicarbonate concentration greater than 1.0 g/L averaged 88.6 % ultimate recovery with a range of 84.1 to 93.3%.

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

In Lyntek’s assessment of the economics for the project, we find that the project will produce results that are quite robust.  The economic assessment assumes contingencies of 20 % for both capital and operating costs.  Lyntek has used a price forecast of $80 as an indicator of likely uranium prices in the future.  Per Nuclear Market Review, this price is $15 below the current fixed price contract and $7 above the spot price indicator of February 29, 2008.  Because of the volatility of uranium prices, this price appears to be a reasonable price upon which the project’s economics can be based.  To allow for the volatility of the uranium price, we have assumed a price swing potential of $40 per pound of U3O8 and developed additional economic cases upon those swings to allow stakeholders to properly evaluate the potential economics of the project under possible price conditions.  Because of the extreme difficulty in forecasting current uranium prices, it is recommended that stakeholders pay particular attention to the lower limit price forecast as a measure of evaluating risk for the project.  In addition to assist with forecast issues, cost sensitivities were also modeled to evaluate potential cost variances.  The results of these economic analyses are shown in Table 1-2.

Table 1-2 Economic Indicators
Case	Revenue ($MM)	Pre-tax IRR (%)	NPV @ 10% ($MM)
Case 1 Base Case U3O8 $80	516.2	43.6	106.8
Case 2 U3O8 $40	258.1	-1.9	-23.2
Case 3 U3O8 $120	774.3	73.8	236.8
Case 4 U3O8 $80 Operating Costs +20%	516.2	39	90.6
Case 5 U3O8 $80 Operating Costs – 20%	516.2	48.2	122.9
Case 6 U3O8 $80 Capital Costs +20%	516.2	36.7	94.3
Case 7 U3O8 $80 Capital Costs -20%	516.2	52.5	119.3
Case 8 Worst Case U3O8 $40 Op. & Cap. Costs + 20%	258.1	-7.6	-51.7
Case 8 Best Case U3O8 $120 Op. & Cap. Costs - 20%	774.3	90	265.7

 (a) This analysis is conducted upon operating and capital costs that include contingencies of 20%, respectively.  The ranges cited above assume that the operating and capital estimates, inclusive of contingencies, may range in actuality by 20%.

For the life of the mine, the economic assessment estimates the average operating cost at $19.46 per pound and, with a 20 % contingency, 23.36 per pound of U3O8.  The capital cost for the plant is estimated at $30.0 million.  The development of the property, inclusive of header houses, drilling, environmental, engineering, and permitting is forecast at $23.9 million.  Contingencies of $8.6 million are added to provide a total capital cost of $62.5 million to start the project in 2009.  Of this amount, $5.5 million has already been spent to advance the project to the current stage.  The bonding estimate, which is included in the cash flow assessment, requires $5.5 million in spending up to the start of production, of which $1 million has already been spent.  The allocated purchase price of the property, which is included in the economics as sunk capital, is $9 million.  The remaining expenditures to bring the project into production, at this point in time is then, $61.5 million, including contingencies.  Lyntek is of the opinion that these costs fairly represent the expected capital and operating costs of the project.

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

June 2006

The following is the Executive Summary extracted from the technical report dated June 15, 2006 and titled “Technical Report on the Lost Creek Property, Wyoming”, which was prepared for the Corporation in accordance with NI 43-101 by C. Stewart Wallis, P.Geo, who at the time of the preparation of the report was a consulting geologist associated with Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc.) (“Technical Report – Lost Creek”).  The full Technical Report – Lost Creek can be viewed under the Corporation’s profile on the SEDAR website at www.sedar.com.

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

Table 1.1 Lost Creek Resources - 2006 Ur-Energy, Inc.
Classification	Tons (millions)	Average Thickness (Ft.)	Grade (% U3O8)	Pounds U3O8 (millions)
Indicated	8.5	19.5	0.058	9.8
Inferred	0.7	9.6	0.076	1.1

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

From 1986 to 1988, Power Nuclear Corporation (PNC) Exploration of Japan acquired a 100% interest in the project from Cherokee Exploration Inc., the then owner of the property, and conducted geologic and in situ leach evaluations. In 2000, New Frontiers Uranium LLC acquired the property and the database from PNC.

About 3,000 rotary drill holes totaling some 1.36 million ft. have been completed on or near the property, with the MMT being drilled off at 200 ft. centers with some infill at closer spacing.

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

Classification of the resources was determined by a combination of grade continuity and drill hole spacing, nominally 200 ft. centers for indicated resources, with the exception of several section lines that have been drilled off at 50 ft. spacing along the sections.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units.  The Corporation maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres (1,097 hectares).  A royalty on future production of one percent (1%), which arises from a data purchase, is in place with respect to certain claims within the project.

Following the completion, in 2007, of all environmental baseline studies, the Lost Soldier project was turned over to the Corporation’s engineering staff for detailed engineering evaluation and study, which has been ongoing; detailed mapping of the roll-front geology, and detailed mine design planning have been prepared.  Corporation staff continued with engineering studies and mine design analyses in 2009.  The Corporation continues to anticipate that regulatory applications for Lost Soldier will be made after the Corporation obtains the Lost Creek licenses and permit to mine, and as corporate priorities are determined for the development of the lands adjacent to Lost Creek.

Technical Report

The following Executive Summary is extracted from the technical report dated July 10, 2006 and titled “Technical Report on the Lost Soldier Property, Wyoming”, which was prepared for the Corporation in accordance with NI 43-101 by C. Stewart Wallis, P.Geo, who at the time of the preparation of the report was a consulting geologist associated with Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc.) (“Technical Report – Lost Solider”).  The Technical Report – Lost Soldier can be viewed under the Corporation’s profile on the SEDAR website at www.sedar.com.

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

Table 1-1 Lost Soldier Resources – 2006 Ur-Energy Inc. Lost Soldier Project
Classification	Tons (millions)	Average Thickness (Ft.)	Grade (% U3O8)	Pounds U3O8 (millions)
Measured	3.9	21.1	0.064	5
Indicated	5.5	17.1	0.065	7.2
Total M+I	9.4	17.2	0.065	12.2
Inferred	1.6	14.5	0.055	1.8

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

Effective June 30, 2005, Ur-Energy entered into the Membership Interest Purchase Agreement where under it agreed to purchase all of the issued and outstanding membership interests in NFU Wyoming for US$20 million as part of a package of properties that includes an extensive database. Ur-Energy staked an additional 17 claims adjoining the original property.

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

C. Organizational structure.

The Corporation has three wholly-owned subsidiaries:  Ur-Energy USA Inc. (“Ur-Energy USA”), a company incorporated under the laws of the State of Colorado for the acquisition and development of properties and, subsequently, more generally for operations in the United States; ISL Resources Corporation (“ISL”), a company incorporated under the laws of the Province of Ontario; and CBM-Energy Inc. (“CBM”), a company incorporated under the laws of the Province of Ontario.  The latter two entities are shell companies with no assets or liabilities other than those related to their incorporation.

ISL has one wholly-owned subsidiary, ISL Wyoming, Inc., a company incorporated under the laws of the State of Wyoming.

Ur-Energy USA has four wholly-owned subsidiaries: NFU Wyoming, LLC (“NFU Wyoming”), a limited liability company formed under the laws of the State of Wyoming to facilitate the Corporation’s acquisition of certain property and assets and subsequently to be the land holding and exploration branch of the companies; NFUR Bootheel, LLC (“NFUR Bootheel”), a limited liability company formed under the laws of the State of Colorado to facilitate the Corporation’s  participation in a limited liability company venture agreement with Crosshair; NFUR Hauber, LLC (“NFUR Hauber”), a limited liability company initially formed under the laws of the State of Colorado to facilitate the Corporation’s  participation in venture at the Corporation’s Hauber project (now with Bayswater); and, Lost Creek ISR, LLC, a limited liability company formed under the laws of the State of Wyoming to hold and operate the Corporation’s Lost Creek property and assets.

NFUR Bootheel is a Member in The Bootheel Project, LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Bootheel and Buck Point properties and the venture formed with Crosshair. Crosshair completed its earn-in to a 75% interest in the Bootheel Project in 2009.  See Item 4.D – Property, plants and equipment.

NFUR Hauber has one wholly-owned subsidiary:  Hauber Project LLC, a limited liability company formed under the laws of the State of Colorado to hold the Corporation’s Hauber project and the venture in which Bayswater has become a Member.  Bayswater is an earn-in Member and the current Manager of the Hauber Project.  Bayswater can earn a 75% interest by incurring eligible exploration expenditures over a four-year period.  See Item 4.D – Property, plants and equipment.

The principal direct and indirect subsidiaries of the Corporation and the jurisdictions in which they were incorporated or organized are set out below:

D. Property, plants and equipment.

In addition to Lost Creek and Lost Soldier, described above, the Corporation has a number of other exploration properties in the United States and Canada, totaling more than 220,000 mineral acres (approximately, 89,000 hectares).

The Corporation also holds an extensive well log and exploration database, which an in-house team of geologists continues to evaluate for the purpose of generating new exploration targets and creating value by identifying other marketable portions of the database.

Lost Creek and Lost Soldier Projects

See Item 4B – Business overview for detailed descriptions and backgrounds of the Lost Creek and Lost Soldier projects.

Corporation’s Projects Adjacent to Lost Creek

The Corporation has expanded its land holdings around Lost Creek, and currently controls a total of 1,753 unpatented mining claims and two State of Wyoming sections for a total of almost 34,000 mineral acres including the Lost Creek permit area, LC North, LC South, EN and Toby project areas.  These totals include the 292 lode mining claims acquired by the Corporation during 2009 through staking and two purchase agreements.

Initial drilling at LC North in 2007 was conducted for purposes of investigating numerous occurrences of uranium-bearing intercepts detected by historical exploration drilling by previous operators in the 1970s and examining the relationships to the mineralization to be mined at Lost Creek. In the 2007 drill program, 30 holes were drilled for a total of 29,600 feet (9,022 meters).

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Corporation completed an agreement reducing an existing royalty within an area of interest arising from transactions dating back to 2006.  With regard to the EN project, and three other areas, the Corporation was able to eliminate the area of interest, and to reduce the royalty (from two percent (2%) to one percent (1%)) on certain specified mining claims.  The results of the 2007 and 2008 drilling programs outside of the Lost Creek permit area along with information from over 725 historic drill holes confirmed mineralization occurring in multiple horizons.

In August 2009, the Corporation announced the results of in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Corporation which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 (not NI 43-101 compliant).  These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. Corporation geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles of redox fronts containing the current Lost Creek deposit.  The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek permit area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons identified by Ur-Energy geologists using an in-house database of historic drill holes and Ur-Energy drill holes.  The Corporation continues to evaluate the exploration potential and is recommending future exploration programs for these areas. The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

Hauber Project LLC

In 2007, the Corporation entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon").  Under the terms of the agreements, the Corporation contributed its Hauber property to Hauber Project.  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project, after which management of the Hauber Project was returned to the Corporation.  A settlement of the remaining obligations of Trigon was reached in July 2009.

Effective December 1, 2009, the Corporation entered into an agreement with Bayswater.  Under the terms of the agreement, Bayswater joined the Hauber Project as the earn-in Member and Manager of Hauber Project, and can earn a 75% interest by incurring eligible exploration expenditures of US$1 million dollars over a four-year period.  The first year’s expenditures will include at least two core drill holes for the purpose of testing the ISR amenability through selected mineralized zones. On January 11, 2010, the Corporation further announced that Bayswater completed an independent NI 43-101 mineral resource estimate on the Hauber Project which concludes the properties hold approximately 1.45 million pounds eU3O8 indicated resources in 432,000 tons at an average grade of 0.17% eU3O8.

The Bootheel Project, LLC

Crosshair completed its earn-in of a 75% interest in the Corporation’s subsidiary, The Bootheel Project, LLC during third quarter 2009.  The interest arises from a venture agreement entered into by the Corporation and a subsidiary of then-Target in June 2007.    Effective March 31, 2009, Target became a wholly-owned subsidiary of Crosshair through a plan of arrangement.  Crosshair’s 75% interest was acquired by spending US$3.0 million in qualified exploration costs, and issuing 125,000 common shares of Target to the Corporation (which was exchanged for 150,000 shares of Crosshair in its acquisition of Target).

Under the terms of the 2007 agreement, the Corporation contributed its Bootheel and Buck Point properties to the Bootheel Project.  The properties cover an area of known uranium occurrences within the Shirley Basin. Crosshair completed agreements in 2008 for additional rights and leased lands in the Bootheel property area, in which the lessor has a 75% mineral interest in the net mineral acres. With the completion of those agreements, the Bootheel Project covers total defined areas at the Bootheel property and the Buck Point property of approximately 8,524 gross, and 7,895 net, mineral acres.  Various royalties exist on future production of uranium and other minerals from the Bootheel Project.

Crosshair released an independent resource estimate on the Bootheel property under NI 43-101 in the third quarter of 2009. This NI 43-101 resource estimate reports that the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 (indicated resource) in 1.4 million short tons, at a grade of 0.038% U3O8 and an inferred resource of 3.25 million pounds U3O8 (in 4.4 million short tons) at an average grade of 0.037% U3O8.  This NI 43-101 report was filed by Crosshair on www.sedar.com. As a result of the Corporation having a 25% interest in the project, it is no longer the controlling Member of the Bootheel Project. Therefore the manner in which the costs for the project’s Bootheel and Buck Point properties are reported in the financial statements has changed from being fully consolidated in the Corporation’s accounts to the investment in the project being treated as an equity investment.  This equity investment is accounted for under the equity accounting method with the net investment reflected on the Corporation’s Balance Sheet.  The Corporation’s share of expenses incurred is shown as loss from affiliate on the Statement of Operations.

Additional U.S. Exploration Activities and Corporation Databases

Ongoing evaluation continues on the Corporation’s historic exploration databases. Throughout 2009, the Corporation acquired rights in additional lands, and field exploration programs continued.  The Corporation dropped its mining claims in Arizona in the third quarter of 2009.  The Corporation holds production royalty interests in various properties in the United States by virtue of land transactions and the sale of the Moorcroft Database.

Canadian Properties

The Corporation has three properties in northern Canada:  Screech Lake, Gravel Hill and Bugs.  The Corporation also retains a 5% royalty interest in the Mountain Lake and Dismal Lake West properties held by Triex Minerals Corporation, which together comprise 58 claims.

Screech Lake and Gravel Hill Properties, Thelon Basin, Northwest Territories Canada

The Thelon Basin is host to the undeveloped Kiggavik-Andrew Lake and End uranium deposits.  The Corporation’s Thelon Basin properties are grass roots projects which the Corporation believes have potential for discovery of high-grade unconformity uranium deposits of the Athabasca style. Of these, the Screech Lake project remains the Corporation’s priority.  The Corporation holds 24 claims, totaling more than 24,000 hectares (59,000 acres).

Various geophysical work has been conducted on the property since 2005, including a field exploration program in 2009.  Highly anomalous radon concentrations and trends have been identified.  The coincidence of consistent high to extremely high radon with deep structure and conductivity combine to make the North Screech radon trend the primary focus of more advanced exploration on the Screech Lake project.

In 2006, an environmental screening study was completed, and an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment.  In 2007, an environmental assessment was completed and a report and recommendation from the Review Board was issued. The Review Board recommended to the Minister of Indian and Northern Affairs Canada (the “Minister”) that the Corporation’s  application to conduct exploratory drilling at the Screech Lake property be rejected due to local native community concerns.  In October 2007, the Corporation received notification that the Minister had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Corporation’s Screech Lake mineral claims.

To date, the Corporation continues its discussions with First Nations groups toward securing an exploration agreement to facilitate the Review Board permitting process for a drill program and further exploration.  In July 2009, an agreement was secured with Lutsel K’e Dene First Nation to conduct surface exploration work (not drilling).  Work carried out in the third quarter of 2009 included claim maintenance, an audio-magnetotelluric (“AMT”) survey and collection of over 500 surface samples for bio-leach and soil gas analysis. Commenced in August 2009, this field program was completed in early September 2009. The primary purpose of the AMT geophysics was to determine depth to the top of the unconformity.  The two geochemical techniques utilized are tools recently developed in the Athabasca Basin to locate anomalous geochemical signatures over blind uranium orebodies. The choice of the survey parameters resulted from the Corporation’s participation in the Canadian Mining Industry Research Organization research program on the application of surface geochemical methods in the Athabasca Basin.  Although no drilling was conducted in 2009, the calculated depth measurements will better define drill equipment requirements for future programs and defined, in part, near-surface unconformity targets and better definition of cross-structures.

The Gravel Hill property consists of approximately 14,000 hectares (35,000 acres).  Assessment work was conducted at Gravel Hill in 2008.  No work was conducted at Gravel Hill in 2009 and there are currently no plans for exploration work in 2010.

Bugs Property, Baker Lake Basin, Nunavut Canada

The Corporation conducted a drilling and field exploration program in 2008 on the Bugs property in the Kivalliq region of the Baker Lake Basin, incurring total exploration and acquisition costs of approximately $2.0 million.  As part of this program, the Corporation utilized funds from the flow-through financing it raised in March 2008. No field work was conducted at the Bugs property in 2009.  The Corporation earned its 100% interest in the property in 2007 by issuing 85,000 Common Shares and reserving a 2% net smelter royalty to the vendor. The Bugs property consists of 19 mineral claims totaling approximately 45,000 acres (18,000 hectares).  There are currently no plans for exploration work at the Bugs property in 2010.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2009, 2008 and 2007.  Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on March 5, 2010.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a United States Nuclear Regulatory Commission Source and Byproduct Material License; Wyoming Department of Environmental Quality Permit and License to Mine and all other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for early 2011; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs, including without limitation, those as LC North and LC South ; (ix) the potential of new exploration targets in the area of Lost Creek, including those at LC North and LC South, to contain 24 – 28 million pounds of U3O8 (not NI 43-101 compliant); (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project; and (xi) the community and regulatory issues with the Screech Lake project and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage Company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (“Annual Information Form”) dated March 5, 2010 which is filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

The potential quantity and grade ranges set forth in regards exploration targets at Lost Creek, LC North and LC South are conceptual in nature only. There has been insufficient exploration to define a mineral resource at the new exploration targets at Lost Creek, LC North and LC South.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 NI 43-101 “Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is primarily focused on uranium exploration in Wyoming, USA where the Company has 12 properties.  Of those, ten properties are in the Great Divide Basin, and two of those (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.    Among its other properties, the Company also has two uranium exploration properties in the Thelon Basin, Northwest Territories, Canada.

Selected Information

The following table contains selected financial information as at December 31, 2009 and December 31, 2008.

	As at December 31, 2009 $	As at December 31, 2008 $

Total assets	81,702,205	101,533,965
Liabilities	(1,550,675)	(3,256,634)

Net assets	80,151,530	98,277,331

Capital stock and contributed surplus	157,725,036	157,118,019
Deficit	(77,573,506)	(58,840,688)

Shareholders’ equity	80,151,530	98,277,331

The following table contains selected financial information for the years ended December 31, 2009, 2008 and 2007 and cumulative information from inception of the Company on March 22, 2004 to December 31, 2009.

	Year Ended December 31, 2009 $	Year Ended December 31, 2008 $	Year Ended December 31, 2007 $	Cumulative from March 22, 2004 through December 31, 2009 $
Revenue	Nil	Nil	Nil	Nil
Total expenses (1)	(17,408,449)	(25,967,711)	(22,959,356)	(88,288,232)
Interest income	890,915	2,494,445	2,816,398	6,969,354
Loss from equity investment	(17,855)	-	-	(17,855)
Foreign exchange gain (loss)	(3,506,111)	5,656,319	(806,420)	2,062,128
Other income (loss)	940,237	(36,638)	-	903,599
Loss before income taxes	(19,101,263)	(17,853,585)	(20,949,378)	(78,371,006)
Recovery of future income taxes	368,445	-	429,055	797,500
Net loss for the period	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)

(1) Stock based compensation included in total expenses	950,874	4,567,206	6,138,922	15,713,071

Loss per common share:
Basic and diluted	(0.20)	(0.19)	(0.24)

Cash dividends per common share	Nil	Nil	Nil

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.  Exploration, evaluation and development expenditures, including annual maintenance and lease fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the 8 most recently completed quarters.

	Quarter Ended
	Dec. 31 2009	Sep. 30 2009	Jun. 30 2009	Mar. 31 2009	Dec. 31 2008	Sep. 30 2008	Jun. 30 2008	Mar. 31 2008
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,419,379)	(5,336,536)	(3,616,032)	(5,036,502)	(7,947,470)	(9,186,720)	(5,502,306)	(3,331,215)
Interest income	141,016	130,519	218,637	400,743	531,148	573,608	600,409	789,280
Loss from equity investment	(4,365)	(13,490)	-	-	-	-	-	-
Foreign exchange gain (loss)	(1,393,136)	(814,255)	(1,933,051)	634,331	5,585,970	(425,801)	(156,296)	652,446
Other income (loss)	(34,878)	1,085,947	(117,332)	6,500	-	(18,203)	3,000	(11,685)
Loss before income taxes	(4,710,742)	(4,947,815)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)	(1,901,174)
Recovery of future income taxes	(429,055)	797,500	-	-	-	-	-	-
Net loss for the period	(5,139,797)	(4,150,315)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)	(1,901,174)

Loss per share – basic and diluted	(0.06)	(0.04)	(0.06)	(0.04)	(0.02)	(0.09)	(0.06)	(0.02)

Overall Performance and Results of Operations

From inception to December 31, 2009, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $138.7 million.  As at December 31, 2009, the Company held cash and cash equivalents, and short-term investments of $43.4 million.  The Company's cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The Company has made significant investments in mineral properties and exploration, evaluation and development expenditures.

Mineral Properties

The Company holds mineral properties in the United States and Canada, including in Wyoming and the Northwest Territories, which total more than 220,000 acres (approximately 89,000 hectares).

USA Properties

Lost Creek Project – Great Divide Basin, Wyoming

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into a Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased all of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the extensively explored and drilled Lost Creek and Lost Soldier projects, other properties, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000), plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek Project claims.

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, NI 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 % as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 % as an inferred resource.

Lost Creek Regulatory History

The Company continues to advance matters to obtain an NRC Source and Byproduct Material License (the “NRC License”) for the Lost Creek project.   The NRC is required to complete two reports, the Safety and Environmental Report (“SER”) and the Supplemental Environmental Impact Statement (“SEIS”), prior to issuing an NRC License.  Based upon guidance from the NRC, Ur-Energy anticipates the issuance of its NRC License in the third quarter 2010.  The history and milestones to date of the NRC application process for Lost Creek are as follows:

DATE	EVENT
October 2007	Company submitted Application to the NRC
June 2008	NRC notified the Company that the Acceptance Review was complete: the Application was found sufficient to proceed with technical review
September 2008	NRC delay in completion of the draft Generic Environmental Impact Study (“GEIS”) for in-situ recovery announced; anticipated publication delayed until June 2009
November 2008	NRC provided the Company with a Request for Additional Information (“RAI”) for the technical review portion of the Application
Fourth quarter 2008-
first quarter 2009	The Company submitted responses to the NRC’s RAI for Lost Creek technical review.
March 2009	NRC provided the Company with an RAI for the environmental review portion of the Application
May 2009	NRC advised all applicants for new ISR operations that, in addition to the GEIS guidelines, a site-specific SEIS will be required
June 2009	The Company submitted responses to the NRC’s RAI for Lost Creek environmental review
June 2009	GEIS issued by NRC
August 2009	The Company submitted additional responses to health physics RAI items
December 2009	Draft SEIS on Lost Creek issued by NRC and draft SER completed by NRC
February 2010	The Company submitted comments regarding Draft SEIS
March 2010	NRC extends comment period until March 3; the NRC is processing comments received from the public and other regulators

The U.S. Bureau of Land Management (“BLM”) has determined that its project environmental review and approval will be independent of the environmental review process carried out by the NRC. In response, the Company submitted a Plan of Operations to the BLM in November 2009. The BLM appointed a coordinator for the review process and the review, including public comment and selection of a contractor for the environmental review, has commenced. The BLM’s decision of record on the Plan is expected in the summer of 2010.

The Company continues to advance matters to obtain a WDEQ Permit to Mine for the Lost Creek project.  In December 2007, the Company submitted the Lost Creek Permit to Mine Application to the WDEQ.  The WDEQ Application was deemed complete in May 2008.  Throughout 2009, WDEQ issued various technical comments in its review of the Application, and the Company has filed responses to those comments.  The data package for Mine Unit #1 was submitted to the WDEQ in December 2009 and initial comments were received from WDEQ in February 2010.  The Company anticipates filing its responses to those comments before the end of first quarter 2010.   Ur-Energy anticipates the issuance of Lost Creek's WDEQ Permit to Mine in the summer of 2010.

On March 5, 2010, the U.S. Fish and Wildlife Service (“USFWS”), in compliance with a federal court order, submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse – whose habitat includes Wyoming. A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species. When higher priority listing actions have been addressed by the USFWS for other species, a proposed listing rule is prepared and issued for public comment. This means that until the USFWS finalizes a listing determination, the greater sage grouse will remain under state management.  As a part of its WDEQ Application, the Company has submitted a Wildlife Protection Plan regarding, among other issues, the sage grouse. The Company conducted several meetings during 2009 and early  2010 with the WDEQ and Wyoming Department of Game and Fish to facilitate the processing and acceptance of the mitigation plan as a part of the WDEQ Permit.

The Company has submitted to the WDEQ-Water Quality Division an application for a permit for up to five Class 1 Underground Injection Control (“UIC”) disposal wells.  These wells, utilized for deep geologic disposal of liquid waste, will be located within the Lost Creek permit area.  The Company acquired detailed data including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates from a deep test well drilled in 2008.   This data set was used to support the application which was submitted to WDEQ – Water Quality Division on June 29, 2009. WDEQ processing of this particular application was delayed initially as a result of WDEQ staffing issues, but progressed with the issuance in late November 2009 of technical comments, to which the Company submitted its responses on February 1, 2010.  The Company anticipates the receipt of this permit in the second quarter of 2010.

The Sweetwater County Development Plan was approved in December 2009.  The Air Quality permit was issued by the WDEQ to Lost Creek on January 20, 2010.  Additional permit applications are under review by various agencies, with approvals expected in advance of the NRC License.

Lost Creek Development Program – Drilling, Planning and Procurement

The Company established a framework to demonstrate the economic viability of the Lost Creek project.  In April 2008, the Company released an independent technical report under NI 43-101 prepared by Lyntek Inc. (“Lyntek”), entitled Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (“Preliminary Assessment”).   The Preliminary Assessment provides an analysis of the economic viability of the mineral resource of the Lost Creek project.  The base case in the Preliminary Assessment returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.  Lyntek also concluded that the uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen) and that an overall recovery of uranium in the range of 85% appears reasonable.  The Preliminary Assessment is available for review on www.sedar.com.

The Company continued its development program at Lost Creek during 2009.  The first phase of the 2009 program included the drilling and installation of 15 monitoring wells (11,770 feet / 3,590 meters) to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon underlying the horizon presently being permitted.  The Company also completed mechanical integrity testing of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements.

In July 2009, the delineation drilling program at Lost Creek continued with 235 additional drill holes originally planned.  As the program progressed, additional drill holes were planned and the program was extended through February 2010, to further investigate mineralization found in unanticipated locations.  As of February 28, 2010, 277 holes were completed (for a total of 196,840 feet (59,341 meters)) to support definition of future proposed mining areas.   As well, in early 2010, additional monitor wells were drilled and other work completed

During 2009, the Company’s engineering staff, assisted by TREC Inc., completed the detailed designs and specifications for all components of the Lost Creek plant.  The Company’s bid process was completed in fourth quarter 2009, when the Company announced its selection of Fagen, Inc. as general contractor of the Lost Creek plant construction project.  Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, requests for quotations for all major process equipment at Lost Creek were prepared and solicited from vendors and contractors.  Bids were evaluated and procurement was ongoing throughout 2009.

One purchase order totaling US$1,323,834 was issued during the second quarter of 2009 for ion exchange columns and other process equipment.  Payments of US$861,525 have been made, with a final payment due upon completion.  An additional purchase order for US$319,357 was issued during the second quarter of 2009 to initiate the drawing and approval process for other plant equipment.  Progress payments will be required once the final drawings are approved, the final configuration is decided upon and the final price is determined.

Company Projects Adjacent to Lost Creek

In 2009, the Company expanded its land holdings around Lost Creek and currently controls a total of 1,753 unpatented mining claims and two State of Wyoming sections for a total of almost 34,000 mineral acres including the Lost Creek permit area, LC North, LC South, EN and Toby project areas.  These totals include the 292 lode mining claims acquired by the Company during 2009 by way of staking and purchase agreements.

Initial drilling at LC North in 2007 was conducted for the purpose of investigating numerous occurrences of uranium-bearing intercepts detected by historical exploration drilling by previous operators in the 1970s and examining their relationships to the mineralization to be mined at the Lost Creek project.  In the 2007 drill program, 30 holes were drilled for a total of 29,600 feet (9,022 meters).

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Company completed an agreement with regard to the EN project reducing an existing royalty from two percent (2%) to one percent (1%) on specified mining claims and eliminating an area of interest arising from transactions dating back to 2006.  The results of the 2007 and 2008 drilling programs outside of the Lost Creek permit area along with information from over 725 historic drill holes confirmed mineralization occurring in multiple horizons within the EN project area.

In August 2009, the Company announced the results of in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Company which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 (not NI 43-101 compliant).  These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. Company geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles of redox fronts containing the current Lost Creek deposit.  The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek permit area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons identified by Ur-Energy geologists during the evaluation.  The Company continues to evaluate the exploration potential and is recommending future exploration programs for these areas. The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

Lost Soldier Project – Great Divide Basin, Wyoming

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units.  The Company maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  A royalty on future production of one percent (1%), which arises from a data purchase, is in place with respect to certain claims within the project.  In 2009, the Company’s staff continued with engineering studies and mine design analysis of Lost Soldier.  The Company continues to anticipate development of regulatory applications for Lost Soldier will come be made the Company obtains the Lost Creek licenses and permit to mine, and as corporate priorities are determined for the development of the lands adjacent to Lost Creek.

Hauber Project LLC – Northeastern Wyoming

The Company’s Hauber property is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon") for the formation of a venture project to be known as Hauber Project LLC (the “Hauber Project”).  Under the terms of the agreements, the Company contributed its Hauber property, and Trigon was to make contributions through eligible exploration expenditures on the property.   Having resigned from the Hauber Project effective August 1, 2008, Trigon and the Company resolved the continuing obligations of Trigon by settlement agreement in July 2009.

Effective December 1, 2009, NCA Nuclear, Inc. (“NCA Nuclear”), a subsidiary of Bayswater Uranium Corporation, entered the Hauber Project as a Member, entitled to earn in to 75% interest through the expenditure of US$1,000,000 in qualified exploration costs over a four-year period.  NCA Nuclear will also act as Manager of Hauber Project.

In January 2010, NCA Nuclear completed an NI 43-101 mineral resource estimate of the properties at the Hauber Project, authored by Thomas C. Pool, P.E., of International Nuclear, Inc. The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of eU3O8 (Indicated Resources) in 423,000 tons at an average grade of 0.17% eU3O8.   Bayswater has filed the NI 43-101 report on www.sedar.com.

As a part of its 2010 obligations under the venture agreement, NCA Nuclear will drill at least two drill holes for the purpose of testing in situ recovery amenability of the uranium mineralization.

The Bootheel Project, LLC – Shirley Basin, Wyoming

Crosshair Exploration & Mining Corp (“Crosshair”) completed its earn-in of a 75% interest in the Company’s subsidiary, The Bootheel Project, LLC (the “Bootheel Project”) during the third quarter of 2009.  The interest arises from a venture agreement entered into by the Company and a subsidiary of then Target Exploration & Mining Corp. (“Target”) in June 2007.    Effective March 31, 2009, Target became a wholly-owned subsidiary of Crosshair through a plan of arrangement.  Crosshair’s 75% interest was acquired by spending US$3.0 million in qualified exploration costs, and issuing 125,000 common shares of Target to the Company (which was exchanged for 150,000 common shares of Crosshair in its acquisition of Target).

Under the terms of the 2007 agreement, the Company contributed its Bootheel and Buck Point properties to the Bootheel Project.  The properties cover an area of known uranium occurrences within the Shirley Basin.  Crosshair completed agreements in 2008 for additional rights and leased lands in the Bootheel property area, in which the lessor has a 75% mineral interest in the net mineral acres. With the completion of those agreements, the Bootheel Project covers total defined areas at the Bootheel property and the Buck Point property of approximately 8,524 gross, and 7,895 net, mineral acres.  Various royalties exist on future production of uranium and other minerals from the Bootheel Project properties.

In 2008, Crosshair completed a 50,000 feet (15,250 meters) drilling program on the Bootheel property. In January 2009, Crosshair announced that, on behalf of the Bootheel Project, it had completed the acquisition of the final historic data package comprising geophysical and geological data from approximately 290,000 feet (88,400 meters) of drilling carried out by Cameco, Kerr McGee and Uradco.  Additional historic data, acquired by the Company in 2007, has also been made available to the Bootheel Project.

Crosshair released an independent resource estimate on the Bootheel property under NI 43-101 in the third quarter of 2009. This NI 43-101 resource estimate reports that the Bootheel property contains 1.09 million pounds of U3O8 (indicated resource) in 1.4 million short tons, at a grade of 0.038% U3O8, and an inferred resource of 3.25 million pounds U3O8 (in 4.4 million short tons) at an average grade of 0.037% U3O8. This NI 43-101 report was filed by Crosshair on www.sedar.com.

As a result of Crosshair’s earn-in, the Company now has a 25% interest in the Bootheel Project.  As the Company is no longer the controlling Member of the Bootheel Project from the date Crosshair completed its earn-in, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

Additional U.S. Exploration Activities and Company Databases

In August 2009, the Company completed the sale of the Moorcroft Database to Peninsula Minerals Limited (“Peninsula”) for US$1,000,000, and a royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming in which Peninsula reports that it is the dominant mineral rights holder in the area.  The Company obtained the Moorcroft Database as a part of its acquisition of NFU Wyoming, LLC in 2005, which also included several other historic databases.  The net profit of $1,079,475 from this sale is included in the Company’s Other Income in the Statement of Operations.

Ongoing evaluation continues of the exploration databases owned by the Company.

Throughout 2009, the Company acquired rights in additional lands, and field exploration programs continued. The Company dropped its mining claims in Arizona in the third quarter of 2009.

Canadian Properties

Screech Lake Property, Thelon Basin, Northwest Territories

Throughout 2009, the Company continued its discussions with First Nations groups in respect to its Screech Lake property.  An agreement was secured with Lutsel K’e Dene First Nation to conduct surface exploration work in 2009 but no agreement has been obtained to carry out drilling.

Work carried out in the third quarter of 2009 included claim maintenance, an audio-magnetotelluric (“AMT”) survey and collection of over 500 surface samples for bio-leach and soil gas analysis. Commenced in August 2009, this field program was completed in early September 2009. The primary purpose of the AMT geophysics was to determine depth to the top of the unconformity.  The two geochemical techniques utilized are tools recently developed in the Athabasca Basin to locate anomalous geochemical signatures over blind uranium ore bodies. The choice of the survey parameters resulted from Ur-Energy’s participation in the Canadian Mining Industry Research Organization research program on the application of surface geochemical methods in the Athabasca Basin. No drilling was conducted in 2009.  However, for future programs, the calculated depth measurements obtained through this year’s geophysical work will better define drill equipment requirements and have defined, in part, near-surface unconformity targets and better definition of cross-structures.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table summarizes the results of operations for the years ended December 31, 2009 and 2008.

	Year Ended December 31,
	2009	2008	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(5,430,480)	(6,904,564)	1,474,084	-21%
Exploration and evaluation expense	(4,944,227)	(9,922,798)	4,978,571	-50%
Development expense	(6,931,303)	(8,854,536)	1,923,233	-22%
Write-off of mineral properties	(102,439)	(285,813)	183,374	-64%
Total expenses	(17,408,449)	(25,967,711)	8,559,262	-33%
Interest income	890,915	2,494,445	(1,603,530)	-64%
Loss from equity investment	(17,855)	Nil	(17,855)	NA
Foreign exchange gain (loss)	(3,506,111)	5,656,319	(9,162,430)	-162%
Other income (loss)	940,237	(36,638)	976,875	-2666%
Loss before income taxes	(19,101,263)	(17,853,585)	(1,247,678)	7%
Recovery of future income taxes	368,445	Nil	368,445	NA
Net loss for the period	(18,732,818)	(17,853,585)	(879,233)	5%

Loss per share – basic and diluted	(0.20)	(0.19)	(0.01)	5%

Expenses

Total expenses for the year 2009 were $17.4 million which include G&A expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  These expenses decreased by $8.6 million from a 2008 total of $26.0 million.  This decrease was driven in large part by the decrease in stock compensation expense of $3.6 million.  This decrease is a result of lower ongoing expense due to a decrease in the weighted-average option price and the voluntary return to the Company by option holders of options with an exercise price of $4.75 or higher in the third quarter of 2008.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date out of which $0.9 million was recorded in G&A expense and $1.3 million was recorded in exploration and evaluation expense.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions.  The primary reason for the decrease in these expenses in 2009 was lower stock compensation expense, which decreased $1.5 million during the year due to the 2008 cancellation discussed above.  Excluding stock compensation expense, G&A expense remained constant for the year.

The primary reason for the decrease in exploration and evaluation expense was the transition of the Company’s Lost Creek property from the evaluation stage to the development stage.  This transition happens when sufficient evidence of mineral resources has been identified to justify the development of the property for mining activities and filing the applications for the mining permits.  As a result, direct project evaluation expenditures decreased $1.6 million during the year.  Exploration costs in Canada decreased $1.1 million as a result of a larger exploration program at the Company’s Bugs project in Nunavut in 2008 compared to the program conducted at Screech Lake in 2009. Stock compensation expense charged to exploration and evaluation declined $1.4 million in the year.

Development expense relates entirely to the Company’s Lost Creek property, which entered the development stage in the second quarter of 2008.  Total costs were lower by $1.9 million for the year compared with 2008.  The primary changes in development costs for the year were reductions in costs related to the deep test well for ground water sampling in support of the application for Class I UIC permit of $2.2 million, decreases in drilling costs of $0.9 million, decrease in stock compensation of $0.3 million and decreases in logging costs of $0.2 million.  These were offset by increases in labor of $0.6 million and permitting of $1.2 million for the year.  Combined expenditures for mineral development activities (exploration, evaluation and development) decreased by $6.0 million for the year ended December 31, 2009, when compared to the comparable period in 2008.

During 2009, the Company wrote off $38,878 in mineral property costs associated with claims in Yuma County, Arizona and $63,561 of Eyeberry property costs in Canada.    In 2008, the Company wrote off $0.3 million of mineral property costs related to the Harding and Fall River projects in South Dakota.

Other income and expenses

The Company's cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2009 as compared to those in 2008.

During the year ended December 31, 2009, the Company sold its database of geologic information related to its Moorcroft project in Wyoming for US$1.0 million.  The gain of $1.1 million on this sale is reported in Other Income for 2009.

The net foreign exchange loss for the year ended December 31, 2009 arose primarily due to cash resources held in U.S. dollar accounts as the U.S. dollar weakened relative to the Canadian dollar during the period.

Income taxes

During 2008, the Company raised $2,750,000 through the sale of common shares covered by a flow-through election.  This election requires that all capital raised under this election be used for exploration and evaluation of Canadian mineral interests prior to the end of the following calendar year.  The Company then files a document with Revenue Canada renouncing its right to claim those expenditures for income tax purposes and passes them through to the purchasers of the common shares.

During 2009, the Company filed the renouncement with the taxing authorities and completed the expenditure of the funds raised in 2008.  As a result, the Company recognized a future tax liability in 2009 for the tax benefit that was renounced, while reducing capital stock by the same amount.

In 2009 and 2008, the Company recorded operating losses in both Canada and the United States.  The benefit of these losses has been recognized only to the extent that the Company had future income tax liabilities arising from the issuance of flow-through shares.  Consequently, the Company recorded an income tax recovery in 2009 to offset the future income tax.  Management has concluded that it is not yet more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2009 were $0.20 (2008 – $0.19).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table summarizes the results of operations for the years ended December 31, 2008 and 2007.

	Year Ended December 31,
	2008	2007	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(6,904,564)	(7,305,315)	400,751	-5%
Exploration and evaluation expense	(9,922,798)	(15,654,041)	5,731,243	-37%
Development expense	(8,854,536)	Nil	(8,854,536)	NA
Write-off of mineral properties	(285,813)	Nil	(285,813)	NA
Total expenses	(25,967,711)	(22,959,356)	(3,008,355)	13%
Interest income	2,494,445	2,816,398	(321,953)	-11%
Foreign exchange gain (loss)	5,656,319	(806,420)	6,462,739	-801%
Other income (loss)	(36,638)	Nil	(36,638)	NA
Loss before income taxes	(17,853,585)	(20,949,378)	3,095,793	-15%
Recovery of future income taxes	Nil	429,055	(429,055)	NA
Net loss for the period	(17,853,585)	(20,520,323)	2,666,738	-13%

Loss per share – basic and diluted	(0.19)	(0.24)	0.05	-21%

Expenses

Total expenses for the year ended December 31, 2008 were $26.0 million as compared to $23.0 million in 2007.  Total expenses include G&A expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

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

G&A expense relates primarily to the Company’s administration, finance, investor relations, land and legal functions in Littleton, Colorado.  During 2008, the Company continued to expand the Casper, Wyoming office.  The Company strengthened key staffing areas adding eight positions primarily aimed at enhancing operating expertise at the Casper office.  Accordingly, the Denver and Casper offices were also expanded to accommodate and support the staffing additions.

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

During the third quarter of 2008, the Company relinquished leases associated with the Harding and Fall River projects in South Dakota and wrote-off the approximately $0.3 million in costs related to these projects.  There were no write offs in 2007.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the year ended December 31, 2008, the Company earned interest income on these investments of $2.5 million, as compared to $2.8 million in 2007.  After the May 2007 bought deal public offering and the March 2008 flow-through share private placement financing, the Company’s average cash resources increased significantly.  However, the Company does not generate any revenue from operating activities and its average cash resources, and the resulting interest income, have declined since the two financings were completed.

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

In 2007, the Company also recorded losses in both jurisdictions against which full valuation allowances were applied, except in respect of the Company’s ISL Resources Corporation (“ISL Resources”) subsidiary.  The Company acquired ISL Resources in 2004 and recorded a future tax liability upon the acquisition related to the difference between management’s estimate of the tax basis and the fair value assigned to the assets acquired.  In 2007, management filed tax returns for ISL Resources for the pre-acquisition period and established additional tax basis for the ISL Resources assets and consequently recorded a reduction in the future tax liability related to these assets.

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2008 were $0.19 (2007 – $0.24).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $43.4 million, a decrease of $21.6 million from the December 31, 2008 balance of $65.0 million.  The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the twelve months ended December 31, 2009, the Company used $17.0 million of its cash resources to fund operating activities and $1.5 million for investing activities (excluding short term investment transactions), with the remaining $2.7 million decrease being related to the effects of foreign exchange rate changes on cash resources.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties.  Operating activities used $17.0 million of cash resources during the year ended December 31, 2009, as compared to $16.5 million for the same period in 2008.  The primary reasons for the increased expenditures was cash used to settle payables, and lower interest income that was offset by the sale of the Moorcroft Database.  The Company received less interest income in 2009 due to lower average cash resource balances and lower interest rates.

During the year ended December 31, 2009, the Company invested cash resources of $2.0 million in mineral properties, bonding deposits, capital assets and pre-construction activities related to plant design and equipment purchases at Lost Creek.  The majority of these expenditures went toward increased bonding deposits ($0.9 million) and deposits related to ordering Lost Creek processing facility equipment that has a long manufacturing lead time ($1.1 million).

Financing Transactions

On November 7, 2008, the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan took effect immediately, in accordance with TSX requirements, the Company sought approval and ratification by its shareholders.  At the annual and special meeting of shareholders held on April 28, 2009, the shareholders of the Company approved and ratified the Rights Plan.

Effective January 1, 2010, the Rights Agent was changed to Computershare Investor Services Inc., pursuant to a successor agreement to the Rights Plan.   Notice of the change of Rights Agent was provided to shareholders of the Company.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at December 31, 2009 and December 31, 2008 is as follows:

	December 31, 2009	December 31, 2008	Change

Common shares	93,940,568	93,243,607	696,961
Stock options	8,361,452	6,228,700	2,132,752
Fully diluted shares outstanding	102,302,020	99,472,307	2,829,713

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As at December 31, 2009	As at December 31, 2008
	$	$

Cash on deposit at banks	308,918	392,170
Guaranteed investment certificates	287,500	9,087,500
Money market funds	25,564,505	1,031,882
Certificates of deposit	6,296,400	15,288,183

	32,457,323	25,799,735

The Company’s short term investments are composed of:

	As at December 31, 2009	As at December 31, 2008
	$	$

Guaranteed investment certificates	2,342,637	25,693,540
Certificates of deposit	8,589,464	13,480,660

	10,932,101	39,174,200

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.50% and mature at various dates up to December 15, 2010.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.2 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government, leaving approximately $37.7 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2009, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2009 the Company’s liabilities consisted of trade accounts payable of $1,046,963, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short term investments which earn interest.

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

Currency risk

The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2009 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$38.1 million (US$26.5 million as at December 31, 2008) and had accounts payable of US$0.8 million (US$1.7 million as at December 31, 2008) which were denominated in  U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $3.9 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having yearend cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the twelve months ended December 31, 2009 and 2008, the Company did not participate in any material transactions with related parties.

Proposed Transactions

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

As a part of their annual mineral property analysis, management reviewed all of the Company’s significant mineral properties for potential impairment as at December 31, 2009.

For the Company’s Lost Creek property, management reviewed the calculations done as of December 31, 2009 and determined that despite a slight decline in the future prices of uranium, the underlying costs, assumptions and timelines had not changed significantly and therefore no impairment existed as of December 31, 2009.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

Other than for those properties written off during the year, management did not identify impairment indicators for any of the Company’s mineral properties.

At December 31, 2008, the disruption and uncertainty in the global economy and the decrease in the Company’s share price over the previous year caused management to review all of the Company’s significant mineral properties for potential impairment.  Management concluded that the fair value of these properties exceeded the carrying amount.  No impairment charges were recorded as at December 31, 2008 as a result of those reviews.

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

Changes in Accounting Policies Including Initial Adoption

New Accounting Standards

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on these consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the requirement for publicly-accountable companies to adopt International Financial Reporting Standards (“IFRS”) will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

During the second quarter of 2009, the Company’s senior finance staff attended IFRS training classes and identified an IFRS project team leader.  In the third quarter of 2009, staff members attended an intensive workshop and conducted  an IFRS scoping study and IFRS management plan to assess the impact of the transition to IFRS on the Company’s accounting policies and to establish a project plan to implement IFRS.  The scoping and management plan were approved by the Company’s Audit Committee on October 28, 2009.

The following table summarizes the Company’s plans for implementing the IFRS Changeover.

Key Activity	Milestones/Deadlines	Effort Accomplished by December 31, 2009
Phase 1: Preliminary Scoping Study

Preparation of the IFRS Scoping Study
Understand, identify and assess the overall effort required by the Company to produce financial information in accordance with IFRS

Preparation of a Project Management Plan to accomplish the conversion
	IFRS Scoping Study and Project Management Plan prepared by the end of Q4 2009	Draft IFRS Scoping Study and Project Management Plan approved by the Company’s Audit Committee on October 28, 2009

Phase 2: Project Setup and Evaluation

Project set up	Identification of key differences between Canadian GAAP and IFRS for each significant accounting component by end of Q4 2009	Key components identified and ranked in terms of financial statement impact and implementation effort/complexity

Comprehensive Component Evaluation and Issues Resolution	Comprehensive component evaluations completed by Q2 2010	As part of the Phase 1 IFRS Scoping Study, preliminary component evaluations were completed and significant accounting policy choices identified; Comprehensive component evaluations are underway

Key Activity	Milestones/Deadlines	Effort Accomplished by December 31, 2009
Systems Evaluations and Training	Systems and internal control evaluations completed by Q2 2010	Internal and Financial Reporting Control Documentation was completed with consideration of the changes that the conversion to IFRS will require

	Education and training programs for board members and top management commenced by Q4 2009 and staff by Q2 2010	Executive Summary of Phase 1 Scoping Study presented in October 2009; Training program commenced

Financial Statement Presentation
Preliminary outline of basic financial statements under IFRS by end of Q2 2010
Work to commence following comprehensive component evaluation and issues resolution

Ready for implementation by end of Q3 2010

Phase 3: Implementation and Embedding

Implement changes	Quantification of changes to Canadian GAAP statements to arrive at IFRS based numbers Will commence in Q2 2010 for the 2010 opening balances and continue through Q1 2011 for all 2010 statements

Embed the change	Embed the changes into the accounting and reporting systems in order to be ready for conversion in Q1 2011	Overall IFRS implementation on track

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) is accumulated and communicated to Company management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. Management's assessment of the effectiveness of the Company’s internal control over financial reporting set forth below is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Company’s management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Company management concluded that, as of December 31, 2009, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 5, 2010 which is filed on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Item 5C – Research and development, patents and licenses, etc.

None

Item 5D – Trend Information.

As the corporation is still in the development stage, there are no trends affecting operations or the related results.

Item 5F – Tabular disclosure of contractual obligations

	As of December 31, 2009
	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
	$	$	$	$	$
Operating Lease commitments	288,082	253,016	-	-	541,098
Asset retirement obligations (1)	348,401		-	155,311	503,712
Purchase obligations	820,443	-	-	-	820,443
Total	1,456,926	253,016	-	155,311	1,865,253
(1) Asset retirement obligations include estimates about future reclamation costs, mining schedules, timing of the performance of reclamation work, obtaining permits on a timely basis and the quantity of ore reserves, an analysis of which determines the ultimate closure date and impacts the discounted amounts of future asset retirement liabilities. The amounts shown above are undiscounted to show full expected cash requirements

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management.

Directors

Set out below are the names, committee memberships (as at the date hereof), municipalities of residence, principal occupations and periods of service of the directors of the Corporation.

Name	Position with Corporation and Principal Occupation Within the Past Five Years	Period of Service as a Director

Jeffrey T. Klenda Golden, Colorado	Chair and Executive Director	August 2004 – present

W. William Boberg (5) Morrison, Colorado	President, Chief Executive Officer and Director	January 2006 – present

James M. Franklin (5) Ottawa, Ontario	Director, Consulting Geologist / Adjunct Professor of Geology Queen’s University, Laurentian University and University of Ottawa	March 2004 – present

Paul Macdonell (1)(2)(3)(4)(6) Mississauga, Ontario	Director Senior Mediator, Government of Canada	March 2004 – present

Robert Boaz (1)(2)(3)(4) Mississauga, Ontario	Director Mining Company Executive	March 2006 – present

Thomas Parker (1)(2)(3(4)(5) Kalispell, Montana	Director Mining Company Executive	July 2007 – present
__________
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Treasury & Investment Committee.
(5)	Member of the Technical Committee.
(6)
Mr. Macdonell was a former director of Wedge Energy International Inc. (“Wedge”).  Wedge was subject to a Management Cease Trade Order imposed by the Ontario Securities Commission (“OSC”) on May 31, 2007 for the late filing of Wedge’s financial statements for the period ended March 31, 2007.  The Order was lifted by the OSC on August 14, 2007.

The following sets out additional information with respect to the age, education, experience and employment history of each of the directors and officers referred to above during the past five years.

Jeffrey T. Klenda, 53, B.A.	Chair & Executive Director

Mr. Klenda graduated from the University of Colorado in 1980 and began his career as a stockbroker specializing in venture capital offerings. Prior to founding the Corporation in 2004, he worked as a Certified Financial Planner and was a member of the International Board of Standards and Practices.  In 1986, he started Klenda Financial Services, an independent financial services company providing investment advisory services to high-end individual and corporate clients as well as providing venture capital to corporations seeking entry to the U.S. securities markets. In the same year Mr. Klenda formed Independent Brokers of America, Inc., a national marketing organization. He also served as President of Security First Financial, a company he founded to provide consultation to individuals and corporations seeking investment management and early stage funding. Over the last 30 years, Mr. Klenda has acted as an officer and/or director for numerous publicly traded companies.  Mr. Klenda has served as the Chair of the Board of Directors and Executive Director of the Corporation since 2006.

W. William (Bill) Boberg, 70, M.Sc., P Geo	President, Chief Executive Officer& Director

Mr. Boberg is the Corporation’s President and Chief Executive Officer and a director (since January 2006).  Previously, Mr. Boberg was the Corporation’s senior U.S. geologist and Vice President U.S. Operations (September 2004 to January 2006). Before his initial involvement with the Corporation in 2004, he was a consulting geologist having over 40 years experience investigating, assessing and developing a wide variety of mineral resources in a broad variety of geologic environments in western North America, South America and Africa.  Companies that Mr. Boberg has worked for include Gulf Minerals, Hecla Mining, Anaconda, Continental Oil Minerals Department, Wold Nuclear, Kennecott, Western Mining, Canyon Resources and Africa Mineral Resource Specialists.  Mr. Boberg has over twenty years of experience exploring for uranium in the continental US. He discovered the Moore Ranch Uranium Deposit, the Ruby Ranch Uranium Deposit as well as several smaller deposits in Wyoming's Powder River Basin.  He received his Bachelor’s Degree in Geology from Montana State University and his Master’s Degree in Geology from the University of Colorado.  He is a registered Wyoming Professional Geologist and fellow of the Society of Economic Geologists.  He is a member of the Society for Mining, Metallurgy & Exploration Inc., American Institute of Professional Geologists (for which he is a certified geologist), the Denver Regional Exploration Society and the American Association of Petroleum Geologists.  Mr. Boberg is also a director for Aura Silver Resources Inc. (since June 2008).

James M. Franklin, 67, Ph. D., FRSC, P. Geo	Director & Chair of the Technical Committee

Dr. Franklin has over 40 years experience as a geologist. He is a Fellow of the Royal Society of Canada. Since January 1998, he has been an Adjunct Professor at Queen’s University, since 2001, at Laurentian University and since 2006 at the University of Ottawa. He is a past President of the Geological Association of Canada and of the Society of Economic Geologists. He retired as Chief Geoscientist, Earth Sciences Sector, the Geological Survey of Canada in 1998. Since that time, he has been a consulting geologist and is currently a director of Aura Silver Resources Inc. (since October 2003) and Spider Resources Ltd. (since July 2006).

Paul Macdonell, 57, Diploma Public Admin.	Director & Chair of Compensation Committee

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

Robert Boaz, 58, M. Economics, Hon. BA	Director & Chair of the Corporate Governance and Nominating Committee

Mr. Boaz has 18 years of experience in the investment banking business after a career in the power and natural gas industry where he held management positions for Ontario Hydro, Saskatchewan Power and Consumers Gas.  He has held senior management positions in a number of firms in the investment industry with direct responsibilities related to research, portfolio management, institutional sales and investment banking.  From 2004 to March 2006, Mr. Boaz served as Managing Director Investment Banking with Raymond James Ltd. in Toronto.  From 2000 to 2004, Mr. Boaz was Vice President and Head of Research and in-house portfolio strategist for Dundee Securities Corporation.  Mr. Boaz is currently the President, Chief Executive Officer and a director of Aura Silver Resources Inc., a director of AuEx Ventures Inc. and chair of the board of directors and audit committee of Solex Resources Corp.

Thomas Parker, 67, M.Sc., P.E.	Director & Chair of the Audit Committee

Mr. Parker has worked extensively in senior management positions in the mining industry for the past 43 years.  Mr. Parker is a mining engineer graduate from South Dakota School of Mines, with a Master’s Degree in Mineral Engineering Management from Penn State. Mr. Parker is President and CEO of US Silver Corporation before which he was President and CEO of Gold Crest Mines, Inc., a Spokane-based gold exploration company. Prior to such position, he was the President and CEO of High Plains Uranium, Inc. a junior uranium mining company acquired by Energy Metals in January 2007. Mr. Parker also served for 10 years as Executive Vice President of Anderson and Schwab, a management consulting firm. Prior to Anderson and Schwab, Mr. Parker held many executive management positions with, including Costain Minerals Corporation, ARCO, Kerr McGee Coal Corporation and Conoco.  He also has worked in the potash, limestone, talc, coal and molybdenum industries and has extensive experience in Niger, France and Venezuela.

Additional Executive Officers

Roger L. Smith, 51, CPA, MBA	Chief Financial Officer and Vice President, Finance, IT and Administration

Mr. Smith has 25 years of mining and manufacturing experience including finance, accounting, IT, ERP and systems implementations, mergers, acquisitions, audit, tax and public and private reporting in international environments.  Mr. Smith joined Ur-Energy in May 2007 after having served as Vice President, Finance for Luzenac America, Inc., a subsidiary of Rio Tinto PLC and Director of Financial Planning and Analysis for Rio Tinto Minerals, a division of Rio Tinto PLC from September 2000 to May 2007.  Mr. Smith has also held such positions as Vice President Finance, Corporate Controller, Accounting Manager, Internal Auditor with companies such as Vista Gold Corporation, Westmont Gold Inc. and Homestake Mining Corporation.  He has a Masters of Business Administration and Bachelor of Arts in Accounting from Western State College, Gunnison, Colorado.

Harold A. Backer, 68, B.Sc.	Executive Vice President, Geology & Exploration

Mr. Backer is the Corporation’s Executive Vice President, Geology & Exploration. He has over 42 years experience in the mining industry participating in major exploration programs in the commodities of gold, uranium, copper, and phosphate. In exploration, he has worked for Kalium Chemicals, Chevron Resources and as Senior VP Exploration for Goldbelt Resources. As a Consulting Economic Geologist, he has participated in numerous pre-feasibility mining studies (open pit and underground projects) as a team leader and in a management position on projects in North America and in the countries of the former Soviet Union.  Mr. Backer joined Ur-Energy more than five years ago and has assumed various responsibilities as an officer before becoming Executive VP of Geology & Exploration.

Paul W. Pitman, 62, B.Sc. Hon. Geo., P. Geo	Vice President, Canadian Exploration

Mr. Pitman has over 40 years experience as an exploration geologist. He began his career with Gulf Minerals as a field geologist at the Rabbit Lake uranium discovery, Saskatchewan, in 1969, followed by work in the late 1970s -1980s as a senior geologist for BP Minerals exploring for uranium across Canada. Mr. Pitman was President of Ur-Energy from its inception up to January 2006.

Wayne W. Heili, 44, B.Sc.	Vice President, Mining & Engineering

Mr. Heili is the Corporation’s Vice President, Mining & Engineering.  His career spans more than 20 years in which he has provided engineering, construction, operations and technical support in the uranium mining industry. He spent 16 years in various operations level positions with Total Minerals and Cogema Mining at their properties in Wyoming and Texas. He was Operations Manager of Cogema’s Wyoming in-situ recovery projects from 1998 to 2004. Since then, Mr. Heili acted as a consultant for such companies as High Plains Uranium, Energy Metals and Behre Dolbear. His experience includes conventional and ISR uranium processing facility operations. Mr. Heili received a Bachelor of Science in Metallurgical Engineering from Michigan Technological University, with an emphasis in mineral processing.

Paul G. Goss, 67, JD, MBA	General Counsel & Corporate Secretary

Mr. Goss has over 35 years of diverse transactional experience in complex business, real estate and natural resources transactions, including more than five years with a national-practice firm.  In addition to his transactional experience, he has represented clients in commercial litigation, arbitration and mediation, involving mining, oil and gas, real estate, corporate law, securities and environmental law. He served in the capacities of President and General Counsel of Polaris Coal Company from 1990 through 2001. He obtained his Juris Doctor, cum laude from the University of Denver College of Law.  He also obtained a Master of Business Administration from Indiana State University and a Bachelor of Science from Rose-Hulman Institute of Technology.

As at March 5, 2010, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercised control or direction over 1,877,307 Common Shares, representing approximately 6.93% of the Corporation’s outstanding Common Shares. The information as to securities beneficially owned or over which control or direction is exercised is not within the knowledge of the Corporation and has been furnished by the directors and executive officers individually.

B. Compensation.

Compensation of Executive Officers

The following table sets forth the summary information concerning compensation paid to or earned during the financial years ended December 31, 2007, 2008 and 2009 by the Corporation’s Chief Executive Officer and Chief Financial Officer and the three highest paid executive officers, who were serving as executive officers at December 31, 2009 (collectively, the “Named Executive Officers”).

Summary Compensation Table (1)

					Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)

W. William Boberg (2) (3)	2009	$289,190	Nil	$91,803	$4,215	Nil	Nil	Nil	$385,208
Director, President, and	2008	$255,843	Nil	$68,000	$3,934	Nil	Nil	Nil	$327,777
Chief Executive Officer	2007	$247,250	Nil	$980,000	Nil	Nil	Nil	Nil	$1,227,250

Roger L. Smith (4) (5)	2009	$271,116	Nil	$61,967	$3,952	Nil	Nil	Nil	$337,035
Chief Financial Officer	2008	$239,853	Nil	$34,000	$3,688	Nil	Nil	Nil	$277,541
and Vice President, Finance	2007	$142,010	Nil	$724,500	Nil	Nil	Nil	Nil	$866,510

Harold A. Backer (6) (7)	2009	$240,992	Nil	$55,082	$3,513	Nil	Nil	Nil	$299,587
Executive Vice President,	2008	$213,203	Nil	$51,000	$3,278	Nil	Nil	Nil	$267,481
Geology & Exploration	2007	$148,350	Nil	$367,500	Nil	Nil	Nil	Nil	$515,850

Wayne W. Heili (8) (9)	2009	$253,041	Nil	$86,754	$3,688	Nil	Nil	Nil	$343,483
Vice President,	2008	$223,863	Nil	$34,000	$3,442	Nil	Nil	Nil	$261,305
Mining & Engineering	2007	$169,091	Nil	$1,780,000	Nil	Nil	Nil	Nil	$1,949,091

Jeffrey T. Klenda (10) (11)	2009	$231,352	Nil	$58,754	$3,372	Nil	Nil	Nil	$293,478
Chair and	2008	$204,675	Nil	$68,000	$3,147	Nil	Nil	Nil	$275,822
Executive Director	2007	$176,300	Nil	$490,000	Nil	Nil	Nil	Nil	$666,300
(1)
United States dollar figures have been converted to Canadian dollar figures at the average exchange rate for 2009 of US$1.00 = CDN$1.14235 as quoted by OANDA Corporation on its website www.oanda.com. The figures for 2008 and 2007 have been converted to Canadian dollar figures at the average exchange rate for 2008 of US$1.00 = CDN$1.0660 and 2007 of $US$1.00 = CDN$1.075 as posted by the Bank of Canada.

(2)
Mr. Boberg was a consultant to the Corporation from September 21, 2004 to December 31, 2006.  Mr. Boberg entered into an employment agreement with the Corporation dated January 1, 2007, as amended.  See heading “Employment Contracts” below. Mr. Boberg was confirmed as President and Chief Executive Officer on May 29, 2006 after having been appointed President, Acting Chief Executive Officer and a Director on January 11, 2006.  Previously, from September 2004 to January 11, 2006, Mr. Boberg had been a consultant and Vice President, US Operations of the Corporation.

(3)
In 2009, Mr.  Boberg received options for 107,143 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 107,143 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.  In 2008, Mr. Boberg received options for 80,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share.  These options expire on May 8, 2013. In 2007, Mr Boberg received options for 400,000 Common Shares on May 22, 2007, at an exercise price of $4.75.  These options were to expire on May 15, 2012.  On September 30, 2008, Mr. Boberg voluntarily forfeited options for 400,000 Common Shares that were granted on May 22, 2007 at an exercise price of $4.75 per share and these options were subsequently cancelled by the Corporation.

(4)
Roger Smith joined the Corporation in May 2007 and was appointed to the position of Chief Financial Officer pursuant to an employment agreement with the Corporation.  In August 2007, Mr. Smith was further appointed as Vice President, Finance, IT & Administration. See heading “Employment Contracts” below.

(5)
In 2009, Mr. Smith received options for 72,321 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 72,321 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014. In 2008, Mr. Smith received options for 40,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share. These options expire on May 8, 2013.  In 2007, Mr. Smith received options for 225,000 Common Shares on May 22, 2007 at an exercise price of $4.75 per share.  These options were to expire on May 15, 2012.  Mr. Smith also received options for 112,500 Common Shares on August 9, 2007 at an exercise price of $3.00.  These options expire on August 9, 2012. On September 30, 2008, Mr. Smith voluntarily forfeited options for 225,000 Common Shares at an exercise price of $4.75 per share that were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

(6)
Mr. Backer was a consultant to the Corporation from May 2005 to December 31, 2006.  Mr. Backer entered into an employment agreement with the Corporation on January 1, 2007, as amended. See heading “Employment Contracts” below.

(7)
In 2009, Mr. Backer received options for 64,286 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 64,286 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.   In 2008, Mr. Backer received options for 60,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share.  These options expire on May 8, 2013.  In 2007, Mr. Backer received options for 150,000 Common Shares on May 22, 2007 at an exercise price of $4.75 per share.  These options were to expire on May 15, 2012.  On September 30, 2008, Mr. Backer voluntarily forfeited options for 150,000 Common Shares at an exercise price of $4.75 per share that were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

(8)
Mr. Heili joined the Corporation in February 2007 pursuant to an employment agreement with the Corporation and was appointed to the position of Vice President, Mining & Engineering.  Until April 23, 2007, Mr. Heili worked for the Corporation on a part time basis for a reduced salary while finalizing certain personal matters.  See “Employment Contracts” below.

(9)
In 2009, Mr. Heili received options for 101,250 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 101,250 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.   In 2008, Mr. Heili received options for 40,000 Common Shares on May 8, 2008 at an exercise price of $1.65 per share.  These options expire on May 8, 2013. In 2007, Mr. Heili received options for 600,000 Common Shares, subject to certain performance milestones, on February 19, 2007 at an exercise price of $5.03 per share.  These options were to expire on February 15, 2012.  Mr. Heili also received options for 100,000 Common Shares on August 9, 2007 at an exercise price of $3.00 per share.  These options expire on August 9, 2012.  On September 30, 2008, Mr. Heili voluntarily forfeited options for 600,000 Common Shares at an exercise price of $5.03 per share that were granted on February 19, 2007 and these options were subsequently cancelled by the Corporation.

(10)
Mr. Klenda became a director of the Corporation in August 2004 and Chair of the Board of Directors and Executive Director in January 2006.  Mr. Klenda was a consultant to the Corporation from August 2004 to December 31, 2006.  Mr. Klenda entered into an employment agreement with the Corporation on January 1, 2007, as amended. See heading “Employment Contracts” below.

(11)
In 2009, Mr. Klenda received options for 68,571 Common Shares on February 9, 2009 at an exercise price of $0.71.  These options expire on February 9, 2014.  In addition, he received options for 68,571 Common Shares on September 2, 2009 at an exercise price of $0.90.  These options expire on September 2, 2014.  In 2008, Mr. Klenda received options for 80,000 Common Shares on May 8, 2008, at an exercise price of $1.65 per share.  These options expire on May 8, 2013.  In 2007, Mr. Klenda received options for 200,000 Common Shares on May 22, 2007 at an exercise price of $4.75 per share.  These options were to expire on May 15, 2012.  On September 30, 2008, Mr. Klenda voluntarily forfeited options for 200,000 Common Shares at an exercise price of $4.75 per share which were granted on May 22, 2007 and these options were subsequently cancelled by the Corporation.

The following table sets forth information concerning outstanding option-based and share-based awards granted by the Corporation to each of the Named Executive Officers as of December 31, 2009.

Option Based and Share Based Awards Granted as of December 31, 2009

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested
Name	(#)	($)	date	($)	(#)	($)
W. William Boberg	107,143	0.71	09-Feb-2014	10,714	Nil	Nil
	107,143	0.9	02-Sep-2014	Nil	Nil	Nil
	200,000	1.25	17-Nov-2010	Nil	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
	400,000	2.35	21-Apr-2011	Nil	Nil	Nil
Roger L. Smith	72,321	0.71	09-Feb-2014	7,232	Nil	Nil
	72,321	0.9	02-Sep-2014	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
	112,500	3	09-Aug-2012	Nil	Nil	Nil
Harold A. Backer	64,286	0.71	09-Feb-2014	6,429	Nil	Nil
	64,286	0.9	02-Sep-2014	Nil	Nil	Nil
	200,000	1.25	17-Nov-2010	Nil	Nil	Nil
	60,000	1.65	08-May-2013	Nil	Nil	Nil
	200,000	2.35	21-Apr-2011	Nil	Nil	Nil
Wayne W. Heili	101,250	0.71	09-Feb-2014	10,125	Nil	Nil
	101,250	0.9	02-Sep-2014	Nil	Nil	Nil
	25,000	1.25	17-Nov-2010	Nil	Nil	Nil
	40,000	1.65	08-May-2013	Nil	Nil	Nil
	100,000	3	09-Aug-2012	Nil	Nil	Nil
Jeffrey T. Klenda	68,571	0.71	09-Feb-2014	6,857	Nil	Nil
	68,571	0.9	02-Sep-2014	Nil	Nil	Nil
	400,000	1.25	17-Nov-2010	Nil	Nil	Nil
	80,000	1.65	08-May-2013	Nil	Nil	Nil
	400,000	2.35	21-Apr-2011	Nil	Nil	Nil

For information regarding the Ur-Energy Stock Option Plan 2005, as amended, see Item 6.E - Share Ownership.

The following table sets forth information concerning the value vested or earned in respect of incentive plan awards during the financial year ended December 31, 2009 by each of the Named Executive Officers.

Incentive Plan Awards - Value Vested or Earned During the
Financial Year Ended December 31, 2009

	Option-based Awards		Share-based Awards		Non-equity incentive plan compensation

Name	Number of Securities Underlying Options Vested (#)	Value vested during the year ($)	Number of Shares or Units of Shares Vested (#)	Value vested during the year ($)	Value earned during the year ($)

W. William Boberg	122,971	9,664	Nil	Nil	$4,215
Roger L. Smith	100,485	6,523	Nil	Nil	$3,952
Harold A. Backer	81,943	5,798	Nil	Nil	$3,513
Wayne W. Heili	116,000	9,133	Nil	Nil	$3,688
Jeffrey T. Klenda	98,285	6,185	Nil	Nil	$3,372

Employment Contracts

The Corporation entered into an employment agreement with Mr. W. William Boberg dated January 1, 2007, as amended.  Currently, Mr. Boberg is entitled to a salary of US$252,150 per year and a discretionary bonus to be set by the Board of Directors.  Mr. Boberg is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Boberg for non-causal reasons, Mr. Boberg will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation and Mr. Boberg’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Boberg may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Boberg is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Roger Smith dated May 15, 2007, as amended.  Currently, Mr. Smith is entitled to a salary of US$236,391 per year and a discretionary bonus to be set up by the Board of Directors.  Mr. Smith is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Smith for non-causal reasons, Mr. Smith will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation, and Mr. Smith’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Smith may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Smith is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Harold Backer dated January 1, 2007, as amended.  Currently, Mr. Backer is entitled to a salary of US$210,125 per year and a discretionary bonus to be set by the Board of Directors of the Corporation.  Mr. Backer is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event the Corporation terminates the employment agreement with Mr. Backer for non-causal reasons, Mr. Backer will be entitled to a lump sum payment equivalent to two years base salary.  In the event of change of control of the Corporation and Mr. Backer’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Backer may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Backer is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Wayne Heili dated February 19, 2007, as amended.  Currently, Mr. Heili is entitled to a salary of US$220,631 per year and a discretionary bonus to be set by the Board of Directors of the Corporation.  Mr. Heili is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event the Corporation terminates the employment agreement with Mr. Heili for non-causal reasons, Mr. Heili will be entitled to a lump sum payment equivalent to two years base salary.  In the event of change of control of the Corporation, and Mr. Heili’s termination by, or resignation from, the Corporation within 12 months of the change of control, Mr. Heili may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Heili is subject to non-competition and non-solicitation restrictions for a period of one year upon termination of the employment agreement.

The Corporation entered into an employment agreement with Mr. Jeffrey Klenda dated January 1, 2007, as amended.  Currently, Mr. Klenda is entitled to a salary of US$201,720 per year and a discretionary bonus to be set by the Board of Directors.  Mr. Klenda is entitled to receive stock option grants under the terms and conditions of the Option Plan and as determined by the Board of Directors.  In the event that the Corporation terminates the employment agreement with Mr. Klenda for non-causal reasons, Mr. Klenda will be entitled to a lump sum payment equivalent to two years base salary.  In the event of a change of control of the Corporation and Mr. Klenda’s termination by, or resignation from, the Corporation within 12 months of the change of control Mr. Klenda may be entitled to a lump sum payment equivalent to two years base salary.  Mr. Klenda is subject to non-solicitation restrictions for a period of one year upon termination of the employment agreement.

On December 31, 2008, all the executive employment agreements were amended to insert necessary provisions for compliance with Section 409A provision of the Internal Revenue Code of 1986 (“IRC”), as amended, including the timing of payments or deferred compensation in the event of a change of control or termination from the Corporation.

In November 2009, all the executive employment agreements were amended to insert provisions to provide for the establishment of a trust to hold and invest certain separation payments which the Corporation becomes obligated to pay because of a voluntary termination by the executive or involuntary termination by the Corporation or in the event of a change of a control but which payments have been delayed under Section 490A of the IRC.

Compensation of Directors

In December 2008, the Compensation Committee reviewed the director compensation and recommended changes to the director compensation scheme which was adopted by the Compensation Committee and the Board of Directors in January 2009.  Commencing in 2009, each non-management director received a base retainer for the fiscal year ended December 31, 2009 in cash of $18,000.  In addition to the base retainer, each non-management director receives compensation for each meeting attended ($1,000 attendance in person; $500 attendance by telephone).  The non-management directors are also eligible to receive grants of options at the discretion of the Board of Directors.  In addition, the Compensation Committee recommended, and Board of Directors adopted, a resolution requiring mandatory minimum share ownership by the non-management directors to encourage the alignment of interests between the Corporation and its shareholders.  Non-management directors are required to invest an amount equal to the non-management director’s annual retainer in shares or securities exercisable into shares on or before the later of (i) December 31, 2013, or (ii) the fifth anniversary of the non-management director’s election or appointment.  The retainer amount will be calculated using the amount of the annual retainer at the later of (i) January 1, 2009, or (ii) the date of the non-management director’s election or appointment.

In addition to other compensation received by directors of the Corporation, the Compensation Committee recommended, and the Board of Directors adopted a resolution in 2008 that non-management directors participating on ad hoc or special committees of the Board of Directors, which may be constituted from time to time, would be entitled to additional director fees, to be determined in accordance with additional duties and requirements requested of those individuals from time to time.  In respect of the Ad Hoc Committee on Screech Lake, it was determined that non-management directors would receive fees of $1,000 per day spent in respect of the Ad Hoc Committee activities except in the event that such non-management director is already under a consulting agreement with the Corporation.

Non-Management Director Compensation For the Financial Year Ended December 31, 2009

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Robert Boaz (1)	$23,000	Nil	$11,016	Nil	Nil	$25,000	$59,016
James M. Franklin (2)	$24,000	Nil	$11,016	Nil	Nil	$20,000	$55,016
Paul Macdonell	$22,500	Nil	$11,016	Nil	Nil	Nil	$33,516
Thomas Parker	$23,500	Nil	$11,016	Nil	Nil	Nil	$34,516
(1)	Mr. Boaz has received additional per diem fees as a director for his work on the Ad Hoc Committee on Screech Lake.
(2)	Dr. Franklin has a consulting agreement with the Corporation and invoices the Corporation for consulting projects on which he is involved.

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

•
recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors.  The Audit Committee has the authority and responsibility to select, evaluate and if necessary, replace the independent auditor.  The Audit Committee has the authority to approve all audit engagement fees and terms and the Audit Committee, or a member of the Audit Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation’s independent auditor and consider the impact on the independence of the auditor;

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

All of the members of the Audit Committee, Messrs. Macdonell, Boaz and Parker, are independent directors pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”) and the listing standards of the NYSE Amex. Each of the members is financially literate as defined in NI 52-110.  The Audit Committee has designated Robert Boaz as an “audit committee financial expert” as currently defined by the rules of the SEC regulating such disclosures.  The members of the Audit Committee were during 2009, and currently are, Thomas Parker (Chair), Robert Boaz and Paul Macdonell. The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member is set out under the Heading Item 6 – Directors, Senior Management and Employees.

Report of the Audit Committee

During 2009, the Audit Committee met five times.  The activities of the Audit Committee over the past year included the following:

•	reviewing annual financial statements of the Corporation and management’s discussion and analysis prior to filing with the regulatory authorities;
•	reviewing the quarterly interim financial statements of the Corporation and management’s discussion and analysis prior to filing with regulatory authorities;
•	reviewing periodic reports from the Chief Financial Officer;
•	reviewing applicable Canadian corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certifications;
•	reviewing and approval of International Financial Reporting Standards (“IFRS”) changeover and project management plan as developed;
•	reviewing Audit Committee governance practices to ensure its terms of reference incorporate all regulatory requirements; and
•
reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement.

The Audit Committee has reviewed and discussed with management and the independent auditors the Consolidated Financial Statements of the Corporation as at December 31, 2009 and Management’s Discussion and Analysis. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such Financial Statements and Management’s Discussion and Analysis be approved and filed with Canadian regulatory authorities and the SEC. The Audit Committee reviews its charter on a yearly basis.

Compensation Committee

The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession.  The Compensation Committee has prepared terms of reference which include annual objectives against which to assess members of management including the President and Chief Executive Officer and reviews and makes recommendations to the Board of Directors with respect to employee and consultant compensation arrangements including stock options and management succession planning.  The Compensation Committee reviews its charter on a yearly basis.

The Compensation Committee met four times in 2009.  Portions of meetings are conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer.  The members of the Committee during 2009 were, and currently are, Paul Macdonell (Chair), Thomas Parker and Robert Boaz.  All the members of the Compensation Committee are independent pursuant to NI 52-110 and the listing standards of the NYSE Amex.

D. Employees.

At December 31 2009, the Corporation had 49 employees.  Currently, approximately 25 employees are located at the Corporation’s offices in Littleton, Colorado and 23 employees are located at the Corporation’s offices in Casper, Wyoming.

	As of December 31,
Employment category	2009	2008	2007
Administration	17	16	15
Exploration	10	12	12
Engineering and field	22	18	11
Consulting and temporary	1	1	1
Total	50	47	39

E. Share ownership.

The following table sets forth information concerning the beneficial ownership of the Corporation’s outstanding Common Shares by each of the directors and executive officers of the Corporation, and by all directors and executive officers as a group, as at March 5, 2010.

Amount and Nature of Beneficial Ownership (1)

Name	Shares	Options Exercisable by May 11, 2010	Percentage of Class (2)

Harold A. Backer	0	529,429	*
Robert Boaz	0	453,885	*
W. William Boberg (3)	550,000	795,715	1.42%
James M. Franklin (4)	100,000	403,885	*
Paul G. Goss	0	204,361	*
Wayne W. Heili	5,000	274,350	*
Jeffrey T. Klenda (5)	1,166,325	954,057	2.23%
Paul Macdonell (6)	20,000	253,885	*
Thomas Parker	4,000	253,885	*
Paul W. Pitman	0	621,000	*
Roger L. Smith	31,982	230,607	*
All Directors and Executive Officers as a group (11 individuals)	1,877,307	4,975,059	6.93%

* Represents less than 1% of the Corporation's outstanding shares.

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

(2)	Based on 93,940,568 Common Shares outstanding as of March 5, 2010.
(3)	Includes 53,125 shares Mr. Boberg holds jointly with his spouse.
(4)	Dr. Franklin holds these shares jointly with his spouse.
(5)	Mr. Klenda holds these shares jointly with his spouse.
(6)	Does not include 20,000 shares held in Mr. Macdonell’s spouse’s name. Mr. Macdonell disclaims beneficial ownership of such shares.

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

A total of 10% of the Corporation’s issued and outstanding Common Shares are reserved for issuance pursuant to the Option Plan.  Of these, 8,287,102 (representing 8.82% of the currently outstanding Common Shares) are issuable upon the exercise of currently outstanding options. The number of shares reserved is subject to adjustment if the Common Shares are subdivided, consolidated, converted or reclassified or the number of Common Shares varies as a result of a stock dividend or an increase or a reduction in the share capital of the Corporation.

Under the Option Plan, options may be granted to all directors, officers, employees and consultants of the Corporation. The maximum number of Common Shares that may be reserved for issuance to any one person under the Option Plan is 5% of the number of Common Shares outstanding at the time of reservation.  The exercise price for Common Shares subject to an option is determined by the Board of Directors at the time of grant and may not be less than the market price of the Common Shares at the time the option is granted. Options are generally exercisable as to 10% immediately on the date of grant; with an additional 22% becoming exercisable four and one-half months after the date of grant; 22% becoming exercisable nine months after the date of grant; 22% thirteen and one-half months after the date of grant; and, the balance of 24% becoming exercisable eighteen months after the date of grant, subject to the right of the Board of Directors to determine at the time of a particular grant that such options will become exercisable on different dates. An option may be for a term of up to five years and may not be assigned.

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

The Board of Directors of the Corporation implemented of a Restricted Share Unit Plan (“RSU Plan”) in January 2009, subject to shareholder approval; however, the shareholders did not approve the implementation of the RSU Plan at the annual shareholders’ meeting in April 2009.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

As of March 5, 2010, to the knowledge of the directors and senior officers of the Corporation, the following persons beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the Common Shares:

Name of Holder	Number of Common Shares of the Corporation	Percentage of Issued and Outstanding Common Shares of the Corporation

BlackRock, Inc (1).	10,176,450 Common Shares	10.83%

(1)
On behalf of its investment advisory subsidiaries: BlackRock Asset Management U.K. Limited, and BlackRock (Luxembourg) S.A.  As reported by BlackRock, Inc. on Form 13G dated January 8, 2010 filed with the SEC.

These entities do not having voting rights that differ from any other shareholder of the Corporation.

As of June 30, 2009, there were 21 registered holders of Ur-Energy’s 93,893,607 outstanding Common Shares, of which 43,980,742 were held in Canada and 40,546,926 were held in the United States.

The Corporation is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Corporation.  To the knowledge of the Corporation, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

B. Related party transactions.

Other than employment agreements with executive officers and a consulting arrangement with Dr. James Franklin, stock option grants described elsewhere in this report or as otherwise disclosed in this report, the Corporation is not aware of any related party transactions occurring or being made, or any loans made by the Corporation or any of its subsidiaries to related parties, since January 1, 2007.

C. Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

See Item 17.

Item 9. The Offer and Listing.

A. Offer and listing details.

Ur-Energy’s Common Shares have been listed and traded in Canada on the TSX since November 29, 2005 and in the United States on the NYSE Amex since July 24, 2008.  The following table sets forth the price range per share and trading volume for the Common Shares:

TSX (C$)

			Common Shares

	Average Daily Volume	High	Low

2005 (Nov. 29 to Dec 31)	887,164	1.14	0.78
2006	742,382	4.70	0.95
2007	778,284	5.45	2.17
2008	476,618	3.60	0.34
2009	423,253	1.39	0.56

2008
First Quarter	518,629	3.60	1.76
Second Quarter	375,258	2.41	1.37
Third Quarter	303,468	2.42	0.57
Fourth Quarter	711,392	0.79	0.34

2009
First Quarter	244,435	0.93	0.56
Second Quarter	882,627	1.39	0.64
Third Quarter	243,505	1.14	0.88
Fourth Quarter	319,608	1.06	0.78

2009
September	335,300	1.00	0.88
October	507,043	1.06	0.87
November	267,733	0.96	0.78
December	184,048	0.88	0.78

2010
January	306,990	1.03	0.81
February	225,263	0.90	0.77
March 1 to 5	217,366	0.84	0.79

NYSE Amex (US$)

			Common Shares

	Average Daily Volume	High	Low

2008 (July 25 to Dec 31)	173,018	1.96	0.28
2009	117,008	1.18	0.46

2008
Third Quarter (July 25 to Sept 30)	95,479	1.96	0.55
Fourth Quarter	229,961	0.75	0.28

2009
First Quarter	110,720	0.77	0.46
Second Quarter	177,367	1.18	0.52
Third Quarter	97,045	1.07	0.79
Fourth Quarter	83,550	1.00	0.61

2009
September	130,319	0.95	0.81
October	92,055	1.00	0.78
November	108,720	0.89	0.74
December	52,164	0.84	0.61

2010
January	73,532	1.00	0.78
February	103,716	0.92	0.73
March 1 to 5	151,487	0.82	0.77

On March 5, 2010 the closing price of the Common Shares was $0.80 on the TSX and US$0.78 on the NYSE Amex.  The registrar and transfer agent for the Common Shares as of January 1, 2010, is Computershare Investor Services Inc., Toronto, Ontario and the co-registrar and transfer agent is Computershare Trust Company N.A., Golden, Colorado.  Prior to January 1, 2010, Equity Transfer & Trust Corporation, Toronto, Ontario acted as registrar and transfer agent and Registrar and Transfer Corporation, New York, New York was the co-registrar and transfer agent.

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

The Corporation’s articles of continuance do not place any restrictions on the Corporation’s objects and purposes.  The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Class A Preference Shares.  As of March 5, 2010, 93,940,568 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.  The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Corporation.  The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation. The Corporation's Common Shares do not have pre-emptive rights to purchase additional shares.

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

Certain Powers of Directors

The CBCA requires that every director or officer who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the CBCA; or (c) one with an affiliate. However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the CBCA, the directors approved the contract or transaction and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Corporation unless the articles, the by-laws or a unanimous shareholder agreement provide otherwise. The CBCA requires the directors to submit any such amendment or repeal to the Corporation’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Directors' Share Ownership

In December 2008, the Compensation Committee reviewed the director compensation and recommended changes to the director compensation scheme which was adopted by the Compensation Committee and the Board of Directors in January 2009.  Each non-management director will receive a base retainer in cash of $18,000 and will be eligible to receive grants of options at the discretion of the Board of Directors.  In addition, the Compensation Committee recommended, and Board of Directors adopted, a resolution requiring mandatory ownership of the non-management directors to encourage the alignment of interests between the Corporation and its shareholders.  Non-management directors are required to invest an amount equal to the non-management director’s annual retainer in shares or securities exercisable into shares on or before the later of (i) December 31, 2013, or (ii) the fifth anniversary of the non-management director’s election or appointment.  The retainer amount will be calculated using the amount of the annual retainer at the later of (i) January 1, 2009, or (ii) the date of the non-management director’s election or appointment.

See Item 6.B – Compensation – Compensation of Directors.

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

The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C. Material contracts.

No material contracts were entered into by the Corporation for each of the fiscal years ending December 31, 2008 and 2009 which were material and entered into outside the ordinary course of business.

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See Item 10E – Taxation.  There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act.

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

An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Corporation was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5 million or more.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Corporation and the value of the assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which for 2010 was any amount in excess of $299 million.  Amendments to the Investment Canada Act are expected to come into force that will change the financial threshold that will trigger a review.  These amendments will make an acquisition of control reviewable if the enterprise value (which term is to be defined in regulations not yet in force) of the Corporation exceeds $5 million (in respect of a non-WTO Investor transaction) or $600 million (in respect of a WTO Investor transaction), as the case may be (which amount will increase in subsequent years).

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

E. Taxation.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares in the capital of the Corporation by a person who is a resident of the United States and not resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”), who is entitled to the benefit of the Treaty, who holds common shares solely as capital property and does not use or hold a common share in carrying on business in Canada (“US Holder”).  Generally the common shares will be considered to be capital property to a US Holder provided the holder does not hold the common shares in the course of carrying on a business of trading in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.  Special rules, which are not discussed herein, may apply to a holder of common shares who is a non-resident insurer which carries on business in Canada and elsewhere.

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

This summary is not exhaustive of all possible Canadian federal income tax considerations and except for the Proposals, does not take into account or anticipate any changes in the law or practice, whether by judicial, governmental, or legislative decision or action, nor does it take into account any provincial, territorial or foreign (including without limitation, any United States) tax law or treaty, which may differ significantly from those discussed herein. It is assumed that all Proposals will be enacted substantially as proposed and that there is no other relevant change in any governing law or practice, although no assurance can be given in these respects. Each US Holder is advised to obtain tax and legal advice applicable to such US Holder’s particular circumstances.

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

A common share will be taxable Canadian property to a US Holder at a particular time if at any time in the 60-month period that ends at that time, (i) 25% or more of the issued shares of any class of the capital stock of the corporation, were owned by or belonged to one or any combination of (A) the US Holder, and (B) persons with whom the US Holder did not deal at arm’s length, and (ii) more than 50% of the fair market value of the common share was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) Canadian resource properties, (C) timber resource properties, and (D) options in respect of, or interests in, or for civil law rights in, property described in any of subparagraphs (ii)(A) to (C), whether or not the property exists.

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

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) with respect to the ownership and disposition of the Corporation’s Common Shares offered hereunder.  It addresses only U.S. Holders that hold the Corporation’s Common Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes).  The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans, U.S. Holders that own stock constituting 10% or more of the Corporation’s voting power (whether such stock is directly, indirectly or constructively owned), regulated investment companies, common trust funds, U.S. Holders subject to the alternative minimum tax, U.S. Holders holding the Corporation’s Common Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired the Corporation’s Common Shares in connection with the performance of services.  In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds the Corporation’s Common Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

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

Elections.  In general, the adverse U.S. federal income tax consequences of holding stock of a PFIC described above may be mitigated if a U.S. shareholder of the PFIC is able to, and timely makes, a valid qualified electing fund (“QEF”) election with respect to the PFIC or a valid mark-to-market election with respect to the stock of the PFIC.  U.S. Holders should be aware that there can be no assurance that the Corporation will supply U.S. Holders with the information and statements that such U.S. Holder requires to make a QEF election under Section 1295 of the Code.

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

The Corporation is subject to the information requirements of the Exchange Act and, to the extent required of Canadian companies, files periodic reports and other information with the SEC. All such reports and information may be read and copied at the public reference facilities listed below. The Corporation intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

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

The Corporation will also provide its shareholders with proxy statements prepared in accordance with Canadian law. As a Canadian company, the Corporation is exempt from the Exchange Act rules regarding the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The Corporation is engaged in the acquisition and development of uranium projects and related activities including exploration, evaluation, development, engineering, permitting, and the preparation of related economical analysis. The value of the Corporation’s properties is related to uranium prices and changes in the price of uranium could affect its ability to generate revenue from its portfolio of uranium projects.

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

Because the Corporation has several exploration operations in North America and Canada, it is subject to foreign currency fluctuations. The Corporation holds financial assets and liabilities in Canadian and U.S. dollars.  The Corporation does not engage in currency hedging to offset any risk of currency fluctuations.

As of December 31, 2009, the Corporation had neither debt outstanding, nor any investment in debt instruments other than highly liquid short-term investments.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures.

As of the end of the period covered by this Annual Report on Form 20-F (Annual Information Form) under the supervision of the Corporation’s Chief Executive Officer and Chief Financial Officer, the Corporation evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, the Corporation’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that the Corporation files or submits under the Exchange Act: (1) is recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and (2) is accumulated and communicated to the Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

 Management’s annual report on internal control over financial reporting.

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, and has designated such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with Canadian GAAP, including a reconciliation to GAAP.

Management has used the Internal Control – Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2009.  As a result, management concluded that the Corporation’s internal control over financial reporting was effective as at that date.

W. William Boberg, President and Chief Executive Officer

Roger L. Smith, Chief Financial Officer and Vice President, Finance

Changes in internal control over financial reporting.

There has been no change in the Corporation’s internal control over financial reporting during the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 15T. Controls and Procedures.

Not applicable.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The Audit Committee has determined that Robert Boaz is the Corporation’s “audit committee financial expert,” as defined in the rules promulgated by the SEC.

See Item 6B – Board Practices – Audit Committee for more detailed information on the responsibilities and activities of the Audit Committee.

For biographical information on, and disclosure regarding the independence of, each member of the Audit Committee, see Item 6 – Directors, Senior Management and Employees.

Item 16B. Code of Ethics.

The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on August 9, 2007 and amended and restated the Code on January 29, 2008 in advance of filing its registration statement on Form 40-F with the SEC to comply with U.S. securities law requirements.  The Corporation made a non-substantive amendment to the Code effective February 1, 2010 to reflect a change in name of the third party whistle-blower services provider.  All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.  The Corporate Governance and Nominating Committee oversees the implementation of the Code and compliance with various regulatory requirements.  The Code is available at the Corporation’s website at www.ur-energy.com.

Item 16C. Principal Accountant Fees and Services.

The following table presents the fees for professional audit services rendered by PricewaterhouseCoopers LLP for the audits of the Corporation’s consolidated financial statements for the fiscal years ended December 31, 2009 and 2008, and fees billed for other services rendered by PricewaterhouseCoopers LLP during those periods.  The Corporation paid all amounts in the following table to PricewaterhouseCoopers LLP.  All services reflected in the following table for 2009 and 2008 were preapproved in accordance with the policy of the Audit Committee of the Board of Directors.

Principal Accounting Fees

	For the years ended December 31,
	2009	2008
	$	$
Audit Fees (1)	115,000	90,000
Audit Related Fees (2)	50,790	82,300
Tax Fees (3)	41,670	18,760
All Other Fees (4)	-	97,152
Total	207,460	288,212

(1)
Audit fees consisted of audit services, reporting on internal control over financial reporting and review of documents filed with the securities offices.  The 2009 audit fees were paid in 2010 and the 2008 fees were paid in 2009.

(2)
Audit related fees were for services in connection with quarterly reviews of the consolidated financial statements and work in connection with the Corporation’s securities filings as required by the Canadian and United States government.  Of the 2009 fees, $7,000 were paid in 2010.

(3)
Tax fees consisted of preparation of Federal and State income tax returns and consultation regarding tax compliance issues.  Tax services are normally billed in arrears, so the fees reflected above are for all tax services provided during the year for prior years.  All fees were paid in the year incurred.

(4)	Other fees were for other consulting services provided to the Corporation.

The Audit Committee has determined that the provision by PricewaterhouseCoopers LLP of the non-audit services referred to above is compatible with the maintenance of that firm’s independence.

Pre-Approval Policies and Procedures

The Audit Committee has instituted a policy to pre-approve audit and non-audit services (audit-related services, tax services, and all other services).  The Chair of the Audit Committee is given limited delegated authority from time to time by the Committee to pre-approve permitted non-audit services.  Pre-approval is obtained prior to the commencement of the services.  The Audit Committee also considers on a continuing basis whether the provision of non-audit services is compatible with maintaining the independence of the external auditor.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Ur-Energy did not make any purchases of equity securities since January 1, 2009.

Item 16F. Change in Registrant’s Certifying Accountant.

None

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

•
Shareholder Approval Requirement: The Corporation intends to follow the Canadian securities regulatory authorities and Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following securities and exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Corporation; or (ii) provide consideration to insiders in the aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length.  Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of most private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

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

PART III

Item 17. Financial Statements.

A. Consolidated Statements and Other Financial Information.

Ur-Energy Inc.
(a Development Stage Company)

Audited Consolidated Financial Statements

December 31, 2009

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors’ Report
To the Shareholders of Ur-Energy Inc.

We have audited the consolidated balance sheets of Ur-Energy Inc. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the three years ended December 31, 2009, 2008 and 2007 and the cumulative period from March 22, 2004 to December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 and the cumulative period from March 22, 2004 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
March 5, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Balance Sheet

(expressed in Canadian dollars)

	December 31, 2009	December 31, 2008
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	32,457,323	25,799,735
Short-term investments (note 3)	10,932,101	39,174,200
Marketable securities	29,250	7,500
Amounts receivable	19,509	132,710
Prepaid expenses	101,653	77,777

	43,539,836	65,191,922

Bonding and other deposits (note 4)	2,920,835	2,578,825
Mineral properties (note 5)	29,733,296	31,808,821
Capital assets (note 6)	2,739,121	1,954,397
Equity investments (note 7)	2,769,117	-

	38,162,369	36,342,043

	81,702,205	101,533,965

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	1,046,963	2,265,058

Future income tax liability (note 10)	-	478,000
Asset retirement obligation (note 8)	503,712	513,576

	1,550,675	3,256,634

Shareholders' equity (note 9)
Capital stock	144,053,337	144,396,460
Contributed surplus	13,671,699	12,721,559
Deficit	(77,573,506)	(58,840,688)

	80,151,530	98,277,331

	81,702,205	101,533,965

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Cumulative from March 22, 2004 Through December 31, 2009
	$	$	$	$

Expenses
General and administrative	5,430,480	6,904,564	7,305,315	27,353,529
Exploration and evaluation	4,944,227	9,922,798	15,654,041	44,726,780
Development	6,931,303	8,854,536	-	15,785,839
Write-off of mineral properties	102,439	285,813	-	422,084

	(17,408,449)	(25,967,711)	(22,959,356)	(88,288,232)

Interest income	890,915	2,494,445	2,816,398	6,969,354
Loss on equity investments (note 7)	(17,855)	-	-	(17,855)
Foreign exchange gain (loss)	(3,506,111)	5,656,319	(806,420)	2,062,128
Other income (loss) (note 5)	940,237	(36,638)	-	903,599

Loss before income taxes	(19,101,263)	(17,853,585)	(20,949,378)	(78,371,006)

Recovery of future income taxes (note 10)	368,445	-	429,055	797,500

Net loss and comprehensive loss for the period	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)

Deficit - Beginning of period	(58,840,688)	(40,987,103)	(20,466,780)	-

Deficit - End of period	(77,573,506)	(58,840,688)	(40,987,103)	(77,573,506)

Weighted average number of common shares outstanding:
Basic and diluted	93,857,257	92,996,339	85,564,480

Loss per common share:
Basic and diluted	(0.20)	(0.19)	(0.24)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Cumulative from March 22, 2004 Through December 31, 2009
	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)
Items not affecting cash:
Stock based compensation	950,874	4,567,206	6,138,922	15,713,071
Amortization of capital assets	526,551	515,138	76,069	1,152,615
Provision for reclamation	75,526	260,924	181,672	518,122
Write-off of mineral properties	102,439	285,813	-	422,084
Foreign exchange loss (gain)	3,506,180	(5,656,319)	806,420	(2,062,059)
Gain on sale of assets	(1,073,635)	(5,361)	-	(1,078,996)
Non-cash exploration costs (credits)	(907,055)	-	(87,389)	1,819,225
Other loss (income)	(13,250)	51,998	(37,000)	1,748
Future income taxes	(368,445)	-	(429,055)	(797,500)
Change in non-cash working capital items:
Amounts receivable	107,230	760,809	(795,998)	(8,335)
Prepaid expenses	(46,734)	557	86,755	(107,665)
Accounts payable and accrued liabilities	(1,090,163)	535,491	796,375	877,952
	(16,963,300)	(16,537,329)	(13,783,552)	(61,123,244)

Investing activities
Mineral property costs	(497,761)	(874,762)	(1,400,202)	(10,958,573)
Purchase of short-term investments	(37,206,445)	(64,851,470)	(49,999,021)	(164,886,936)
Sale of short-term investments	64,971,242	77,781,918	-	155,593,160
Decrease (increase) in bonding and other deposits	(879,758)	(602,778)	(1,342,425)	(2,991,112)
Payments from venture partner	146,806	-	-	146,806
Proceeds from sale of data base and capital assets	1,082,956	26,344	-	1,109,300
Purchase of capital assets	(1,317,221)	(1,586,784)	(784,895)	(3,876,073)
	26,299,819	9,892,468	(53,526,543)	(25,863,428)

Financing activities
Issuance of common shares and warrants for cash	-	2,750,000	77,744,735	122,668,053
Share issue costs	-	(115,314)	(246,119)	(2,569,025)
Proceeds from exercise of warrants and stock options	1,393	90,000	1,334,547	18,569,324
Payment of New Frontiers obligation	-	-	(11,955,375)	(17,565,125)
	1,393	2,724,686	66,877,788	121,103,227

Effects of foreign exchange rate changes on cash	(2,680,324)	3,407,153	(1,982,760)	(1,659,232)

Net change in cash and cash equivalents	6,657,588	(513,022)	(2,415,067)	32,457,323
Beginning cash and cash equivalents	25,799,735	26,312,757	28,727,824	-
Ending cash and cash equivalents	32,457,323	25,799,735	26,312,757	32,457,323
Non-cash financing and investing activities:
Common shares issued for properties	452,250	-	712,500

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporations Act on August 8, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.  The significant measurement differences between Canadian generally accepted accounting principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 15.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

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

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

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

Exploration costs

Exploration, evaluation and development expenditures, including annual exploration lease and maintenance fees, are charged to earnings as incurred until a mineral property becomes commercially mineable.

Management considers that a mineral property is commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits are capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

The Company capitalizes the direct costs associated with the acquisition of mineral properties and capital assets.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:  computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30%, and field equipment at 30%.  Capitalized pre-construction costs consist of design and engineering costs for the construction of the processing facility as well as deposits on equipment with long lead times.  The costs will not be amortized until the facility is complete and production has begun at which time it will be amortized over the life of the facility.

Equity Investments

Investments in which the Company has a significant influence or owns between 20% and 50% are accounted for using the equity method, whereby the Company records its proportionate share of the investee’s income or loss.

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

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  Accretion charges to the asset retirement obligation are charged to the related exploration or development project.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's Wyoming properties and are being expensed currently as a cost of exploration and development.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

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

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities denominated in foreign currencies are translated at the average rates of exchange in effect for the month the assets were acquired or obligations incurred.  Expenses are translated at the average exchange rates in effect for the month the transaction is entered into.  Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

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

Classification of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, bonding and other deposits and accounts payable and accrued liabilities.  The Company has made the following classifications for these financial instruments:

•	Cash and cash equivalents are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations.
•
Short term investments are classified as “held-to-maturity” and carried at cost plus accrued interest using the effective interest rate method, with interest income and exchange gains and losses included in operations.

•	Marketable securities are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations.
•
Amounts receivable, bonding and other deposits are classified as “Loans and receivables” and are recorded at amortized cost.  Interest income is recorded using the effective interest rate method and is included in income for the period.

•	Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Adoption of new accounting pronouncement

Sections 3064 – Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on the consolidated financial statements.

EIC 173 – Financial Instruments

In January 2009, the Emerging Issues Committee issued EIC-173 clarifying CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. The EIC determined that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC-173 effective January 1, 2009.  Adoption of EIC-173 did not have a material effect on the consolidated financial statements.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are composed of:

	As at December 31, 2009	As at December 31, 2008
	$	$

Cash on deposit at banks	308,918	392,170
Guaranteed investment certificates	287,500	9,087,500
Money market funds	25,564,505	1,031,882
Certificates of deposit	6,296,400	15,288,183

	32,457,323	25,799,735

The Company’s cash and cash equivalents of $32.5 million and short-term investments of $10.9 million consist of Canadian dollar and US dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.25% and mature at various dates up to December 15, 2010.  The instruments with initial maturity over ninety days have been classified as short-term investments.

These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.2 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government leaving approximately $34.9 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at December 31, 2009, the Company does not consider any of its financial assets to be impaired.

4.	Bonding and other deposits

Bonding and other deposits include $2,920,835 (December 31, 2008 – $2,578,825) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Bonding deposits are refundable, once the reclamation is complete.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

5.	Mineral properties

	Canada	USA		Total

	Canadian Properties	Lost Creek/ Lost Soldier	Other US Properties
	$	$	$	$

Balance, January 1, 2007	535,570	24,235,967	6,460,835	31,232,372

Acquisition costs	-	3,593	(11,341)	(7,748)
Staking, claim and other costs	81,590	77,156	711,264	870,010
Property write-offs	-	-	(285,813)	(285,813)

Balance, December 31, 2008	617,160	24,316,716	6,874,945	31,808,821

Acquisition costs	-	-	402,134	402,134
Staking and claim costs	(29,932)	7,940	419,322	397,330
Property write-offs	(63,561)	-	(38,936)	(102,497)
Assets sold	-	-	(3,375)	(3,375)
Property reclassified as investment (note 7)	-	-	(2,769,117)	(2,769,117)

Balance, December 31, 2009	523,667	24,324,656	4,884,973	29,733,296

Canada

The Company's Canadian properties include Screech Lake and Gravel Hill, which are located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

United States

Lost Creek and Lost Soldier

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek and Lost Soldier projects, and a development database.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other US Properties

The Company’s other US properties include EN, LC North and LC South, and RS, which are located in Wyoming, as well as other exploration properties.

In January 2009, the Company entered into certain agreements for the transfer of certain mineral claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.

During the second quarter of 2009, the Company wrote-off its Muggins Mountain claims in Arizona.

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement resulting in a reduction in the Company’s interest to 25%. As a result, the Company’s interest in the Project is now reflected as an Investment (See Note 7).

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

On August 25, 2009, the Company sold its database of geologic information related to its Moorcroft project in Wyoming for US$1.0 million and a 1% royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming.  As the project is still in exploration and evaluation, management of the Company does not have enough information to determine if any royalties will ever be paid and therefore is not attributing any value to those royalties. The gain of $1,079,475 on this sale is reported in Other Income in the Statement of Operations.

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that have become part of the LC South Project.  The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares and the transfer of title.

Impairment testing

As a part of their annual mineral property analysis, management reviewed all of its significant mineral properties for potential impairment as at December 31, 2009.

For the Company’s Lost Creek property, management reviewed the calculations done as of December 31, 2008 and determined that despite a slight decline in the future prices of uranium, the underlying costs, assumptions and time lines had not changed significantly and therefore no impairment existed as of December 31, 2009.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

Other than for those properties written off during the year, management did not identify impairment indicators for any of its mineral properties.

6.	Capital assets

	December 31, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$

Light vehicles	661,743	345,993	315,750	656,184	215,238	440,946
Heavy mobile equipment	473,336	209,197	264,139	424,559	103,903	320,656
Machinery and equipment	791,252	398,435	392,817	780,085	232,390	547,695
Furniture and fixtures	221,867	78,561	143,306	189,987	48,829	141,158
Computer equipment	202,117	93,504	108,613	178,633	66,672	111,961
Software	170,528	102,438	68,090	125,411	56,523	68,888
Pre-construction costs	1,446,406	-	1,446,406	323,093	-	323,093

	3,967,249	1,228,128	2,739,121	2,677,952	723,555	1,954,397

7.	Equity investments

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  From the date of the earn-in, the other member is now required to fund 75% of the Project’s expenditures and the Company the remaining 25%. As the Company is no longer the controlling member of the Project, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

8.	Asset retirement obligation

The Company has recorded $503,712 for asset retirement obligations (December 31, 2008 – $513,576) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's Wyoming properties.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock
	Shares	Amount	Contributed Surplus	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$

Balance, January 1, 2007	73,475,052	61,412,906	2,678,341	(20,466,780)	43,624,467

Common shares issued for cash, net of issue costs	17,431,000	77,503,307	-	-	77,503,307
Exercise of warrants	156,209	229,154	(72,341)	-	156,813
Exercise of compensation options	110,346	212,139	-	-	212,139
Exercise of stock options	774,000	1,553,528	(542,327)	-	1,011,201
Non-cash stock compensation	-	-	6,138,922	-	6,138,922
Common shares issued for properties	225,000	712,500	-	-	712,500
Net loss and comprehensive loss	-	-	-	(20,520,323)	(20,520,323)

Balance, December 31, 2007	92,171,607	141,623,534	8,202,595	(40,987,103)	108,839,026

Common shares issued for cash, net of issue costs	1,000,000	2,634,686	-	-	2,634,686
Exercise of stock options	72,000	138,240	(48,240)	-	90,000
Non-cash stock compensation	-	-	4,567,204	-	4,567,204
Net loss and comprehensive loss	-	-	-	(17,853,585)	(17,853,585)

Balance, December 31, 2008	93,243,607	144,396,460	12,721,559	(58,840,688)	98,277,331

Common shares issued for properties	695,000	452,250	-	-	452,250
Exercise of stock options	1,961	2,127	(734)		1,393
Tax effect of renunciation of flow-through shares	-	(797,500)	-	-	(797,500)
Non-cash stock compensation	-	-	950,874	-	950,874
Net loss and comprehensive loss	-	-	-	(18,732,818)	(18,732,818)

Balance, December 31, 2009	93,940,568	144,053,337	13,671,699	(77,573,506)	80,151,530

Issuances

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

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

In September 2007, the Company issued 150,000 common shares pursuant to the terms of the Dalco Agreement to complete its 100% earn-in with respect to the Company's RS Project in Wyoming.  These common shares were valued at $469,500.

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issues costs were $115,314.

2009 issuances

In January 2009, the Company entered into certain agreements for the transfer of certain mineral claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that have become part of the LC South Project.  The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares and transfer of title.

During 2009, 1,961 common shares were issued pursuant to the exercise of stock options.

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

Activity with respect to stock options is summarized as follows:

	Options	Weighted- average exercise price
	#	$

Outstanding, January 1, 2007	5,406,000	1.69

Granted	3,667,500	4.44
Exercised	(774,000)	1.31
Forfeit	(288,800)	2.88

Outstanding, December 31, 2007	8,010,700	2.89

Granted	1,075,000	1.66
Exercised	(72,000)	1.25
Forfeit	(295,000)	2.50
Voluntarily returned	(2,490,000)	4.85

Outstanding, December 31, 2008	6,228,700	1.46

Granted	2,204,264	0.80
Exercised	(1,961)	0.71
Forfeit	(58,351)	2.07
Expired	(11,200)	1.65

Outstanding, December 31, 2009	8,361,452	1.28

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

As at December 31, 2009, outstanding stock options are as follows:

Exercise price $	Number of options	Weighted- average remaining contractual life (years)	Number of options	Weighted- average remaining contractual life (years)	Expiry

1.25	2,440,800	0.9	2,440,800	0.9	November 17, 2010
2.01	75,000	1.2	75,000	1.2	March 25, 2011
2.35	1,450,000	1.3	1,450,000	1.3	April 21, 2011
2.75	379,200	1.7	379,200	1.7	September 26, 2011
4.75	45,000	2.4	45,000	2.4	May 15, 2012
3.67	200,000	2.5	200,000	2.5	July 15, 2012
3.00	437,500	2.6	437,500	2.6	August 9, 2012
3.16	50,000	2.7	50,000	2.7	September 17, 2012
2.98	50,000	2.8	50,000	2.8	October 5, 2012
4.07	30,000	2.9	30,000	2.9	November 7, 2012
2.11	25,000	3.2	25,000	3.2	March 19, 2013
1.65	978,800	3.4	978,800	3.4	May 8, 2013
1.72	25,000	3.6	19,000	3.6	August 6, 2013
0.71	983,507	4.1	534,162	4.1	February 9, 2014
0.64	75,000	4.2	40,500	4.2	March 11, 2014
0.90	1,116,645	4.7	112,881	4.7	September 2, 2014

1.65	8,361,452	2.4	6,867,843	1.9

During the year ended December 31, 2009, the Company recorded a total of $950,874 related to stock option compensation (2008 – $4,567,204).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during the years ended December 31, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007

Expected option life (years)	2.85 - 3.01	4.0	4.0
Expected volatility	82 - 83%	65%	63% - 67%
Risk-free interest rate	1.4 - 1.9%	3.0% - 3.4%	3.9% - 4.6%
Forfeiture rate	4.4 - 4.6%	-	-
Expected dividend rate	0%	0%	0%

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

10.	Income taxes

Significant components of the Company’s future income tax assets and liabilities are as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	$	$	$

Future income tax assets
Deferred tax assets	12,406,000	18,104,000	8,494,000
Net operating loss carry forwards	12,521,000	2,389,000	3,403,000
Less: valuation allowance	(24,927,000)	(20,493,000)	(11,897,000)

	-	-	-

Future income tax liabilities
Asset basis differences	-	(478,000)	(478,000)

Net deferred tax asset (future income tax liability)	-	(478,000)	(478,000)

Income tax loss carry forwards
Canadian Federal (expiring 2009 - 2029)	12,871,000
United States Federal (expiring 2015 - 2029)	26,643,000

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007
	$	$	$

Loss before income taxes	(19,101,263)	(17,853,585)	(20,949,378)

Statutory rate	33.0%	33.5%	36.0%
Expected recovery of income tax	(6,303,349)	(5,980,951)	(7,541,776)
Effect of foreign tax rate differences	(604,323)	(731,366)	(400,099)
Non-deductable amounts	1,222,519	1,530,012	1,367,320
Effect of changes in future tax rates	766,407	(43,662)	390,200
Effect of change in foreign exchange rates	2,672,559	(3,370,258)	1,620,332
ISL change in basis	429,055	-	(430,119)
Effect of renouncement of flow through shares	(797,500)	-	-
Effect of non-deductible exploration expenditures	280,040
Change in valuation allowance	1,966,147	8,596,225	4,565,087

Recovery of future income taxes	(368,445)	-	(429,055)

11.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.  See the table in Note 3 for the composition of the Company’s cash and cash equivalents.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.50% and mature at various dates up to December 15, 2010.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.2 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government leaving approximately $34.9 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2009, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2009 the Company’s liabilities consisted of trade accounts payable of $1,046,963, all of which are due within normal trade terms of generally 30 to 60 days.

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

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions studied by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Investment committee of the Board of Directors.

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

At December 31, 2009 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$38.1 million (US$26.5 million as at December 31, 2008) and had accounts payable of US$0.8 million (US$1.7 million as at December 31, 2008) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.9 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having year end cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

12.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

	December 31, 2009
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	2,920,835	2,920,835
Mineral properties	523,667	29,209,629	29,733,296
Capital assets	2,181	2,736,940	2,739,121
Investments	-	2,769,117	2,769,117

	December 31, 2008
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	2,578,825	2,578,825
Mineral exploration properties	617,160	31,191,661	31,808,821
Capital assets	7,847	1,946,550	1,954,397

13.	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is committed to minimum annual lease payments as follows:

Lease Commitments:
Year ended December 31,	Amount
	$
2010		288,082
2011		156,607
2012		96,409
2013		-
2014 and thereafter		-

		541,098

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, requests for quotations for all major process equipment at the Lost Creek project were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2010.

Purchase orders for long lead time equipment for the Lost Creek plant have been issued.  The following table summarizes those commitments at the current exchange rate.

	US$	Cdn$
Purchase orders issued	1,643,191	1,724,365
Less payments made	(861,370)	(903,922)

Balance of purchase order commitments	781,821	820,443

14.	Capital structure

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

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

15.	Differences between Canadian and United States generally accepted accounting principles

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

Consolidated balance sheets	As at December 31, 2009	As at December 31, 2008
	$	$

Total assets

Total assets under Canadian GAAP	81,702,205	101,533,965
Adjustments made under US GAAP:
Adjustment for New Frontiers settlement (a)	2,016,156	2,016,156

Total assets under US GAAP	83,718,361	103,550,121

Total liabilities and shareholders' equity

Total liabilities under Canadian GAAP	1,550,675	3,256,634
Adjustments made under US GAAP:
Deferred tax adjustment ( c)	-	(478,000)
Flow-through share premium liability (b)	-	830,000

Total liabilities under US GAAP	1,550,675	3,608,634

Total shareholders’ equity under Canadian GAAP	80,151,530	98,277,331
Adjustments made under US GAAP:
Prior year income adjustments
Gain on settlement of New Frontiers obligation (a)	2,016,156	2,016,156
Deferred tax adjustment ( c)	-	478,000
Flow-through share premium liability (b)	-	(830,000)

Total shareholders’ equity under US GAAP	82,167,686	99,941,487

Total liabilities and shareholders' equity under US GAAP	83,718,361	103,550,121

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Consolidated statements of operations and comprehensive loss	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from March 22, 2004 Through December 31, 2009
	$	$	$	$
Net loss

Net loss under Canadian GAAP	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)
Adjustments made under US GAAP:
Gain on settlement of New Frontiers obligation (a)	-	-	2,016,156	2,016,156
Deferred tax adjustment ( c)	(478,000)	-	(429,500)	-
Income tax adjustment on renouncement of flow through shares (b)	32,500	-	-	(1,093,040)

Net loss under US GAAP, being comprehensive loss	(19,178,318)	(17,853,585)	(18,933,667)	(76,650,390)

Basic and diluted loss per share under US GAAP	(0.20)	(0.19)	(0.22)

Consolidated statements of cash flow	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from March 22, 2004 Through December 31, 2009
	$	$	$	$
Operating activities
Cash flows used in operating activities under Canadian & US GAAP	(16,963,300)	(16,537,329)	(13,783,552)	(61,123,244)

Investing activities
Cash flows provided by (used in ) investing activities under Canadian GAAP	26,299,819	9,892,468	(53,526,543)	(25,863,428)
Adjustments made under US GAAP:
Flow-through cash categorized as restricted cash (b)	848,607	(848,607)	2,653,315	-

Cash flows used in investing activities under US GAAP	27,148,426	9,043,861	(50,873,228)	(25,863,428)

Financing activities
Cash flows used in operating activities under Canadian & US GAAP	1,393	2,724,686	66,877,788	121,103,227

Ending cash and cash equivalents under US GAAP	32,457,323	24,951,128	26,312,757	32,457,323

Ur-Energy Inc.
(a Development Stage Company)
Notes to Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

(a) Settlement of New Frontiers obligation

The early extinguishment by the Company of its debt obligation to New Frontiers resulted in the Company not having to pay interest that had previously be accrued and recorded as an increase in the cost of the Company’s Lost Creek and Lost Soldier properties.  Under Canadian GAAP, the interest adjustment was recorded as a reduction in the carrying value of the mineral properties.  Under US GAAP, the accrued but unpaid interest was recorded as a gain and included in income.  Consequently, the carrying value of the properties under US GAAP is higher than that recorded under Canadian GAAP.

(b) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as capital stock.  Upon renouncing the income tax deductions, capital stock is reduced by the amount of the future income tax benefits recognized.

For US GAAP, the proceeds on issuance of the flow-through shares are allocated between the offering of the shares and the sale of the tax benefit when the shares are issued.  The premium paid by the investor in excess of the fair value of non flow-through shares is recognized as a liability at the time the shares are issued and the fair value of non flow-through shares is recorded as capital stock.  Upon renouncing the income tax deductions, the premium liability is re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized is recorded as an income tax expense or benefit.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP.  As at December 31, 2009, there were no unexpended flow-through cash funds (December 31, 2008 - $848,607).

(c) Deferred tax adjustment

Under Canadian GAAP, the Company reported a difference in accounting and Canadian tax basis related to an asset acquired in 2004 and therefore a deferred tax liability was recognized under Canadian GAAP.  Under U.S. GAAP, there was no difference between the book and tax basis so there is was no corresponding deferred tax liability.  The carrying value of the asset under Canadian GAAP was subsequently written off, so there is no longer any difference between Canadian and US GAAP for this item.

(d) Impact of recent United States accounting pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, released The FASB Accounting Standards Codification. The FASB Accounting Standards Codification (or Codification) will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities. The Codification will supersede all then-existing non-SEC accounting and reporting standards. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption is not expected to result in any material changes to our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2010-02 Accounting and Reporting for Decreases in Ownership of a Subsidiary; a Scope Clarification. The Update addresses the scope of the existing guidance in Section 810.10 and expands the disclosure guidelines related to a deconsolidation or derecognition as a result of a decrease in ownership. The Update is effective retrospectively to January 1, 2009 which is when the Company adopted SFAS 160.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”).  FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It does not require new fair value measurements where fair value is already the relevant measurement attribute. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.  The Company adopted the applicable portions of FAS 157 effective January 1, 2008 and adopted the requirements of FAS 157 for fair value measurements of financial and nonfinancial assets and liabilities not valued on a recurring basis effective from 1 January 2009. The adoption did not result in any impact on the financial statements.

In December 2007, FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”), which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.  FAS 141(R) establishes principles and requirements for how the acquirer: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted FAS 141(R) effective from 1 January 2009. The adoption did not have any impact on the consolidated financial statements.

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

Date: March 11, 2010

ANNUAL REPORT ON FORM 20-F (ANNUAL INFORMATION FORM)
for the year ended December 31, 2009

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1	Articles of Continuance of the Corporation (incorporated by reference to Exhibit 1.1 to the Corporation’s Form 20-F filed March 27, 2009).

1.2	Amended Bylaws of the Corporation (incorporated by reference to Exhibit 1.2 to the Corporation’s Form 20-F filed March 27, 2009).

8.1	List of Subsidiaries of the Corporation

12.1	Section 302 Certification by W. William Boberg, Chief Executive Officer dated March 11, 2010.

12.2	Section 302 Certification by Roger Smith, Chief Financial Officer, dated March 11, 2010.

13.1	Section 906 Certification by W. William Boberg, Chief Executive Officer dated March 11, 2010.

13.2	Section 906 Certification by Roger Smith, Chief Financial Officer dated March 11, 2010.

99.1	Amended and Restated Audit Committee Charter of the Corporation (incorporated by reference to Exhibit 99.1 to the Corporation’s Form 20-F filed March 27, 2009).

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Consent of Douglas K. Maxwell

99.4	Consent of John I. Kyle

99.5	Consent of C. Stewart Wallis