Form 20-F/A
period 2009-12-31
UR-ENERGY INC
filed 2011-01-26
CIK 1375205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

☐  Yes             ☐  No

PART I

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F (Annual Information Form) filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2009 is being filed to include (i) a map showing the locations of the Lost Creek and Lost Soldier projects in Item 4B, (ii) a table providing the spot and long-term contract prices of uranium in Item 3A, (iii) information with respect to quantity and grade where contained pounds of U3O8 are referenced with respect to certain exploration targets in Items 4 and 5, and (iv) a further explanation of Indicated Mineral Resources and Mineral Reserves in connection with our technical reports in Item 4.  In addition, this Amendment No. 1 changes throughout our Annual Report on Form 20-F (Annual Information Form) our references to the Corporation as a development stage company to an exploration stage company to comply with Industry Guide 7 definitions.

Other than the additions and changes mentioned in this note and conforming changes related thereto, no part of the Annual Report on Form 20-F (Annual Information Form) filed on www.sec.gov on March 12, 2010 is being amended, and this report continues to speak as of March 5, 2010 , the date on which it was approved by our board of directors. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to March 5, 2010.  Accordingly, this Amendment No. 1 should be read in conjunction with Annual Report on Form 20-F (Annual Information Form) for the fiscal year ended December 31, 2009 and the documents filed with and/or furnished to the Securities and Exchange Commission by the Corporation subsequent to March 12, 2010.

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

Forward-Looking Information

This Annual Report on Form 20-F (Annual Information Form) contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Corporation’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a United States Nuclear Regulatory Commission Source and Byproduct Material License; Wyoming Department of Environmental Quality Permit and License to Mine and all other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for early 2011; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Corporation’s procurement and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs, including without limitation, those as LC North and LC South ; (ix) the potential of new exploration targets in the area of Lost Creek, including those at LC North and LC South, to contain 24 – 28 million pounds of U3O8 (not an NI 43-101 compliant resource); (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project; and (xi) the community and regulatory issues with the Screech Lake project and related exploration.  The potential quantity and grade ranges set forth in regards exploration targets at Lost Creek, LC North and LC South are conceptual in nature only. There has been insufficient exploration to define a mineral resource at the new exploration targets at Lost Creek, LC North and LC South.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Corporation’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Corporation does business; changes in the Corporation’s size and structure; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel; uncertainties regarding the Corporation’s need for additional capital; uncertainty regarding the fluctuations of the Corporation’s quarterly results; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Corporation’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Corporation’s possible status as a "passive foreign investment Corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Corporation’s investments and other risks and uncertainties described under the heading “Risk Factors” of this Annual Report on Form 20-F (Annual Information Form).

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

Unlike other commodities, uranium does not trade on an open market.  Contracts are negotiated privately by buyers and sellers. Uranium prices are published by two of the leading industry-recognized independent market consultants The Ux Consulting Company, LLC and TradeTech, LLC who publish on their respective websites at http://www.uxc.com/  and http://www.uranium.info.  The following information reflects an average of the prices published by these two consulting groups for the timeframe indicated:

12.31 of [year]	2007	2008	2009
Spot price	$89.50	$52.50	$44.50
LT price	$95	$70	$61

End of [month]	Sept 2009	Oct 2009	Nov 2009	Dec 2009	Jan 2010	Feb 2010
Spot price	$42.88	$48	$45.38	$44.50	$42.38	$41.13
LT price	$64.50	$64.50	$61	$61	$61	$60

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

The Corporation faces numerous risks as an exploration stage company.

The Corporation is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The Corporation’s property interests are in the exploration stage. Accordingly, there is little likelihood that the Corporation will realize profits in the short term. Any profitability in the future from the Corporation’s business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, there can be no assurance, even when an economic deposit of minerals is located, that any of the Corporation's property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation's operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Substantial expenditures are required to establish resources and reserves which are sufficient to commercially mine some of the Corporation's properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

The price of uranium is affected by demand.

The price of uranium fluctuates. The future direction of the price of uranium will depend on numerous factors beyond the Corporation’s control including international, economic and political trends, governmental regulations, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of uranium, and therefore on the economic viability of the Corporation’s properties, cannot accurately be predicted. As the Corporation is only at the exploration stage, it is not yet possible for it to adopt specific strategies for controlling the impact of fluctuations in the price of uranium.

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

Incorporated on March 22, 2004, Ur-Energy is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Corporation’s land portfolio includes 12 properties in Wyoming, USA.  Of these, 10 are located in the Great Divide Basin, of which two (the Lost Creek property and the Lost Soldier property) contain defined resources that the Corporation expects to advance to production.

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

Since 2005, the exploration and development of Lost Creek has progressed.  The Corporation commissioned an NI 43-101 Preliminary Assessment in 2008.  Beginning in 2007, the Corporation has proceeded with its applications for a Source Material and Byproduct License from the U.S. Nuclear Regulatory Commission (“NRC”) and a Permit and License to Mine from the Wyoming Department of Environmental Quality (“WDEQ”).  The applications were deemed complete by both agencies and the technical review process is ongoing.   See also Item 4.B - Business Overview: Lost Creek Project.

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

On August 12, 2009, the Corporation announced the results of geologic evaluations of the Lost Creek Permit Area and adjacent properties held by the Corporation, namely, LC North and LC South, which contain multiple exploration targets and demonstrate the potential to contain 24 to 28 million pounds U3O8 in 20.7 to 24.1 million tons, with an average grade of 0.058% U3O8(not an NI 43-101 compliant resource). Individual redox fronts (reduction – oxidation fronts) which are amenable to ISR mining technology are commonly in the range of 10 to 20 feet (3 to 6 meters) thick.  Depths of mineralization are from 200 feet to 900 feet with GTs (Grade X Thickness) of 0.3 to 2.23 (averaging 0.7), with an assumption, based upon knowledge of roll fronts in the Great Divide Basin, of 50 - 100 foot width, all of which are similar to the Lost Creek deposit.  These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. The Corporation’s drilling and historic data have identified a minimum of an additional 120 compiled linear miles of new redox fronts stacked with multiple stratigraphic horizons with potential for resource development on these properties.  The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

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

B. Business overview.

LOST CREEK AND LOST SOLDIER PROJECTS
GREAT DIVIDE BASIN, WYOMING
Great Divide Basin, Wyoming, USA
N
Montana
Sheridan
Big Horn
Crook
I-90
Johnson
Campbell
Weston
Teton
Washakie
Hot Springs
Natrona
Converse
Fremont
Niobrara
South Dakota
Nebraska
Sublette
Casper
I-25
Lost Creek
Lost Soldier
Platte
Lincoln
Great Divide
Basin
Goshen
Idaho
Sweetwater
Rawlins
I-80
Albany
Laramie
Carbon
Cheyenne
Uinta
Utah
Colorado
0
50
100
miles
August 19, 2010

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

Technical Report Summaries

The following are the executive summaries excerpted in substantive form from the two technical reports completed on the Lost Creek project.  A Preliminary Assessment, completed in 2008 by John I. Kyle, P.E. and Douglas K. Maxwell, P.E. of Lyntek Incorporated (“Lyntek”), is the more recent NI 43-101 Technical Report and was prepared to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project. In 2006, an NI 43-101 Technical Report was prepared by C. Stewart Wallis, P.Geo, then a consulting geologist associated with Scott Wilson Roscoe Postle Associates Inc. (formerly, Roscoe Postle Associates Inc. (“RPA”)).

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

The NI 43-101 compliant Indicated Mineral Resource at Lost Creek allows for the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit, as set forth in the 2008 Preliminary Assessment – Lost Creek.  Because the practice of ISR mining is to drill out individual mine units just prior to mining each unit, the Preliminary Assessment – Lost Creek can only make use of the Indicated Mineral Resources figures.  The ISR drilling and development practices make the reporting of an NI 43-101 mineral reserve impracticable as there is insufficient delineation of the project  for treatment as a Mineral Reserve.

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

. . .A conservative approach to this preliminary assessment of the Lost Creek Project has been employed by using an in-place indicated resource of 8.1 million pounds of U3O8 defined by a model of 6 individual mine units averaging 1.2 to 1.4 million pounds of U3O8.   Assuming an 80 % uranium recovery, it is projected that there will be 6.5 million pounds of U3O8 produced.  The uranium mineralization is primarily located in the HJ and the UKM sandstone horizons at average depths of 435 feet and 555 feet, respectively.

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

In August 2009, the Corporation announced the results of in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Corporation which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 in 20.7 to 24.1 million tons, with an average grade of 0.058% U3O8 (not an NI 43-101 compliant resource).   Individual redox fronts (reduction – oxidation fronts) which are amenable to ISR mining technology are commonly in the range of 10 to 20 feet (3 to 6 meters) thick.  Depths of mineralization are from 200 feet to 900 feet with GTs (Grade X Thickness) of 0.3 to 2.23 (averaging 0.7), with an assumption, based upon knowledge of roll fronts in the Great Divide Basin, of 50 - 100 foot width, all of which are similar to the Lost Creek deposit.  These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. Corporation geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles of redox fronts containing the current Lost Creek deposit.  The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek permit area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons identified by Ur-Energy geologists using an in-house database of historic drill holes and Ur-Energy drill holes.  The Corporation continues to evaluate the exploration potential and is recommending future exploration programs for these areas. The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

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

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a United States Nuclear Regulatory Commission Source and Byproduct Material License; Wyoming Department of Environmental Quality Permit and License to Mine and all other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for early 2011; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs, including without limitation, those as LC North and LC South ; (ix) the potential of new exploration targets in the area of Lost Creek, including those at LC North and LC South, to contain 24 – 28 million pounds of U3O8 (not an NI 43-101 compliant resource); (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project; and (xi) the community and regulatory issues with the Screech Lake project and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (“Annual Information Form”) dated March 5, 2010 which is filed on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 NI 43-101 “Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

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

In August 2009, the Company announced the results of in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Company which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 in 20.7 to 24.1 million tons, with an average grade of 0.058% U3O8 (not an NI 43-101 compliant resource).  Individual redox fronts (reduction – oxidation fronts) which are amenable to ISR mining technology are commonly in the range of 10 to 20 feet (3 to 6 meters) thick.  Depths of mineralization are from 200 feet to 900 feet with GTs (Grade X Thickness) of 0.3 to 2.23 (averaging 0.7), with an assumption, based upon knowledge of roll fronts in the Great Divide Basin, of 50 - 100 foot width, all of which are similar to the Lost Creek deposit.  These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. Company geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles of redox fronts containing the current Lost Creek deposit.  The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek permit area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons identified by Ur-Energy geologists during the evaluation.  The Company continues to evaluate the exploration potential and is recommending future exploration programs for these areas. The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.   Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

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

None

Item 5D – Trend Information.

As the corporation is still in the exploration stage, there are no trends affecting operations or the related results.

Item 5E – Tabular disclosure of contractual obligations

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

PART III

Item 17. Financial Statements.

A. Consolidated Statements and Other Financial Information.

Ur-Energy Inc.
(an Exploration Stage Company)

Amended Audited Consolidated Financial Statements

December 31, 2009

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
March 5, 2010	Canada V6C 3S7
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

Chartered Accountants
Vancouver, Canada

Ur-Energy Inc.
(an Exploration Stage Company)
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

Ur-Energy Inc.
(an Exploration Stage Company)
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

Ur-Energy Inc.
(an Exploration Stage Company)
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

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  Accretion charges to the asset retirement obligation are charged to the related exploration project.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's Wyoming properties and are being expensed currently as a cost of exploration and development.

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

		541,098

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
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

Ur-Energy Inc.
(an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on this Annual Report on Form 20-F /A (Annual Information Form) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UR-ENERGY INC.

Per: /s/ W. William Boberg

W. William Boberg
President and Chief Executive Officer

Date: January 26, 2011

ANNUAL REPORT ON FORM 20-F /A (ANNUAL INFORMATION FORM)
for the year ended December 31, 2009

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit

1.1	Articles of Continuance of the Corporation (incorporated by reference to Exhibit 1.1 to the Corporation’s Form 20-F filed March 27, 2009).

1.2	Amended Bylaws of the Corporation (incorporated by reference to Exhibit 1.2 to the Corporation’s Form 20-F filed March 27, 2009).

8.1	List of Subsidiaries of the Corporation

12.1	Section 302 Certification by W. William Boberg, Chief Executive Officer dated January 26, 2011 .

12.2	Section 302 Certification by Roger Smith, Chief Financial Officer, dated January 26, 2011 .

13.1	Section 906 Certification by W. William Boberg, Chief Executive Officer dated January 26, 2011 .

13.2	Section 906 Certification by Roger Smith, Chief Financial Officer dated January 26, 2011 .

99.1	Amended and Restated Audit Committee Charter of the Corporation (incorporated by reference to Exhibit 99.1 to the Corporation’s Form 20-F filed March 27, 2009).

99.2	Consent of PricewaterhouseCoopers LLP

99.3	Consent of Douglas K. Maxwell

99.4	Consent of John I. Kyle

99.5	Consent of C. Stewart Wallis