Form 40-F
period 2010-12-31
UR-ENERGY INC
filed 2011-03-18
CIK 1375205

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010	Commission File Number 001-33905

UR-ENERGY INC.
(Exact name of Registrant as specified in its charter)
Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code No.)	Identification No.)
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127
(720) 981-4588
(Address and telephone number of Registrant’s principal executive offices)

Roger Smith
10758 W. Centennial Road, Suite 200
Littleton, Colorado 80127
(720) 981-4588
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
☒ Annual Information Form	☒ Audited Annual Financial Statements
At December 31, 2010, the Registrant had outstanding 101,998,012 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. ☐ Yes 82-____   ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes    ☒ No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of Ur-Energy Inc. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2010 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, including the report of the auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), see Note 16 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2010 is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with Canadian GAAP, and is subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and U.S. GAAP are described in Note 16 to the audited consolidated financial statements of the Company included in this report.

Unless otherwise indicated, all dollar amounts are reported in Canadian dollars.

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F contains “forward-looking statements” within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary analysis of economics of the Lost Creek Project); (ii) the Company’s belief that it will have sufficient cash to fund its capital requirements; (iii) receipt of (and related timing of) a U.S. Nuclear Regulatory Commission Source and Byproduct Materials License; Wyoming Department of Environmental Quality Permit and License to Mine; Record of Decision from the U.S. Bureau of Land Management, and all other necessary permits related to the Lost Creek Project; (iv) the Lost Creek Project will advance to production and the production timeline; (v) production rates, timetables and methods of recovery at the Lost Creek Project; (vi) the Company’s procurement and construction plans at the Lost Creek Project; (vii) the ability to complete additional uranium sales agreements, and upon what terms; (viii) the prospect for further development of, and the licensing and permitting process for Lost Soldier; (ix) the potential of new exploration targets on the LC North and LC South properties and on the Lost Creek Project area outside the current Lost Creek resource area; (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project, and the leased lands in the Nebraska exploration prospect; and (xi) future exploration and results at the Screech Lake project. The exploration targets at the LC North and LC South properties and on the Lost Creek project area outside the current Lost Creek resource area are conceptual in nature only.  There has been insufficient exploration to define a mineral resource at these new exploration targets.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage corporation; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canada Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a “passive foreign investment company” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a “controlled foreign corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the AIF.

RESERVES AND RESOURCES

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (“CIM Standards”), adopted by the CIM Council on November 23, 2003, as amended. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves,” and not “resources,” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.  U.S. investors are urged to consider closely the disclosure in our disclosure documents which may be secured from us, or online at  http://www.sec.gov/edgar.shtml or www.sedar.com.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 21) contained in the MD&A is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report On Internal Control Over Financial Reporting”  (page 21) contained in the MD&A is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes In Internal Control Over Financial Reporting” (page 21) contained in the MD&A is incorporated by reference herein.

CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits companies with countries of origin or incorporation other than the United States  to follow home country practices in lieu of complying with certain provisions of the NYSE Amex Company Guide. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Amex Company Guide must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the standards of the Canadian Securities Administrators and TSX either on its website or in the management proxy circular that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex recommends that a quorum of at least 33 1/3% of shares issued and outstanding and entitled to vote be required for shareholder action. The Company’s quorum requirement is set forth in its Articles and By-laws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and distribution of proxy statements for all shareholder meetings, and requires that  proxies  be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the Company is accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

 The foregoing are consistent with the laws, customs and practices in Canada.

DIRECTOR INDEPENDENCE

The Company’s Board of Directors consists of the following individuals: W. William Boberg, James Franklin, Jeffrey T. Klenda, Paul Macdonell and Thomas Parker. The Company’s Board of Directors has determined that Messrs. Franklin, Macdonell, and Parker are “independent” under the criteria established by NYSE Amex.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The information provided in the AIF is incorporated by reference herein. The Company’s Board of Directors has determined that Thomas Parker, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the Commission’s rules. Mr. Parker is “independent” under the criteria established by NYSE Amex.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s Internet website at http://www.ur-energy.com/corporate-governance/. No substantive amendments were made to the Company’s Code of Business Conduct and Ethics during the fiscal year ended December 31, 2010, and no waivers of the Company’s Code of Business Conduct and Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2010.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Auditors and Service Fees” (page 41) contained in the AIF is incorporated by reference herein.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED
BY INDEPENDENT AUDITOR

The Audit Committee has instituted a policy to pre-approve audit and non-audit services.  The Chair of the Audit Committee is given limited delegated authority from time to time by the Audit Committee to pre-approve permitted non-audit services.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2010, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	As of December 31, 2010
	Less than 1 year $	1 to 3 years $	4 to 5 years $	Over 5 years $	Total $
Operating Lease commitments	156,074	96,428	—	—	252,502
Asset retirement obligations (1)	11,892	—	—	491,209	503,101
Purchase obligations	1,320,519	—	—	—	1,320,519
Total	1,488,485	96,428	—	491,209	2,076,122
(1)
Asset retirement obligations include estimates about future reclamation costs, mining schedules, timing of the performance of reclamation work, obtaining permits on a timely basis and the quantity of ore reserves, an analysis of which determines the ultimate closure date and impacts the discounted amounts of future asset retirement liabilities. The amounts shown above are undiscounted to show full expected cash requirements

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company is concurrently filing with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

UR-ENERGY INC.

/s/ Roger L. Smith
Roger L. Smith
Chief Financial Officer

Date: March 18, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form for the Fiscal Year ended December 31, 2010
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Fiscal Year ended December 31, 2010
99.3	Consolidated Financial Statements for the Fiscal Year ended December 31, 2010
99.4	Certification of Chief Executive Officer pursuant to Rule 31a-14(a) of 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 31a-14(a) of 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.8	Consent of Pricewaterhouse Coopers LLP
99.9	Consent of Douglass H. Graves, P.E. of TREC, Inc.
99.10	Consent of Matthew J. Yovich, P.E. of TREC, Inc.
99.11	Consent of Robert D. Maxwell, CPG of Behre Dolbear & Company (USA), Inc.
99.12	Consent of C. Stewart Wallis, P.Geo, of Sundance Geological Ltd.