Form 40-F
period 2011-12-31
UR-ENERGY INC
filed 2012-03-05
CIK 1375205

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011	Commission File Number 001-33905

UR-ENERGY INC.

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code No.)	Identification No.)

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

(720) 981-4588

(Address and telephone number of Registrant’s principal executive offices)

Roger Smith

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

(720) 981-4588

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex, LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 103,675, 444

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☒ Yes    ☐ No

EXPLANATORY NOTE

Ur-Energy Inc. (the “Registrant” or the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with United States generally accepted accounting principles (“US GAAP”), and is subject to Canadian auditing and auditor independence standards.

Unless otherwise indicated, all dollar amounts are reported in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of the Company for the fiscal year ended December 31, 2011 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the auditors with respect thereto, are incorporated herein by reference.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2011 is incorporated herein by reference.

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary economic analysis of the Lost Creek Property); (ii) receipt of (and related timing of) the Record of Decision from the U.S. Bureau of Land Management, and other necessary permits related to the Lost Creek Project; (iii) the Lost Creek Project will advance to production and the production timeline; (iv) production rates, timetables and methods of recovery at the Lost Creek Project; (v) the Company’s procurement and construction plans at the Lost Creek Project; (vi) the potential of exploration targets at and the results from exploration and development drilling on the Lost Creek, LC North, LC South and EN Projects, including the lands recently acquired by the Company; (vii) the ability to complete additional uranium sales agreements, and upon what terms; (viii) the prospect for further development of, and the licensing and permitting process for Lost Soldier; (ix) timing, completion, and funding for and results of further exploration programs at Lost Soldier, Hauber Project, the leased lands in the Nebraska exploration prospect and Screech Lake. These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup), capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a foreign private issuer/non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex, LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the AIF.

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

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 21) contained in the MD&A is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report on Internal Control over Financial Reporting” (page 21) contained in the MD&A is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The information provided under the “Independent Auditor’s Report” that accompanies the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 is incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes in Internal Control over Financial Reporting” (page 22) contained in the MD&A is incorporated by reference herein.

CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits companies with countries of origin or incorporation other than the United States to follow home country practices in lieu of complying with certain provisions of the NYSE Amex Company Guide. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Amex Company Guide must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the standards of the Canadian Securities Administrators and the TSX either on its website or in the management proxy circular that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Vote Requirement: Section 713 of the NYSE Amex Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. Under the rules of the TSX unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company for less than market value of the shares, approval of the listed company’s shareholders is not required. Under certain circumstances, the TSX may, pursuant to Section 604(e) of the TSX company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the TSX grants such waivers from its shareholder approval requirements may depart from similar NYSE Amex waivers or exemptions, if any. The Company will seek a waiver from the NYSE Amex’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under Canadian law or under the rules of the TSX.

Shareholder Meeting Quorum Requirement: The NYSE Amex recommends that a quorum of at least 33 1/3% of shares issued and outstanding and entitled to vote be required for shareholder action and be provided for in a listed company’s by-laws. The Company’s quorum requirement is set forth in its Articles and By-laws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the shares entitled to be voted at the meeting.

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

DIRECTOR INDEPENDENCE

The Company’s Board of Directors consists of the following individuals: W. William Boberg, James M. Franklin, Wayne W. Heili, Jeffrey T. Klenda, Paul Macdonell and Thomas Parker. The Company’s Board of Directors has determined that Messrs. Franklin, Macdonell and Parker are “independent” under the criteria established by NYSE Amex.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the AIF which is incorporated by reference herein. The Company’s Board of Directors has determined that Thomas Parker, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the SEC’s rules. Mr. Parker is “independent” under the criteria established by NYSE Amex.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s Internet website at http://www.ur-energy.com/corporate-governance/. No substantive amendments were made to the Company’s Code of Business Conduct and Ethics during the fiscal year ended December 31, 2011, and no waivers of the Company’s Code of Business Conduct and Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2011.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Auditors and Service Fees” (pages 41-42) contained in the AIF is incorporated by reference herein.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED
BY INDEPENDENT AUDITOR

The Audit Committee has instituted a policy to pre-approve audit and non-audit services. The Chair of the Audit Committee is given limited delegated authority from time to time by the Audit Committee to pre-approve permitted non-audit services. All of the services described above under the heading “Principal Accountant Fees and Services” were approved in conformity with the Audit Committee’s pre-approval process.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2011, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	As of December 31, 2011
	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
	$	$	$	$	$
Operating Lease commitments	238,212	11,657	-	-	249,869
Asset retirement obligations (1)	21,298	-	-	529,096	550,394
Purchase obligations	974,434	-	-	-	974,434

Total	1,233,944	11,657	-	529,096	1,774,697

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

MINE SAFETY DISCLOSURE

Not applicable.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

UR-ENERGY INC.

/s/ Roger Smith
Roger Smith
Chief Financial Officer

Date: March 5, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form for the Fiscal Year ended December 31, 2011
99.2	Management’s Discussion and Analysis of financial condition and results of operation for the Fiscal Year ended December 31, 2011
99.3	Consolidated Financial Statements for the Fiscal Year ended December 31, 2011
99.4	Certification of Chief Executive Officer pursuant to Rule 31a-14(a) of 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 31a-14(a) of 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.8	Consent of PricewaterhouseCoopers LLP
99.9	Consent of John K. Cooper, P.G., SME Registered Member # 4145436, Ur-Energy
99.10	Consent of Catherine L. Bull, P.E., Ur-Energy
99.11	Consent of C. Stewart Wallis, P.Geo, of Sundance Geological Ltd.
101	The following financial information from Ur-Energy Inc.’s audited Consolidated Financial Statements, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operation, Comprehensive Loss and Deficit; (iii) Consolidated Statements of Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flow; and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text.

