Form 40-F
period 2012-12-31
UR-ENERGY INC
filed 2013-03-01
CIK 1375205

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012	Commission File Number 001-33905

UR-ENERGY INC.

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code No.)	Identification No.)

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

(720) 981-4588

(Address and telephone number of Registrant’s principal executive offices)

Roger Smith

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

(720) 981-4588

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT, LLC Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 121,134,276.

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

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of the Company for the fiscal year ended December 31, 2012 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of the auditors with respect thereto, are incorporated herein by reference.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2012 is incorporated herein by reference.

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s timeframe for events leading to and culminating in the commencement of production at Lost Creek (including procurement, construction and commissioning); (ii) the timing and outcome of the challenge to the Bureau of Land Management Record of Decision, including petitioner’s motion for preliminary injunction; (iii) ability and timing of the Company to secure project financing including the state bond process; (iv) the technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the Lost Creek Property); (v) the ability to complete the acquisition of Pathfinder Mines Corporation pursuant to the definitive agreement, and the timing for closing of the transaction; (vi) the ability to complete additional favorable uranium sales agreements and ability to reduce exposure to volatile market; (vii) the production rates and timeline of the Lost Creek Project; (viii) the potential of exploration targets throughout the Lost Creek Property (including the ability to expand resources); (ix) the further exploration, development and permitting of exploration projects including Lost Soldier, the Nebraska properties, Screech Lake and, following a closing, at Pathfinder Mines Corporation projects; and (x) the long term effects on the uranium market of events in Japan in 2011 including supply and demand projections.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a foreign private issuer/non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE MKT LLC (“NYSE MKT”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form incorporated herein.

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

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 19) contained in the MD&A is incorporated by reference herein.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report on Internal Control over Financial Reporting” (page 20) contained in the MD&A is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The information provided under the “Independent Auditor’s Report” that accompanies the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011 is incorporated herein by reference.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes in Internal Control over Financial Reporting” (page 20) contained in the MD&A is incorporated by reference herein.

CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT. Section 110 of the NYSE Company Guide permits companies with countries of origin or incorporation other than the United States to follow home country practices in lieu of complying with certain provisions of the NYSE MKT Company Guide. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE MKT Company Guide must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the standards of the Canadian Securities Administrators and the TSX either on its website or in the management proxy circular that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Majority of Directors Independent: Section 802(a) of the NYSE Company Guide requires the board of directors of a listed company to be composed of a majority of independent directors, as defined in Section 803A, unless otherwise exempt. The Canadian standard permits less than a majority of independent directors. The Company currently has two executive directors (its Chairman and President/CEO), three independent directors, and one non-executive director (former President/CEO) who is therefore not considered independent.

Shareholder Vote Requirement: Section 713 of the NYSE Company Guide requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of the presently outstanding shares for less than the greater of book or market value of the shares. Under the rules of the TSX unless the transaction results in the issuance of common shares (or securities convertible or exercisable into common shares) equal to 25% or more of the currently issued and outstanding shares of the listed company for less than market value of the shares, approval of the listed company’s shareholders is not required. Under certain circumstances, the TSX may, pursuant to Section 604(e) of the TSX company guide, grant waivers to its shareholder approval requirements where the listed company would suffer financial hardship in complying with such requirements. The conditions under which the TSX grants such waivers from its shareholder approval requirements may depart from similar NYSE MKT waivers or exemptions, if any. The Company will seek a waiver from the NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under Canadian law or under the rules of the TSX.

Shareholder Meeting Quorum Requirement: The NYSE MKT recommends that a quorum of at least 33 1/3% of shares issued and outstanding and entitled to vote be required for shareholder action and be provided for in a listed company’s by-laws. The Company’s quorum requirement is set forth in its Articles and By-laws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE MKT requires the solicitation of proxies and distribution of proxy statements for all shareholder meetings, and requires that proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the Company is accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

DIRECTOR INDEPENDENCE

The Company’s Board of Directors consists of the following individuals: W. William Boberg, James M. Franklin, Wayne W. Heili, Jeffrey T. Klenda, Paul Macdonell and Thomas Parker. The Company’s Board of Directors has determined that Messrs. Franklin, Macdonell and Parker are “independent” under the criteria established by NYSE MKT.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company’s Board of Directors has a separately designated standing Audit Committee of the Board of Directors. The members of the Company’s Audit Committee are identified in the AIF which is incorporated by reference herein. The Company’s Board of Directors has determined that Thomas Parker, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the SEC’s rules. Mr. Parker is “independent” under the criteria established by NYSE MKT.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s Internet website at http://www.ur-energy.com/corporate-governance/. No substantive amendments were made to the Company’s Code of Business Conduct and Ethics during the fiscal year ended December 31, 2012, and no waivers of the Company’s Code of Business Conduct and Ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2012.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee – External Auditors and Service Fees” (page 40) contained in the AIF is incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2012, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

Table of Contractual Obligations

	Payment due (by period) in thousands
		Less than			More than
	Total	1 year	1 to 3 years	3 to 5 years	5 years
Notes payable	325	114	211	-	-
Interest on notes payable	12	12	-	-	-
Operating leases	893	203	391	299	-
Environmental remediation	76	19	-	-	57
Asset retirement obligations	954	-	-	-	954
Construction contracts	10,900	10,900	-	-	-

	13,160	11,248	602	299	1,011

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

UR-ENERGY INC.

/s/ Roger Smith

Roger Smith

Chief Financial Officer

Date: March 1, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form for the Fiscal Year ended December 31, 2012
99.2	Management’s Discussion and Analysis of financial condition and results of operation for the Fiscal Year ended December 31, 2012
99.3	Consolidated Financial Statements for the Fiscal Year ended December 31, 2012
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
99.8	Consent of PricewaterhouseCoopers LLP
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Label Linkbase Document*
101.PRE	XBRL Taxonomy Presentation Linkbase Document*

•	XBRL information is furnished, not filed

